SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2003

Telefonica Holding of Argentina Inc.

(Translation of registrant’s name into English)

Telefónica Holding de Argentina S.A.

Avenida Ingeniero Huergo 723

(C1107AOT) Buenos Aires, Argentina

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F:  ☒  Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes:  ☐  No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes:  ☐  No:  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes:  ☐  No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Item

1.	Our consolidated financial statements as of March 31, 2003.

2.	Management’s discussion and analysis of financial condition and results of operations.

3.	The report of independent public accountants on interim financial statements.

2

Item 1

TELEFONICA HOLDING DE ARGENTINA S.A.

Financial Statements and Management’s

Discussion and Analysis of Financial

Condition and Results of Operations

as of March 31, 2003

TELEFONICA HOLDING DE ARGENTINA S.A.

Consolidated Financial Statements as of March 31, 2003

(Chart I)

(English translation of the financial statements originally issued in Spanish, except for note 13 to the unconsolidated financial statements)

TELEFONICA HOLDING DE ARGENTINA S.A.

Registered Address: Av. Ingeniero Huergo 723 - Ground floor, Buenos Aires (1)

FISCAL YEAR N° 28

BEGINNING JANUARY 1, 2003

FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2003

Principal business: Direct or indirect participation in businesses related to the areas of telecommunications, media and energy.

Registration with the Public Registry of Commerce:

•	Of the articles of incorporation: October 25, 1976.

•	Of the last change to the bylaws: April 18, 2001.

Registration number with the “Inspección General de Justicia” (the governmental regulatory agency of corporations): 6,133.

Duration of the corporation: through October 24, 2075.

Fiscal year-end: December 31.

Controlling company:

Name: Telefónica Internacional, S.A.

Registered address: Tucumán 1 - 17th floor - Buenos Aires - Argentina.

Principal business: Holding Company.

Controlling shareholding percentage of the Company’s capital stock: 99.96%. (See Note 8.1. to the unconsolidated financial statements)

Controlling shareholding percentage of the Company’s total votes: 99.97%.

Capital structure: See Note 8.1. to the unconsolidated financial statements.

Subscribed and paid in (historical values)
Outstanding common shares (face value 1 peso each)
Class A, 5 votes per share	30,427,328
Class B, 1 vote per share	374,302,032

Total capital stock authorized for public offering (2)	404,729,360

(1)	Corresponding to the new Company’s corporate address, which was changed by the Board of Directors on April 7, 2003.
(2)	See Note 8.2. to the unconsolidated financial statements.

JUAN I. LOPEZ BASAVILBASO President

(English translation of the financial statements originally issued in Spanish, except for note 13 to the unconsolidated financial statements)

TELEFONICA HOLDING DE ARGENTINA S.A.

CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2003 AND DECEMBER 31, 2002

Amounts stated in millions of Argentine pesos restated as described in Note 2.1.

to the unconsolidated financial statements

(See Notes 2.2. and 2.6. to the unconsolidated financial statements)

	March 31, 2003	December 31, 2002
CURRENT ASSETS

Cash and banks (Note 3.1.a)	18	26
Investments (Exhibit C and D)	245	177
Trade receivables (Note 3.1.b)	112	158
Other receivables (Note 3.1.c)	115	127
Inventories (Note 3.1.d)	9	8
Other assets (Note 3.1.e)	2	2

Total current assets	501	498

NONCURRENT ASSETS

Trade receivables (Note 3.1.b)	3	3
Other receivables (Note 3.1.c)	44	57
Investments (Exhibit C)	8	9
Fixed assets (Exhibit A)	4,081	4,238
Intangible assets and deferred charges (Exhibit B)	42	44

Subtotal	4,178	4,351

Goodwill on investment in companies (Note 3.1.f)	730	743

Total noncurrent assets	4,908	5,094

Total assets	5,409	5,592

CURRENT LIABILITIES

Trade payables (Note 3.1.g)	187	209
Bank and other financial payables (Note 3.1.h)	3,266	3,698
Payroll and social security taxes payable (Note 3.1.i)	39	37
Taxes payable (Note 3.1.j)	58	49
Other payables (Note 3.1.k)	30	30
Reserves (Exhibit E)	1	2

Total current liabilities	3,581	4,025

NONCURRENT LIABILITIES

Trade payables (Note 3.1.g)	34	34
Bank and other financial payables (Note 3.1.h)	1,725	1,976
Payroll and social security taxes payable (Note 3.1.i)	11	14
Other payables (Note 3.1.k)	38	33
Reserves (Exhibit E)	86	80

Total noncurrent liabilities	1,894	2,137

Total liabilities	5,475	6,162

MINORITY INTEREST IN TELEFONICA	517	425
COINTEL’S PREFERRED CAPITAL STOCK AND ACCUMULATED PREFERRED DIVIDENDS (Note 6.)	22	22
SHAREHOLDERS’ EQUITY (per related statement)	(605)	(1,017)

Total liabilities, minority interest in Telefónica, Cointel’s preferred capital stock and shareholders’ equity	5,409	5,592

The accompanying Notes to Chart I (Notes 1 to 19 and Exhibits A to H) and the accompanying unconsolidated financial statements are an integral part of these financial statements.

JUAN I. LOPEZ BASAVILBASO President

(English translation of the financial statements originally issued in Spanish, except for note 13 to the unconsolidated financial statements)

TELEFONICA HOLDING DE ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2003 AND 2002

Amounts stated in millions of Argentine pesos, except for per share amounts which are stated in Argentine pesos, restated as described in Note 2.1.

to the unconsolidated financial statements

(See Notes 2.2. and 2.6. to the unconsolidated financial statements)

	March 31, 2003	March 31, 2002
NET REVENUES	306	573

COST OF SERVICES PROVIDED (Note 3.1.l)	(240)	(314)

Gross profit	66	259

ADMINISTRATIVE EXPENSES (Exhibit H)	(47)	(68)

SELLING EXPENSES (Exhibit H)	(22)	(95)

DEPRECIATION OF GOODWILL (Note 3.1.f.)	(13)	(13)

OTHER INCOME RELATING TO EQUITY INTERESTS IN RELATED PARTIES, NET (Notes 2.3.h) and 6.a) to the unconsolidated financial statements)	15	22

Operating (loss) income	(1)	105

(LOSS) GAIN ON EQUITY INVESTMENTS	(1)	2

FINANCIAL INCOME (LOSS) ON ASSETS, NET (Exhibit H)	(29)	(98)

FINANCIAL INCOME (LOSS) ON LIABILITIES, NET (Exhibit H)	565	(3,586)

OTHER EXPENSES, NET (Exhibit H)	(11)	(15)

Income (loss) for the period before income tax and minority interest in Telefónica	523	(3,592)

INCOME TAX (Note 2.2.j))	—	26

MINORITY INTEREST IN TELEFONICA	(99)	639

Net income (loss) for the period	424	(2,927)

Net earnings (losses) per common share for the period (Note 2.3.i) to the unconsolidated financial statements) (1)	1.05	(7.23)

(1)	Basic and diluted earnings (losses) per share, stated in Argentine pesos.

The accompanying Notes to Chart I (Notes 1 to 19 and Exhibits A to H) and the accompanying unconsolidated financial statements are an integral part of these financial statements.

JUAN I. LOPEZ BASAVILBASO President

(English translation of the financial statements originally issued in Spanish, except for note 13 to the unconsolidated financial statements)

TELEFONICA HOLDING DE ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS (1)

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2003 AND 2002

Amounts stated in millions of Argentine pesos restated as described in Note 2.1.

to the unconsolidated financial statements

(See Notes 2.2. and 2.6. to the unconsolidated financial statements)

	March 31, 2003	March 31, 2002
CHANGES IN CASH AND CASH EQUIVALENTS

Cash and cash equivalents at end of period	263	137
Cash and cash equivalents at beginning of year/period	203	80

Increase in cash and cash equivalents	60	57

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS

Cash flows from operating activities:
Net income (loss) for the period	424	(2,927)
Adjustments to reconcile net income (loss) for the period to net cash provided by operating activities:
Income tax	—	(26)
Financial expenses (2) (3)	(564)	3,649
Fixed assets depreciation	161	175
Material consumption	5	5
Depreciation of intangible assets and deferred charges	2	2
Depreciation of goodwill	13	13
Cost of goods sold	1	6
Holding gains in derivative financial instruments	(4)	—
Increase in allowances and reserves (4)	13	66
(Loss) Gain on equity investments	1	(2)
Holding losses in inventories	1	3
Minority interest in Telefónica	99	(639)
Changes in assets and liabilities:
Trade receivables	36	71
Other receivables	19	(113)
Inventories	(2)	(2)
Trade payables	(13)	28
Payroll and social security taxes payable	(1)	—
Taxes payable	6	(35)
Other payables	(7)	(7)
Allowances and reserves	(1)	—
Interest collected	5	2

Total cash flows from operating activities	194	269

Cash flows (used in) provided by financing activities:
Increase in bank and other financial payables	23	46
Payment of bank and other financial payables	(56)	(163)
Interest paid	(93)	(42)

Total cash flows used in financing activities	(126)	(159)

Cash flows used in investing activities:
Purchases of fixed assets (5) (6)	(8)	(53)

Total cash flows used in investing activities	(8)	(53)

Total increase in cash and cash equivalents	60	57

(1)	Cash and cash equivalents (current investments) with an original maturity not exceeding three months are considered to be cash and cash equivalents which totals: (i) 18 million and 245 million, respectively, as of March 31, 2003; and (ii) 26 million and 177 million, respectively, as of December 31, 2002 (cash at the beginning of the fiscal year).
(2)	In 2003 and 2002, net of (22) million and 29 million corresponding to the exchange difference net of monetary gain (loss) originated by cash and cash equivalents in foreign currency, respectively.
(3)	In 2002, net of 13 million corresponding to inflation loss originated by local currency cash and cash equivalents.
(4)	Net of net deferred tax assets.
(5)	In 2002, net of 625 million of capitalized exchange differences.
(6)	In 2002, net of 2 million financed by bank and financial payables.

The accompanying Notes to Chart I (Notes 1 to 19 and Exhibits A to H) and the accompanying unconsolidated financial statements are an integral part of these financial statements.

JUAN I. LOPEZ BASAVILBASO President

(English translation of the financial statements originally issued in Spanish, except for note 13 to the unconsolidated financial statements)

TELEFONICA HOLDING DE ARGENTINA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2003 AND COMPARATIVE INFORMATION

Amounts stated in Argentine pesos restated as described in Note 2.1. to the unconsolidated financial statements (except where expressly indicated that figures are stated in other currency).

1.	BASIS OF PRESENTATION AND FINANCIAL STATEMENTS USED IN THE CONSOLIDATION

In accordance with General Resolution No. 368 of the National Securities Commission (Comisión Nacional de Valores or “CNV”), Telefónica Holding de Argentina S.A. (“the Company”) discloses its consolidated financial statements prior to the unconsolidated financial statements. The accompanying notes and supplementary statements to the consolidated and unconsolidated financial statements as of March 31, 2003 are an integral part of these financial statements and must be read together with them.

Following the procedure established by Technical Resolution (“RT”) No. 4, and the modifications introduced by RT No. 19 of the Governance Board of the Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”) (see Note 2.2. to the unconsolidated financial statements), and the applicable standards of the CNV, the Company has consolidated, in proportion to its equity interest (see Note 2.2.b)2. to the unconsolidated financial statements), line by line, their balance sheets as of March 31, 2003 and December 31, 2002, and their statements of operations and cash flows for the three-month periods ended on March 31, 2003 and 2002, with the consolidated balance sheets as of March 31, 2003 and December 31, 2002, and the statements of operations and cash flows for the three-month periods ended on March 31, 2003 and 2002 included in the consolidated financial statements of Compañía Internacional de Telecomunicaciones S.A. (“Cointel”) and their subsidiaries Telefónica de Argentina S.A. (“Telefónica”) and Telinver S.A. (“Telinver”) over which the Company has joint control according to RT No. 5 (modified by RT No. 19).

In addition, pursuant to new accounting standards, in the case of seasonal businesses, the balance sheet corresponding to the same date of the prior year should also be included as comparative information. In this respect, in the Company’s opinion, although Telinver’s transactions may be considered to be seasonal as a result of the cyclical nature of the business, the corresponding impact on the financial data presented in the consolidated balance sheet as of December 31, 2002 is not significant.

The Company has decided not to include financial statements consolidated according to its equity interest (proportional consolidation method) with E-Commerce Latina S.A. (“ECL”) as supplementary information since the assets, liabilities and operations of such company are not significant. In management’s opinion, the non presentation of the Company’s, Cointel’s and Telefónica’s financial statements consolidated with ECL’s financial statements as of March 31, 2003 and December 31, 2002 and for the three month-periods ending March 31, 2003 and 2002 does not constitute a significant omission considering the Company’s, Cointel’s and Telefónica’s financial statements taken as a whole.

The information included in the notes to the consolidated financial statements related to balances and operations of Cointel and Telefónica is disclosed based on the Company’s equity interest in Cointel, except where expressly indicated that it is disclosed in other way.

2.	BASIS OF PRESENTATION AND ACCOUNTING PRINCIPLES APPLIED

2.1.	Accounting principles applied

The application of the new standards in accordance with Resolution No. 434 of CNV gave rise to changes in valuation and presentation criteria, in addition to those described in Note 2.2. to the unconsolidated financial statements, as detailed below:

(English translation of the financial statements originally issued in Spanish, except for note 13 to the unconsolidated financial statements)

a)	Changes in valuation criteria

1.	Derivative financial instruments

RT No. 20 sets forth the specific valuation and disclosure criteria to be applied to derivative financial instruments and hedging transactions. According to this standard, hedging derivative instruments must be disclosed in the financial statements as either assets or liabilities at their fair value as of the date of the measurement. Should the derivative instrument be intended to cover cash flow risks, the variation in fair value must be charged, according to the amendment introduced by the Professional Council of Economic Sciences of the City of Buenos Aires (“CPCECABA”), to a specific account “Temporary differences in the measurement of derivative instruments intended as effective coverage” in the balance sheet and subsequently charged to the statement of operations for the period once the assets or liabilities covered have an impact on the income/loss for such period. If, instead, the derivative instrument were to protect the risk against changes in fair value, any variation in fair value must be directly charged to the statement of operations for the period. In both cases, the non-effective coverage portion of derivative financial instruments must be directly charged to the statement of operations for the period at the time such condition is known. The transition rule for the initial application sets forth that the difference between the previous measurement and that resulting from this new rule to determine the valuation of the instruments not designated as for hedging purposes, as well as those with no effective hedging coverage as defined in the standard, should be charged to the balance of Unappropriated retained earnings/losses at the beginning of the fiscal year in which this standard applies for the first time. This rule standard has been implemented prospectively as to January 1, 2003, as required by the transition rule.

b)	Changes in presentation criteria

1.	Preferred capital stock

As of the issuance date of Cointel’s preferred stock, there were no specific accounting principles ruling the accounting of redeemable preferred stock. Therefore, Cointel decided to disclose such preferred stock in its statement of changes in shareholders’ equity at their nominal value adjusted to their redemption value in accordance with its issuance conditions (see Note 6. to the consolidated financial statements).

RT No. 17 sets forth as a specific rule that redeemable preferred stock is part of liabilities when its issuance conditions, directly or indirectly, require that the issuer redeems them for a determined or determinable amount, on a fixed or determinable date.

Based on the issuance conditions of Cointel ‘s preferred stock and on their current status, Cointel has concluded that their preferred capital stock have not met the conditions mentioned above and that therefore they are a part of Cointel ‘s shareholder’s equity. See Note 6. to the consolidated financial statements.

2.2.	Valuation methods and additional information

The consolidated financial statements of Cointel and its controlled companies have been prepared in accordance with accounting principles consistent to those used by the Company (See Notes 2.1., 2.2. and 2.4. to the unconsolidated financial statements).

The principal valuation methods used in the preparation of the consolidated financial statements (in addition to those described in the unconsolidated financial statements) are as follows:

a)	Current investments:

Investments in Government bonds in local currency: at their cost, increased using the effective interest rate method based on the internal rate of return at the time of acquisition and the time lapsed since then.

Investments in Government bonds with an adjustment clause in U.S. dollars: valued at the exchange rate indicated by the Banco Central de la República Argentina (“BCRA”).

Investments in mutual funds: measured at their net realizable value.

(English translation of the financial statements originally issued in Spanish, except for note 13 to the unconsolidated financial statements)

b)	Receivables and payables:

Trade receivables include services provided and settlements with foreign correspondents, both billed and services and settlements accrued but unbilled as of the end of each period/year, the latter being determined based upon information about actual consumption, subsequent billings and estimates using historical data.

Trade receivables are disclosed net of the allowance for doubtful accounts, which has been assessed based on historical data and the estimated trend of collections. Telefónica includes as a receivable the portion accrued as of each period/year-end of the surcharge for late payment included in the invoices for payments until the “second due-date” of the invoice. For amounts that are past-due beyond the second due-date provided in the original invoice, the interest for late payment is recorded in the cases in which Telefónica estimates that it is likely that it will recover it.

Prepaid services include payments made to IBM Argentina S.A. (“IBM”) in excess of the portion of the contract’s total cost expensed through each period/year-end for the basic services received. Such amount is disclosed net of the deferred gain from the sale of the assets transferred to IBM, which will be recognized as income on a straight-line basis over the term of the contract. Likewise, annual increases in service costs as agreed upon between the parties (See Note 8. to the consolidated financial statements) are accrued and recorded in the statement of operations during the fiscal year in which such increases occur.

“Patriotic Bond” (see Note 3.1.c) to the consolidated financial statements) was accounted for at face value in foreign currency, stated at the exchange rate applicable to its settlement in effect at the end of each period/year according to the intended uses for the Patriotic Bond by Telefónica, plus the financial income accrued until those dates, which is not significantly different from the measurement at the discounted value by the interest rate of the instrument. Telefónica intends to hold the Patriotic Bond until the related maturity date and apply it against future taxes (see Note 13.1. to the consolidated financial statements).

Tax credit certificates (“TCC”) (see Note 3.1.c) to the consolidated financial statements) were accounted for at face value plus the benchmark stabilization coefficient (“CER”) and the financial income accrued until the end of each period/year, which is not significantly different from the measurement at the discounted value by the interest rate of the instrument. Telefónica intends to hold the tax credit certificates until the related maturity date and apply them against future taxes (see Note 13.2. to the consolidated financial statements).

Pre-retirement agreements charges and charges of employees eligible for retirement are recorded on the basis of the discounted value of such agreements (see Note 3.1.i) to the consolidated financial statements).

Universal Service contribution (see Note 15. to the consolidated financial statements): Telefónica calculates the charge for the universal service contribution, consisting in 1% of revenues from telecommunications services, net of automatic deductions (deductions not requiring regulatory approval) provided by the related Regulation and in accordance with Telefónica’s estimates of the amounts payable within each period/year, since the detailed rules of calculation and payment of this tax are still pending. If resulting in a balance payable to the universal service fund, such net amount is booked as liability. On the other hand, all deductions and subsidies that must first be approved by the regulatory entity will be booked by Telefónica as receivable in each year in which its reimbursement is approved by such entity.

c)	Inventories:

Raw materials, telephony equipments, other equipments intended for sale (including telephony accessories and prepaid cards) and supplies: raw materials and supplies are related to paper for printing directories and have been accounted for at replacement cost, which does not exceed their estimated realizable value. Equipment have been accounted for at the replacement cost up to the limit of their estimated realizable value. The Company determines the cost in accordance with the weighted average cost.

Directories in edition process have been accounted for at their production cost adjusted for inflation. This amount does not significantly differ from restated reproduction cost and does not exceed its estimated realizable value.

(English translation of the financial statements originally issued in Spanish, except for note 13 to the unconsolidated financial statements)

Inventories are accounted for net of the allowance for impairment in value and slow turnover, determined based on inventory recoverability analysis at the end of each period/year.

d)	Other assets:

Other assets include buildings no longer used in Telefónica’s operations and intended for sale. The carrying book value has been recorded based on its estimated realizable value.

e)	Noncurrent investments:

Telefónica’s 50% interest in ECL as of March 31, 2003 and December 31, 2002 was accounted for by the equity method based on the financial statements as of March 31, 2003 and December 31, 2002, respectively, prepared in accordance with accounting principles consistent with those used by the Company.

Other investments are Telefónica’s interest in Intelsat Ltd. (formerly known as International Telecommunications Satellite Organization (“Intelsat”)) and its interest in New Skies Satellites N.V. as of March 31, 2003 and December 31, 2002. They have been accounted for at the U.S. dollar amount of paid-in capital, stated at the exchange rate applicable to its settlement in effect at the end of period/year, up to the limit of its interest valued by the equity method, determined on the basis of the latest available financial information (see Note 17. to the consolidated financial statements). As a result of the registration of Intelsat as a commercial entity, the requirement that Telefónica may not sell its interest in Intelsat without the prior consent of the regulatory authorities was eliminated.

f)	Fixed assets:

Fixed assets received from Empresa Nacional de Telecomunicaciones (“Entel”) have been valued at their transfer price to Telefónica restated as indicated in Note 2.1. to the unconsolidated financial statements, and subsequent additions have been valued at cost, depreciated by the straight-line method over their remaining useful lives. The cost of work in process, whose construction extends over a period of time, includes the financial cost net of the effect of inflation, if applicable, generated by third parties, related to the investment during the construction period through the time the asset is ready to be used for a productive purpose. Capitalized interest included in construction in process for the three-month period ended March 31, 2003 amounts to 1 million, and capitalized interest and exchange difference net of the effect of inflation, if applicable, included in construction in process for the year ended December 31, 2002 totaled 19 million (includes 15 million of capitalized exchange difference), restated as described in Note 2.1. to the unconsolidated financial statements.

For fixed assets whose operating condition warrants replacement earlier than the end of the useful life assigned by Telefónica to the fixed asset category, Telefónica calculates depreciation charge based on the adjusted remaining useful life in accordance with Telefónica’s related assets replacement plan.

As indicated in Resolution MD No.3/2002 of CPCECABA, the capitalized exchange differences act as an anticipated recognition of the changes in the purchasing power of the currency and are to be absorbed by the inflation restatement of the book values of the assets that qualify for recognition of exchange differences. In this regard, the residual value of the capitalizable exchange differences as provided by General Resolution MD 3/2002 as of March 31, 2003 and December 31, 2002 has been fully absorbed by the value of these items that has been restated into constant pesos as of those dates, as the inflation coefficients are applied to the book costs immediately prior to the capitalization provided by this resolution.

Likewise, by application of the methodology described above, in the three-month period ended March 31, 2002, 597 million has been capitalized in fixed assets (restated as described in Note 2.1. to the unconsolidated financial statements). This amount corresponds to exchange losses resulting from liabilities in foreign currency in existence as of January 6, 2002, used in financing such assets.

Fixed assets relating to Telefónica’s telecommunications business were assessed for impairment based on their recoverable value on the basis of Telefónica’s Management best estimate of future cash flows of its telecommunications business, considering current information and future telephone service rates estimates. However, due to the regulatory uncertainty regarding the precise future evolution of rates which, as described in Note 9.1. to the consolidated financial statements, derive

(English translation of the financial statements originally issued in Spanish, except for note 13 to the unconsolidated financial statements)

from the pending renegotiation with the Government, whether the participation of the Company in the recorded amount of Telefónica’s telecommunications fixed assets as of March 31, 2003 of 2,641 million (amount calculated considering the Company’s indirect ownership interest in Telefónica) is fully recoverable, depends on the effect that the outcome of such renegotiation may have on Telefónica’s operations and cash flows.

g)	Intangible assets and deferred charges:

In addition to what is described in Note 2.3.c) to the unconsolidated financial statements, intangible assets and deferred charges as of March 31, 2003 and December 31, 2002 corresponds to:

•	Cointel’s goodwill on investment in Telefónica: represents the excess of the investment cost over the investment valued by the equity method as of the purchase dates related to Cointel’s increase in Telefónica’s equity interest from 51.0% to 56.2% generated during the fiscal year ended September 30, 1998 as a consequence of the redemption of Telefonica’s class C shares by such company. Cointel depreciates this goodwill over a 240-month term by the straight-line method.

The recoverability analysis of the goodwill’s booked value generated by the investment in Telefónica as of March 31, 2003, has been made on the basis of the Company’s management best estimate of Telefónica’s future cash flows, considering current information and Telefónica’s future service rates estimates. However, owing to the regulatory uncertainty regarding the precise future evolution of rates and the outcome of Telefónica’s negotiations to obtain financing in order to repay its liabilities within the regular course of business (see Notes 9.1. and 12. to the consolidated financial statements), whether booked goodwill, as of March 31, 2003 in the amount of 730 million, is fully recoverable depends on the effect that the outcome of the above mentioned matters may have on Telefónica’s operations and cash flows.

•	The license merged into Telefónica, in connection with the corporate reorganization mentioned in Note 5. to the consolidated financial statements related to the data transmission business, including the authorizations to use the “B” Band, restated in constant Argentine Pesos as stated in Note 2.1. to the unconsolidated financial statements, is depreciated by the straight-line method over a 10-year term.

•	Trademarks and the license to use the logo were valued at acquisition cost restated as described in Note 2.1. to the unconsolidated financial statements, net of accumulated depreciation which is calculated based on the remaining duration of the Telinver contract, until October 2007.

•	Expenses incurred in connection with the issuance of negotiable obligations have been restated as mentioned in Note 2.1. to the unconsolidated financial statements, were deferred and are being of depreciated by the straight-line method as from the issuance date to the maturity of such negotiable obligations. In addition, expenses include the amount related to the “authorization fee” in connection with waivers granted by the holders of negotiable obligations which are depreciated on a straight-line basis through maturity (see Note 11. to the consolidated financial statements).

•	The licenses to use links have been valued at the acquisition cost restated as indicated in Note 2.1. to the unconsolidated financial statements and are depreciated by the straight-line method over a 15 year, the term of the license.

•	The assignment to Telinver of Meller Comunicaciones S.A.’s rights pursuant to the contract for publishing Telefónica’s telephone directories and the non competition clause undertaken by Meller Comunicaciones S.A., have been valued at historical cost restated as described in Note 2.1. to the unconsolidated financial statements and are depreciated as from October 1, 1997 through September 30, and October 1, 2007, respectively, according to the terms of the contracts above-mentioned.

(English translation of the financial statements originally issued in Spanish, except for note 13 to the unconsolidated financial statements)

h)	Reserves:

During the normal course of business, Telefónica is subject to several labor, commercial, tax and regulatory claims. The outcome of such individual matters is not predictable with assurance. Charges have been recorded for contingencies where it is probable that Telefónica will incur a loss. The amount of loss is based on Telefónica’s management’s assessment of the likelihood of occurrence after consideration of legal counsel’s opinion regarding the matter. As of March 31, 2003, the amount booked for such purpose is 87 million.

i)	Financial Instruments:

Telefónica uses currency swaps, which, in the context of the Convertibility Law between the U.S. Dollar and the Argentine Peso, were intended to eliminate the variability in the cash flows of its debts denominated in Yens and in Euros and that currently reduce such variability in relation to the variations in the exchange rate between the Yen and the U.S. Dollar so that, Telefónica has ensured a fixed exchange rate between the yen/euro and the U.S. dollar for these obligations paying for this coverage a fixed percentage. Telefónica values the covered obligations at the period/year closing exchange rate and also recognizes separately the derivative instruments at their estimated fair value (see Note 2.1.a)1. to the consolidated financial statements).

j)	Income tax and Tax on minimum presumed income:

Cointel and Telefónica record income tax by application of the deferred method, in accordance with the provisions of RT No. 17 and the considerations described in Note 2.3.f) to the unconsolidated financial statements.

Deferred tax assets result mainly from the temporary differences arising from allowances and financial charges that are not yet deductible for tax purposes and from tax loss carryforwards. Deferred tax liabilities result mainly from temporary differences in the valuation of fixed assets for accounting and tax purposes basically due to different depreciation criteria and to the treatment of capitalized interest.

The cumulative effect on Telefónica’s shareholders’ equity at the beginning of the three-month period ended March 31, 2002 arising from the application of this new standard resulted in the recognition of net deferred tax liabilities of 51 million (17 million calculated considering the Company’s indirect ownership interest in Telefónica).

On April 2, 2003, CPCECABA issued Resolution MD° 11/2003 establishing that the effect of the inflation restatement of the original cost of fixed assets must not be considered to be a temporary difference as it is not a different valuation basis.

In considering their estimates, Telefónica’s Management takes into account the reversal time period of deferred tax liabilities, projected taxable income and tax planning strategies. This assessment is based on a series of internal forecasts updated to reflect the most recent operating trends. In accordance with accounting principles in force, the Company must recognize deferred tax assets when future deductibility is likely. Therefore, given the uncertainty related to the effect of the final outcome of the tariff renegotiation (See Note 9.1. to the consolidated financial statements), Telefónica has booked a reserve for the balance of net deferred tax assets whose recovery depends upon the generation of future taxable income.

According to Law No 25,561, which is described in Note 2.3.f) to the unconsolidated financial statements, Telefónica’s foreign exchange tax loss as calculated by the above procedures and by application of a $1.40 exchange rate for each U.S. dollar was approximately 750 million, which will be computed in equal parts in five years starting December 31, 2002. Approximately 150 million will be computed for tax purposes in the fiscal year ended December 31, 2003, while 450 million will be carried forward and applied to offset taxes in equal amounts over the next three years. Cointel’s foreign exchange tax loss was approximately 122 million, of which approximately 24 million were computed for tax purposes in the fiscal year ended September 30, 2002, 6 million were computed for tax purposes in the three-month fiscal year ended December 31, 2002, while the remaining amount will be carried forward and applied proportionally to offset taxes until December 31, 2006, accordingly to the related legislation.

(English translation of the financial statements originally issued in Spanish, except for note 13 to the unconsolidated financial statements)

For the three-month period ended March 31, 2003, Cointel and Telefónica have estimated a taxable income in the income tax of approximately 888 million. If such situation remains at the end of the fiscal year, the tax income will be fully offset with tax loss carryforwards existing at the beginning of the current fiscal year.

Additionally, as of December 31, 2002, Cointel and Telefónica had a tax loss carryforward of approximately 4,652 million (1,628 million at the 35% tax rate), before the offsetting mentioned in the above paragraph, according to the respective tax returns filed, that could be applied to offset future income tax charge of the current year and the subsequent years until 2007, according to Cointel’s financial statements.

The consolidated tax loss carryforwards of Cointel and Telefónica will mature as follows:

Available until	Tax loss carryforward (historical value)
2003	15
2004	60
2005	82
2006	795
2007	3,700

4,652

The following table presents the components of the Company’s consolidated deferred income tax balance:

	March 31, 2003		December 31, 2002
Deferred tax assets
Common income tax loss carryforwards	1,028	(1)	1,254
Specific income tax loss carryforwards	61		62
Exchange differences deductible in future fiscal years	169		182
Allowance for doubtful accounts	60		67
Interests deductible in future fiscal years	37		30
Accrual for contingencies and other non-deductible allowances	32		31
Other non-deductible accruals	26		16
Other	4		3

	1,417	(2)	1,645	(2)
Allowance for deferred tax assets	(1,337	)(2)	(1,565	)(2)

Subtotal	80		80

Deferred tax liabilities
Fixed assets	(67)		(69)
Dismissal accrual for tax purposes	(7)		(7)
Other liabilities	(6)		(4)

Subtotal	(80	)(2)	(80	)(2)

Total	—		—

(1)	Net of 214 million of tax loss carryforwards that offset the tax payable with respect to the taxable income estimated for the three-month period ended March 31, 2003.
(2)	As of March 31, 2003, the effect of discounting the balances of deferred tax assets, deferred tax liabilities and allowance for deferred tax assets in accordance with accounting rules of the CPCECABA would have resulted in a reduction of those balances of 35 million, 1 million and 34 million, respectively. As of December 31, 2002, this effect on deferred tax assets, deferred tax liabilities and allowance for deferred tax assets would have resulted in a reduction of those balances of 42 million, 1 million and 41 million, respectively.

The following is the reconciliation of the income tax as charged to the consolidated statement of operations (that has been nil for the three-month period ended March 31, 2003 and a tax gain for the three-month period ended March 31, 2002) and the amount resulting from the application of the corresponding tax rate on pre-tax net income:

(English translation of the financial statements originally issued in Spanish, except for note 13 to the unconsolidated financial statements)

	March 31,
	2003	2002
Net income (loss) before tax at statutory income tax rate	148	(1,025)
Permanent differences:
Income (loss) on equity investments	1	(5)
Non taxable earnings	12	(1)
Inflation restatement effect	45	(227)
Reversal of allowance for deferred tax assets	(228)	—
Goodwill depreciation	5	5
Allowance for deferred tax assets	—	1,387
Effect of minority interest in Telefónica	17	(160)

Income tax benefit (1)	—	(26	)(1)

(1)	Corresponds to the reversal of net deferred tax liabilities at the beginning of the three-month period as of March 31, 2002.

Telefónica has determined a minimum presumed income tax charge for the three-month period ended March 31, 2003 in the amount of 12 million that was included in the caption “Other non-current receivables” as Telefónica’s management has estimated that such tax would be recoverable based on its tax projections and the terms for recovery established by the law (10 years). However, whether the booked amount of minimum presumed income tax of Telefónica of 18 million and 16 million (calculated considering the Company’s indirect interest in Telefónica) as of March 31, 2003 and December 31, 2002, respectively, is fully recoverable depends upon the final outcome of the tariff issue (See Note 9. to the consolidated financial statements). The amounts capitalized as minimum presumed income tax have been measured at discounted value, based on Telefónica’s tax projections.

k)	Statement of operations accounts:

Revenues and expenses are credited or charged to income on an accrual basis. Telefónica recognizes income from fixed telephony services (local and long distance and access to the network, among others) based on the use of the network. Charges for the installation of telephone lines are recognized as revenues when the service connection is made.

Telefónica recognizes income from sales of equipment when they are delivered and accepted by its customers. For contracts where Telefónica provides customers with an indefeasible right to use network capacity, Telefónica recognizes revenue ratably on stated life of the agreement.

Telinver recognizes revenues and cost of sales for sales of advertisements in telephone directories when the directories are published and distributed. For the main telephone directories undergoing the process of edition as of March 31, 2003, the total amount of advertisement sales not yet booked as income, because of the revocability of the advertisement orders as of that date, is 7 million.

2.3.	Concentrations of operations and credits

The only significant concentration of credit and operations of Telefónica as of March 31, 2003 and December 31, 2002 was with the Argentine Government (Federal, Provincial and Municipal Government and Governmental agencies). Sales with such organizations considered as a whole during the three-month periods ended as of March 31, 2003 and 2002, respectively, amount to approximately 3.1% and 3.2% of net sales and balances as of March 31, 2003 and December 31, 2002, are, respectively, 31 million and 34 million.

Of the above-mentioned balances as of March 31, 2003 not yet collected as of the date of issuance of these financial statements, approximately 23 million were past due as of March 31, 2003. On the basis of Telefónica’s current collection efforts and the information available as of the date of issuance of these financial statements about Argentina’s future economic perspectives, Telefónica’s Management has estimated the possible collection terms and conditions of the receivables from government entities mentioned above.

The estimated financial effects of the possible deferral of collections from such government agencies have been considered to value such balances as of March 31, 2003. The portion of net value booked related to these receivables that Telefónica estimated that will be collected beyond the next twelve

(English translation of the financial statements originally issued in Spanish, except for note 13 to the unconsolidated financial statements)

months has been classified as noncurrent as of March 31, 2003 and December 31, 2002 (see Note 3.1.b) and 3.2. to the consolidated financial statements).

2.4.	Cointel´s fiscal year-end change

On November 11, 2002, Cointel´s Ordinary and Special Shareholders’ Meeting approved the amendment of the fiscal year section of the Articles of Incorporation. This amendment consists in changing Cointel´s fiscal year-end from September 30 to December 31 of each year. On December 12, 2002, the CNV approved such fiscal year-end change and on January 21, 2003 this amendment was registered with the Public Registry of Commerce.

3.	BREAKDOWN OF THE MAIN ACCOUNTS (amounts stated in millions)

3.1 Breakdown of the main accounts

As of the end of each period/year, the main accounts were made up as follows (foreign currency balances are presented in Exhibit G) (balances stated in millions of constant Argentine pesos of March 31, 2003 – See Note 2.1. to the unconsolidated financial statements):

a) Cash and banks:

	March 31, 2003	December 31, 2002
Cash	1	1
Banks (1)	17	25

	18	26

(1)	In 2003 and 2002, includes 6 million and 5 million, respectively, from provincial bonds and 2 million and 3 million, respectively, from federal bonds.

b) Trade receivables:

	March 31, 2003		December 31, 2002
	Current	Noncurrent (2)	Current	Noncurrent
Past due (1)	182	17	223	16
Current	98	—	125	—

Subtotal	280	17	348	16

Allowance for doubtful accounts (Exhibit E)	(168)	(14)	(190)	(13)

Total	112	3	158	3

(1)	As a result of refinancing of past-due receivables, about 10 million of refinanced receivables are disclosed as current receivables as of March 31, 2003.
(2)	See Notes 2.3. to the consolidated financial statements.

(English translation of the financial statements originally issued in Spanish, except for note 13 to the unconsolidated financial statements)

c) Other receivables:

	March 31, 2003		December 31, 2002
	Current	Noncurrent	Current	Noncurrent
Guarantee deposits	3	—	4	—
Prepayments to vendors	1	—	1	—
Related companies – Telefónica Comunicaciones Personales S.A. (“TCP”), TYSSA Telecomunicaciones y Sistemas S.A. (“TYSSA”), Telefónica Data Argentina S.A. (“TDA”), Telefónica Gestión de Servicios Compartidos S.A. (“T-Gestiona”), Adquira Argentina S.A. (“Adquira”), Atento Argentina S.A. (“Atento”) and Telefónica S.A. Sucursal Argentina (“TESA Arg.”)	43	—	50	—
Financial prepayments	2	—	6	—
Prepaid rentals	—	—	1	—
Prepaid services	8	1	11	—
Tax credit certificates (1)	8	4	8	8
Legal deposits	1	—	1	—
Value Added Tax	—	—	1	—
Tax on minimum presumed income	—	30	—	26
Patriotic Bond (2)	35	8	30	21
Deferred income tax assets, net (3)	—	1,337	—	1,565
Other	14	1	14	2

Subtotal	115	1,381	127	1,622
Allowance for other receivables (Exhibit E)	—	(1,337)	—	(1,565)

Total	115	44	127	57

(1)	See Note 13.2. to the consolidated financial statements.
(2)	See Note 13.1. to the consolidated financial statements.
(3)	See Note 2.2.j) to the consolidated financial statements.

d) Inventories:

	Current
	March 31, 2003	December 31, 2002
Raw materials and supplies	1	—
Directories in edition process	3	2
Telephony and other equipment	8	8
Prepayments to vendors	1	2

Subtotal	13	12
Allowance for impairment in value and slow turnover (Exhibit E)	(4)	(4)

Total	9	8

e) Other assets:

	Current
	March 31, 2003	December 31, 2002
Real property intended for sale	2	2

Total	2	2

(English translation of the financial statements originally issued in Spanish, except for note 13 to the unconsolidated financial statements)

f) Goodwill on investment in companies:

	Original value	Depreciation			Net book value	Net book value
	At beginning of year	At beginning of year	For the period/ year	At end of period/year	As of March 31, 2003	As of December 31, 2002
Goodwill - Cointel	804	234	10	244	560	570

Goodwill - Telefónica	225	52	3	55	170	173

Three-month period ended March 31, 2003	1,029	286	13	299	730

Fiscal year ended December 31, 2002	1,029	235	51	286		743

g) Trade payables:

	March 31, 2003		December 31, 2002
	Current	Noncurrent	Current	Noncurrent
Vendors, contractors and correspondents	129	—	151	—
Management fee	41	—	37	—
Billing on account and behalf of cellular and audiotext companies	11	—	13	—
Services collected in advance (1)	2	34	1	34
Other	4	—	7	—

Total	187	34	209	34

(1)	Deferred revenues related to the sale of indefeasible right to use network capacity, recognized ratably over the stated life of the agreement.

h) Bank and other financial payables:

	March 31, 2003		December 31, 2002
	Current	Noncurrent	Current	Noncurrent
Credit balances with banks	—	—	3	—
Bank loans and long-term financing	68	167	79	212
Import financing	24	11	30	14
Related company – Telefónica Internacional, S.A. (“TISA”)(2)	3,123	—	3,542	—
Negotiable obligations (1)	51	1,547	44	1,750

Total	3,266	1,725	3,698	1,976

(1)	See issuance conditions in Note 11. to the consolidated financial statements.
(2)	In 2003 and 2002, includes 1,645 million and 1,853 million, respectively, corresponding to the Company (see Note 6.c) (iii) to the unconsolidated financial statements), 183 million and 179 million, respectively, corresponding to Cointel (see Note 7.1. to the consolidated financial statements), and 1,295 million and 1,510 million, respectively, corresponding to Telefónica (see Note 12. to the consolidated financial statements).

(English translation of the financial statements originally issued in Spanish, except for note 13 to the unconsolidated financial statements)

i) Payroll and social security taxes payable:

	March 31, 2003		December 31, 2002
	Current	Noncurrent	Current	Noncurrent
Vacation and bonus accrual	22	—	22	—
Social security taxes payable	6	—	7	—
Pre-retirement agreements (1)	8	11	6	14
Other	3	—	2	—

Total	39	11	37	14

(1)	Pre-retirement agreements mature through 2009, and do not have adjustment clauses. The amount includes 3 million related to benefits granted to employees included in such agreements, which are to be allocated by them to pension payments corresponding to the period between the date of the agreement and March 31, 2003 and are to be paid until the worker qualifies to obtain legal pension benefits.

j) Taxes payable:

	Current
	March 31, 2003	December 31, 2002
Turnover tax accrual (net of prepayment)	4	6
Health and safety assessment	9	8
Value added tax	6	—
Tax on minimum presumed income	30	25
Other	9	10

Total	58	49

k) Other payables:

	March 31, 2003		December 31, 2002
	Current	Noncurrent	Current	Noncurrent
Financial instruments (1)	4	26	3	16
International Telecommunications Union	10	—	10	—
Debt with TYSSA, Atento, TCP and TDA	—	—	1	—
Other	16	12	16	17

Total	30	38	30	33

(1)	Corresponds to the foreign currency swaps described in Note 12. to the consolidated financial statements.

l) Cost of services provided:

	March 31, 2003	March 31, 2002
Telecommunications services (Exhibit H)	238	306
Cost of services provided (Exhibit F)	2	8

Total	240	314

(English translation of the financial statements originally issued in Spanish, except for note 13 to the unconsolidated financial statements)

3.2	AGING OF CURRENT INVESTMENTS, RECEIVABLES AND LIABILITIES AS OF MARCH 31, 2003:

	Assets				Liabilities
	Current Investments	Trade receivables (a)		Other Receivables (c)	Trade payables	Bank and financial payables	Payroll and Social Security Taxes payables	Tax payables	Other payables
Past-due:

Up to three months	—	66		—	34	—	—	—	—
From three to six months	—	3		—	4	—	—	—	—
From six to nine months	—	7		—	—	—	—	—	—
From nine to twelve months	—	18		—	2	—	—	—	—
From one to two years	—	55		3	3	—	—	—	1
From two to three years	—	20		—	4	—	—	—	—
Over three years	—	27		—	—	—	—	—	—

At sight:	—	—		34	4	15	1	10	21

Current:

Up to three months	245	93		37	125	3,047	17	48	1
From three to six months	—	4		15	6	158	4	—	2
From six to nine months	—	2		11	4	26	6	—	—
From nine to twelve months	—	2		15	1	20	11	—	5
From one to two years	—	—		14	3	915	4	—	7
From two to three years	—	—		—	3	39	3	—	6
From three to four years	—	—		2	3	145	2	—	6
From four to five years	—	—		—	2	17	1	—	4
Over five years	—	—		28	23	609	1	—	14

Subtotal	245	297		159	221	4,991	50	58	67
Allowance for doubtful accounts	—	(182)		—	—	—	—	—	—
Benefits under the Collective Labor Agreements	—	—		—	—	—	—	—	1

Total	245	115		159	221	4,991	50	58	68

Percentage accruing interest at fixed rate	84%	1%		9%	—	34%	—	—	45%
Percentage accruing interest at variable rate	—	66	%(b)	31%	—	63%	—	—	—
Percentage with variable return	3%	—		—	—	—	—	—	—
Average interest rate in foreign currency	1%	—		6%	—	10%	—	—	6%
Average interest rate in local currency	24%	81%		4%	—	10%	—	—	—

(a)	Include 17 million classified as non-current taking into account Telefónica’s management estimates regarding probable collection terms (see Note 2.3. to the consolidated financial statements).
(b)	Such percentage is related to the portion of receivables over which surcharges are applicable for being in arrears. The rate indicated is that corresponding to bills collected with such surcharges.
(c)	Not including amounts corresponding to net deferred tax asset totally reserved.

4.	TELEFONICA’S OPERATIONS

Sociedad Licenciataria Sur S.A., nowadays Telefónica, was created in compliance with the provisions of the List of Conditions for the privatization of Empresa Nacional de Telecomunicaciones (“Entel”). Telefónica has a license for an unlimited period of time to provide Basic Telephone Services to the Southern Region of Argentina. The license, as granted, was exclusive through November 8, 1997, with the possibility of a three-year extension. On March, 1998 the National Executive Power has issued Decree No. 264/98 which generally extended the period of exclusivity with respect to the provision of Basic Telephone Services until late 1999 and over time opening the telecommunications sector in Argentina to increased competition.

Decree No. 264/98 issued by the National Executive Power, established subject to the results of the above-mentioned legal proceedings, a period of transition to competition in the telecommunications industry, during which all of Telefónica’s rights and obligations related to the exclusivity of the license not otherwise modified, should remain in effect. Decree No. 264/98 established a timetable for the liberalization, subject to issuance of related regulations, first liberalizing the area of public telephones followed by liberalization of the rural telephone market, the liberalization of the market for basic telephone services with the addition of up to two new licenses (two new operators) to provide such services at the end of the period of exclusivity and

(English translation of the financial statements originally issued in Spanish, except for note 13 to the unconsolidated financial statements)

concluding with the total liberalization of local, domestic and international long-distance services on November 8, 2000. In this context, the Secretary of Communications (“SC”) issued Resolution No. 1,686/99, which provided that the transition period to competition in telecommunications ended on October 10, 1999.

On March 31, 1999, Telefónica signed a license agreement with the SC for an unlimited period of time, to provide local and domestic and international long-distance telephone services and telex services in the Northern region of the country. Telefónica’s obligations under the license, mainly related to service quality and coverage of the areas to be serviced.

Also, on June 9, 2000, the National Executive Power issued Decree No. 465/00, which provides for the total deregulation of the telecommunications market as from November 9, 2000.

On September 3, 2000, the National Executive Power issued Decree No. 764/2000 which, in the context of such deregulation approved the Rules for Licenses for Telecommunication Services, the Rules for Interconnection, the Rules for Universal Service and the Rules for the Management and Control of Radioelectric Spectrum. These rules constitute the current regulatory framework applicable to Telefónica. The above-mentioned rules provide, among other issues, the requirements to obtain the licenses to render telecommunications service, the conditions to establish rates and the providers’ obligations, the technical and economic aspects for interconnection to the networks of different providers, the programs, administration and economic issues of the Universal Service, as well as the principles that will govern the management and control of the radioelectric spectrum.

On September 19, 2000, Telefónica filed a reconsideration petition against certain issues of Decree No. 764/2000. The Court has not as yet ruled on this issue.

Telefónica’s short-term strategy has been to continuously adapt its business strategy to address the challenges and risks presented by the Argentine economic crisis. Therefore, the short-term strategy focuses on the renegotiation of tariffs, cost controls and efficiency improvements, capital expenditures controls, improvements in working capital and management of cash and liquidity.

Telefónica’s current long-term business strategy is to maintain and enhance its position in Argentina’s competitive telecommunications market. The implementation of this strategy involves the introduction of service offerings in new geographic areas, improving and expanding services Telefónica currently serve in the markets and its continuous development as a provider of telecommunications services for corporate and residential customers.

In the long term, Telefónica intends to continue solidifing its position as the leading provider at integrated business solutions in Argentina by providing a full range of services including voice, value added services, broad band (“ADSL”), dial-up Internet access, sales of telephone equipment and other high-technology products for corporate users through different marketing channels. Telefónica also intends to continue to invest substantial resources and efforts into training and personnel development and incentive programs to reduce costs and improve efficiency.

Telefónica considers that the implementation of these short and long-term business strategies will continue having a positive impact on the competitiveness of telecommunications activities reducing the adverse effects of growing competition and Argentina’s economic and political situation.

During 2002, additional factors have had material effects on Telefónica´s operations, results and financial condition. Such factors arise from the Argentine economic crisis and the effect of the current regulatory framework on Telefónica´s ability to respond to the above mentioned effects (see Notes 9. and 12. to the consolidated financial statements).

Furthermore, Telefónica has signed a Management Agreement with the operator Telefónica, S.A. (“TESA”). Under this Agreement, the full management of Telefónica is entrusted to the operator. Such agreement was automatically extended until April 2003 at TESA’s option, and may be extended again through 2008, at its option. The management fee amounts to 9% of the “gross margin”, as defined in the agreement, and in the case that its term is extended, the amount would range from 1.5% to 5% of the gross margin until 2008. The operator has advised Telefónica of its intention to renew the agreement, with fees to be negotiated within the above indicated range. On April 30, 2003, Telefónica and TESA entered into another agreement to supplement the Management Agreement in force between them. Pursuant to this supplementary agreement, Telefónica and TESA have agreed as follows: (i) as from May 1, 2003 through June 30, 2003, the parties will continue renegotiating the management fees to be paid by Telefónica to TESA, in the latter’s position as operator responsible for the comprehensive management of Telefónica’s activities, and (ii) that during the

(English translation of the financial statements originally issued in Spanish, except for note 13 to the unconsolidated financial statements)

extension of the established renegotiation term, payment of the management fee will be temporarily suspended, as the fee to be agreed upon between the parties would be applied retroactively as from May 1, 2003.

Additionally, on April 10, 2002, Telefónica’s General Ordinary and Special Shareholders’ Meetings approved an amendment to the corporate purpose. The corporate purpose was broadened for Telefónica to be able to engage in other types of businesses not strictly related to rendering telecommunications services, including: purchasing equipment, infrastructure, and telecommunications-related goods, as well as rendering any type of services, such as consulting and accounting, human resources and tax administration services. In view of the broadening of the corporate purpose, it is necessary to obtain the related authorization of the telecommunication regulatory authorities. The related request has been made to the SC and is pending. Therefore, the mentioned changes to Telefónica’s corporate purpose are subject to administrative approval by the SC.

5.	CORPORATE REORGANIZATION

TESA, the indirect controlling shareholder of Telefónica, has carried out its plan to make a global reorganization of its activities and the activities of its subsidiaries by business line. As a consequence of this plan, on January 30, 2001 and March 30, 2001, the Telefónica’s Board of Directors and Special Shareholders’ Meeting, respectively, resolved to reorganize some of its businesses.

As a consequence of the above mentioned reorganization, Telefónica spin off its assets and liabilities related to the data transmission business and no longer holds any interest in TCP, TDA (formerly known as Advance Telecomunicaciones S.A.) and TYSSA, whose businesses had previously been reorganized to merge certain assets and liabilities of those companies in Telefónica. According to the Board of Directors’ and Special Shareholders’ Meetings of Telefónica and of the above-mentioned subsidiaries, Telefónica’s equity interests in the above-mentioned former subsidiaries were spun-off (and therefore Telefónica’s capital stock was reduced) and those interests were merged into certain companies indirectly controlled by TESA (those companies operating the related specific business lines – Mobile and Data).

Furthermore, as approved by Telefónica’s Board of Directors’ and Special Shareholders’ Meeting, the minority shareholders that are not related to TESA exchanged the shares of Telefónica for shares of the companies into which the spun-off businesses were merged, in proportion to their interest in Telefónica. As a result of the capital reduction caused by the spin-offs, the shares exchanged by the minority shareholders were cancelled, holding an approximately equal equity interest percentage in Telefónica and in the companies into which the spun-off businesses were merged. Registration with the Public Registry of Commerce of the above mentioned reorganization became effective November 16, 2001 and the share exchange mentioned above was completed on December 12, 2001. Telefónica acquired, at their listing value, the fractions of Telefónica shares held by minority shareholders. The related 2,355 treasury shares were acquired at a price of $2.24 (restated as described in Note 2.1. to the unconsolidated financial statements) per share. Until these shares are sold, Telefónica may not exercise any of the rights inherent therein.

6.	PREFERRED SHARES

Cointel’s capital stock is comprised of common and preferred shares issued under Argentine law. The main issuance clauses of the preferred shares related to dividend payments, preferences among the various classes of preferred shares, preferences of the latter over common shares and the redemption of preferred shares, and, as may be seen from the issuance minutes, are as follows:

a)	Three different classes of preferred shares were issued, A, B and C. Each class accrues an annual preferred dividend at the rates established in the issuance clauses. Class C shares were amortized in two equal installments on April 30, 1996 and 1995.

b)	The original issuance conditions of preferred shares provided that the redemption value of preferred capital and the preferred dividends were established in US dollars and until March 31, 2002, Cointel valued them in accordance with such clauses. However, and according to Cointel’s and its legal advisors’ final analysis, such redemption value and the preferred dividends have been affected by the conversion into pesos provided by the new legal framework in effect in Argentina, established by Decrees No. 214/02 and No. 320/02 (see Note 4. to the unconsolidated financial statements).

(English translation of the financial statements originally issued in Spanish, except for note 13 to the unconsolidated financial statements)

Consequently, the redemption value of preferred capital and the preferred dividends have been converted into pesos at a one peso ($1) = one U.S. dollar (US$ 1) exchange rate, being applicable to such amounts the adjustment by the benchmark stabilization coefficient (see Note 4. to the unconsolidated financial statements) accrued until the redemption date.

c)	The first accrual period of preferred dividends started on November 8, 1990 and ended on December 31, 1991, and thereafter, to June 29, 1998 such periods coincided with Cointel’s fiscal year-end. The Special Shareholders’ Meeting held on June 29, 1998, resolved to modify Cointel’s year-end date. Such Meeting also established that the periods for accruing preferred dividends will be computed as from January 1 through December 31 each year, irrespective of Cointel’s year-end date.

d)	Preferred dividends are cumulative. The issuance clauses of preferred stock state that such shares enjoy preference over common stock. Likewise, Class A preferred stock enjoys preference over Class B preferred stock. Dividend preferences include a priority order for voting and approval as well as for payment.

e)	Preferred dividend payment dates are as follows:

1.	Preferred dividends on Class A shares: the first date was April 30, 1994 and thereafter dividends are paid on the 30th day of April in each year to and including 2003.

2.	Preferred dividends on Class B shares: the first date was April 30, 1992 and thereafter dividends are paid on the 30th day of April in each year to and including 2007.

On each payment date any dividend accrued during the immediately preceding accrual period shall be paid.

f)	Preferred capital amortization dates are as follows:

1.	Class A shares of Preferred Stock: the first date was April 30, 1997 and thereafter, amortizations are made on the 30th day of April in each year until and including 2003, in installments equal to a seventh of the preferred capital of this type of stock. The Regular and Special Shareholders’ Meeting held on March 31, 1997 voted an early redemption of Class A preferred shares for a total US$38,460,047 (face value of 20,306,905 (historical value)).

2.	Class B shares of Preferred Stock: beginning on April 30, 1998 and thereafter, amortizations shall be made on the 30th day of April in each year until and including 2007, in installments equal to a tenth of the preferred capital of this type of stock. The Regular and Special Shareholders’ Meeting held on March 31, 1997 voted an early redemption of Class B preferred shares for a total US$37,848,336 (face value of 19,983,921 (historical value)).

The Special Shareholders’ Meetings held on April 30, 2001, April 28, 2000 and April 30, 1999 voted partial redemptions of Class A and B preferred shares for a total, in each redemption, US$1,640,000 (face value 865,920 in historical pesos) and US$4,030,000 (face value 2,127,840 in historical pesos), respectively, as set forth in the issuance conditions of such shares. These reductions were registered in the Public Registry of Commerce on June 12, 2001, July 21, 2000 and September 10, 1999, respectively.

g)	For the preferred capital stock fully amortized and to the extent that there shall be any preferred dividends unpaid, beneficial bonds shall be issued pursuant to Section 228 of Business Association Law (“LSC”), as amended. Bondholders shall have the same preference as the holders of Preferred Stock. Amortization payments shall be made from liquid realized profits or free reserves.

h)	If, for any reason, preferred capital amortization cannot be made on the appropriate date, such payments shall be made on the next succeeding amortization date and so on.

i)	In the event of liquidation of Cointel, for whatever reason, the holders of Preferred Stock shall collect first any preferred unamortized capital and then any preferred dividends accrued.

j)	Cointel, among other provisions detailed in the issuance conditions, has agreed:

(English translation of the financial statements originally issued in Spanish, except for note 13 to the unconsolidated financial statements)

1.	Not to reduce its holding of shares of common stock of the controlled company to less than a majority thereof, without the prior consent of the holders of Preferred Stock in a Special Meeting of Preferred Shareholders.

2.	To control decisions inside the Board of Directors and General Shareholders’ Meetings of the controlled company.

3.	To make no investment other than in shares of the controlled company and assets incidental to the holdings of such shares by Cointel.

4.	To incur no debt that shall cause all the debts of Cointel to exceed at any time the amount of US$850 million.

As of the date of issuance of these financial statements, Cointel has met all obligations arising from the issuance conditions of preferred stock. As of the date of these financial statements, there are accumulated unpaid but not yet due preferred dividends and preferred capital stock that has not been redeemed as set forth in the original schedule, because, as of April 30, 2002, Cointel did not have liquid realized profits or free reserves as stipulated by issuance conditions. Consequently these unpaid amounts are to be considered not due.

k)	The holders of Preferred Stock shall have no right to receive common stock dividends whether from capitalization of reserves, capital adjustments or otherwise.

l)	The holders of Preferred Stock shall have no voting rights except as provided in clause 8 of the issuance conditions of each class of the preferred shares which mainly relate to: (i) the provisions of Sections 217 and 244 of LSC as amended, (ii) if voluntary dissolution of Cointel has been elected by Cointel or if its dissolution is decided by the appropriate corporate body or authority and (iii) if there is any preferred capital unredeemed at the maturity date. In these cases the holders of Preferred Stock shall have one vote per share.

The right to vote shall cease after Cointel has complied with all its obligations, when it has ceased all acts that may prejudice preferred shareholders, after the delay is corrected or after the noncompliance is remedied or its effects are compensated.

The detail of Cointel’s preferred capital determined in accordance with the issuance clauses prevailing and the preferred dividends accumulated, unpaid but not yet due as of March 31, 2003 as established in the issuance clauses and current law, is as follows:

	Capital stock			Amounts stated in millions of Argentine pesos
Class of Preferred Stock	Face value in millions of Argentine pesos		Redemption value in millions of Argentine pesos (1)	Accumulated unpaid dividends as of December 31, 2002 (2)	Thirteenth preferred dividend period (3)	Total accumulated unpaid but not due preferred dividends
“A”	2		5	—	—	—
“B”	13		34	4	1	5

	14	(4)	39	4	1	5

(1)	See b) in this Note.
(2)	It is related to the preferred dividends accrued during the twelve-month periods ended December 31, 2002 and 2001, which are unpaid as of March 31, 2003, plus the adjustment for the benchmark stabilization coefficient as of March 31, 2003.
(3)	Preferred dividends accrued by Cointel during the three-month period ended March 31, 2003 for Class A and B preferred stock, as stated in the issuance conditions and considering the effects of Decree No. 214/02 and related laws, amounted to approximately 34,000 and 584,000, respectively.
(4)	The table may not sum due to rounding in millions.

As of March 31, 2003 Cointel’s preferred stock adjusted for inflation as stated in Note 2.1. to the unconsolidated financial statements amounts to 58 million, while preferred capital stock determined in accordance with the issuance clauses and the legal framework mentioned above amounts to 39 million. Cointel believes that the difference of 19 million in the value of preferred stock represents a redistribution of the total value of Cointel’s capital stock between its common and preferred shareholders. The difference as of March 31, 2003 is comprised of an initial balance as of December 31, 2002 of 19 million negative amount (in constant pesos of March 31, 2003) and an increase of 0.7 million (in constant pesos of March 31, 2003),

(English translation of the financial statements originally issued in Spanish, except for note 13 to the unconsolidated financial statements)

corresponding to the evolution of the net balance of the preferred stock, generated by the effect of Decree No. 214/02 and related laws.

The issuance provisions of Cointel’s preferred A and B shares provide that, should there be no liquid realized profits or free reserves, Cointel will not partially amortize preferred capital or pay the respective preferred dividends. Should there be preferred un-amortized past due capital, the issuance provisions of preferred A and B stock provide that preferred stockholders would be entitled to one vote per share. Based on the situations described in Note 5.1.a) to the unconsolidated financial statements and according to the above-mentioned provisions, Cointel did not amortize preferred stock or pay preferred dividends corresponding to the eleventh and twelfth periods. For the above reasons this situation is not to be considered default.

According to item 5.a of the preferred shares issuance conditions, the holders of Class A shares of preferred stock are entitled to one vote per share as from April 30, 2003, since the tenth dividend payment date for such kind of shares has taken place, and there is preferred capital unredeemed as of such date.

7.	SECTION 33 – LAW No. 19,550 AND RELATED COMPANIES

7.1. Cointel’s outstanding balances and transactions with related companies

As of March 31, 2003, there are eleven outstanding loan agreements executed between TISA (as lender) and Cointel (as borrower) as set forth in the table included below. These loans accrued interest at six-month LIBOR plus a differential between 8% and 9%, payable semiannually. The principal (except for what is described in reference (a) of the following table) has a semiannual repayment term, renewable automatically unless TISA notifies in writing its intention not to extend the contract at least three business days before expiration date. During the fiscal year ended September 30, 2002, Cointel and TISA executed an amendment to certain loan agreements whereby they agreed that TISA could determine, prior written notice, the conversion into principal of accrued interests as of each due date. During the three-month period ended March 31, 2003, interests converted into principal under the above-mentioned loans amounted to US$3 million, according to Cointel’s financial statements as of such date.

The detail of the loans, as arise from Cointel’s financial statements as of March 31, 2003, is as follows:

Original agreement date	Last renewal date as of March 31, 2003	Maturity date	Principal as of March 31, 2003 (in millions of US$)
06-07-01	03-10-03	09-10-03	40.0
07-26-01	10-30-02	04-30-03(b)	10.8
07-27-01	10-30-02	04-30-03(b)	9.9
09-13-01	03-18-03	09-18-03	4.8
03-29-02	10-21-02	04-21-03(b)	11.0
07-29-02	01-29-03	07-29-03	0.3
07-30-02	01-30-03	07-30-03	2.6
07-24-02	01-24-03	07-24-03	10.6
05-09-02	10-30-02	(a)	15.2(a)
01-30-03	N/A	07-30-03	0.9
01-30-03	N/A	07-30-03	13.6

(a)	Amortization of this loan is in equal annual consecutive installments until April 30, 2007, except for the first one, which matured on April 30, 2003 (on such date it was refinanced together with second installment, setting October 30, 2003 as its maturity date). As of March 31, 2003, Cointel has classified such loan as current, taking into account the maturity date of the waiver mentioned below in this note.
(b)	These loans were renewed as they became due and accrued interests as of such date were converted into principal accordingly to the clauses of the above-described contracts.

As of March 31, 2003, the book value of the above-mentioned loans calculated considering the Company’s interest in Cointel amounts to US$62 million (equivalent to 183 million as of March 31, 2003) of which US$60 million corresponds to the principal amount and approximately US$2 million to interests.

(English translation of the financial statements originally issued in Spanish, except for note 13 to the unconsolidated financial statements)

In obtaining the above-mentioned loans, Cointel has undertaken certain commitments, mainly involving restrictions on the sale of assets and on the encumbrance of certain assets, on Cointel or any of its affiliates becoming a party to mergers or acquisitions, with certain exceptions. In addition, the loans shall forthwith become due and payable upon Cointel defaulting on any of the obligations undertaken under the loan agreement, changes in Cointel’s controlling shareholders, Cointel or its affiliates defaulting on their obligations in excess of euro 20 million, changes in Cointel’s main business activity and should Cointel or any its affiliates lose the government licenses obtained and should Cointel’s financial and economic position be altered in such a way that, based on the adverse nature thereof, could affect Cointel’s ability to meet the terms and conditions assumed on such agreement, and should there be any restrictions affecting its ability to settle the payables to TISA. TISA has advised Cointel that until September 20, 2003: (i) the effects of the Public Emergency System implemented in Argentina by Decree No. 1,570/01, Law No. 25,561, as supplemented and amended, in force shall not be considered as an event of default as defined under the loan agreement; (ii) TISA shall not consider that, as of such date, loans have become immediately due and payable due to the restrictions affecting Cointel’s ability to settle the payables to TISA in connection with the loan agreements and (iii) shall not consider that debts have become due and payable for Cointel’s failure to meet certain financial ratios established in most of the contracts. Regarding the maximum term provided by the abovementioned waiver, as of March 31, 2003, Cointel has classified as current liabilities, maturing in September 2003, a loan of US$5 million (equivalent to 14 million at the exchange rate in effect at March 31, 2003), whose original maturity date was noncurrent.

Additionally, some of the loan agreements in effect include acceleration events in case certain judicial or extra-judicial proceedings are filed for amounts in excess of certain net equity percentages of Cointel or material subsidiary in accordance with the definition stipulated in such loan agreements. As of the date of issuance of these financial statements, Cointel obtained a waiver in connection with those proceedings existing as of that date, subject to a condition that no other debt be accelerated on similar grounds, covering at least the current terms of those loans.

During the three-month period ended March 31, 2003 and 2002, Cointel accrued interest related to loan agreements with companies relating to Section 33 of the LSC for an amount of 5 million and 1 million (in constant pesos of March 31, 2003), respectively.

Additionally, as of December 31, 2002, Cointel maintained with Telefónica a loan for approximately 3 million (as arise from Cointel’s financial statements).

As of March 31, 2003 and December 31, 2002, Cointel did not have other balances with related companies apart from those described at the beginning of this note. During the three-month periods ended March 31, 2003 and 2002, Cointel did not accrue interests with related companies.

7.2.	Telefónica’s consolidated outstanding balances and transactions with related companies (calculated in proportion to the Company’s interest in Cointel, restated as described in Note 2.1. to the unconsolidated financial statements)

During the three-month periods ended March 31, 2003 and 2002, Telefónica made the following transactions with related companies (in millions of Argentine pesos):

	March 31,
	2003	2002
Management Fee:
TESA	15	24

Net revenues from goods and services provided:
TCP	15	23
TDA	4	7
Atento	(1)	(3)
Telefónica Ingeniería de Seguridad S.A.	(1)	—
Telefónica Data USA	(1)	—
Emergia Argentina S.A.	1	2
C.P.T. Telefónica Perú	—	(1)

Total	17	28

(English translation of the financial statements originally issued in Spanish, except for note 13 to the unconsolidated financial statements)

Net financial charges
TISA	32	29
TCP	—	1

Total	32	30

Telefónica’s consolidated balances with the operator and other of Cointel’s shareholders and other related companies as of March 31, 2003 and December 31, 2002 are (in millions of Argentine pesos):

	March 31, 2003	December 31, 2002
ASSETS
Trade receivables and other receivables
TDA	14	14
Cointel	—	1
CTC Mundo	4	3
TCP	3	2
Emergia Argentina S.A.	3	2
Adquira	—	1
T-Gestiona	2	2
TYSSA	1	1
Katalyx	1	—
Atento	2	2
Atco	1	1

Total Trade receivables and Other receivables	31	29

TOTAL ASSETS	31	29

	March 31, 2003	December 31, 2002
LIABILITIES
Trade Payables
TESA (Management Fee)	40	37
Telefónica de España S.A. (Suc. Argentina)	1	1
Emergia Argentina S.A.	36	35
Telefónica Procesos y Tecnología de la Información	6	13
Emergia Uruguay	4	5
Telefónica Servicios Audiovisuales	1	1
Telefónica Sistemas S.A.	1	—
TESA (other trade payables)	1	2
C.P.T. Telefónica del Perú	2	2
Telefónica Empresas S.A. de Brasil	1	—
Telefónica Investigación y desarrollo	1	1

Total Trade Payables	94	97

Bank and Financial Liabilities
TISA (1)	1,295	1,510

Total Bank and Financial Liabilities	1,295	1,510

Other payables
TESA (Top Program)	4	4
Atento S.A.	—	1

Total Other payables	4	5

TOTAL LIABILITIES	1,393	1,612

(1)	See Note 12. to the consolidated financial statements.

(English translation of the financial statements originally issued in Spanish, except for note 13 to the unconsolidated financial statements)

7.3.	Telinver

As of March 31, 2003, as arise from Telinver’s financial statements current liabilities in foreign currency of Telinver exceed current assets in foreign currency by approximately US$36 million and, in addition, total liabilities exceed total assets, so there is a negative shareholders’ equity of 38 million as of March 31, 2003 and consequently Telinver falls under the conditions for mandatory dissolution caused by loss of company’s capital stock due to accumulated losses set forth in clause 5 of Section 94 of the LSC. However, Decree 1269/02 dated July 16, 2002 has suspended the enforcement of clause 5 of section 94 and section 206 of the LSC until December 10, 2003. Telefónica is evaluating Telinver’s financing needs considering the Argentine economic situation and the current difficulties to have access to credit, including the possibility to grant direct financing to cover short-term cash requirements and, if applicable, grant additional financing. However, if the current difficulties to obtain refinancing or additional loans for Telinver continue, Telefónica plans, and has so agreed with Telinver, to use its best efforts to provide such financing directly subject to Telefónica’s own fund availability, which depends on the evolution of the issues affecting Telefónica’s financial situation and cash flows described in Notes 9. and 12. to the consolidated financial statements.

7.4.	ECL

As arise from Cointel’s financial statements of March 31, 2003, Telefónica holds together with Alto Palermo S.A. (“APSA”) a 50% interest in ECL for the development of an e-commerce shopping center. Thus, Telefónica, as successor of the rights and obligations assumed by Telinver with respect to this business, was bound to make, together with APSA, irrevocable contributions for the amount of US$10 million, which were made effective in equal parts on April 30, 2001.

Additionally, the parties undertook to make a capital contribution for the development of new business lines for a maximum of 12 million, 75% of which is to be contributed by Telefónica.

7.5.	Commitments related to TCP (See Note 5. to the consolidated financial statements)

In July 1999, Telefónica supplied to the Argentine Government with performance guarantees to ensure TCP’s service coverage in Argentina under its PCS licenses in the amounts of US$22.5 million and 45 million (jointly with Telecom Argentina Stet France Telecom S.A. (“Telecom”)). As informed by TCP, the duties arising from its PCS licenses have been complied with. As of the date of issuance of these financial statements, the CNC has not completed the technical audit related to the performance guarantees mentioned above. The outstanding performance guarantees denominated in foreign currency have been converted into pesos.

8.	CONTRACTS (figures according to Cointel’s consolidated financial statements as of March 31, 2003)

•	IBM – Telefónica Contract

On March 27, 2000, Telefónica’s Board of Directors approved, considering the benefits foreseen by Telefónica based on the proposals received, the outsourcing through IBM of the operation and maintenance of the infrastructure of certain Telefónica’s information systems. Telefónica, TCP, Telinver and TDA (referred to jointly herein as “the Companies”) have executed certain contracts (the “Contracts”) with IBM whereby the operation and maintenance of the information technology infrastructure is outsourced to IBM for a six and a half-year term. Also, under this agreement, the Companies transferred gradually to IBM the assets used to render the services outsourced under the Contract. In consideration for the assets transferred, IBM paid 37.5 million, and has the obligation to renew the assets transferred periodically. Telefónica transferred such assets during August 2000. The agreement included that at contract expiration, IBM shall transfer to the Companies for a fixed price, the assets at such date dedicated to providing the services. On the other hand, IBM has hired the personnel of some of the Companies that had been assigned to render the services. Over the duration of the Contract the Companies shall pay IBM decreasing monthly installments in consideration for the base line services to be received under the Contract, and other charges for the use of additional resources. The total contract’s amount, which for Telefónica was US$213 million and the above-mentioned fixed price for the transfer of assets, have fallen within the scope of the legal provisions applicable to contracts

(English translation of the financial statements originally issued in Spanish, except for note 13 to the unconsolidated financial statements)

denominated in dollars described in Note 4. to the unconsolidated financial statements. The charges for the service received during the periods ended March 31, 2003 and 2002, arise from final agreements between the parties regarding the value of the services received. Pursuant to a supplementary agreement between the parties, one of the points agreed upon by Telefónica consists in paying IBM for the services rendered under the Agreement, from January through December 2003, 16.2 million (plus CVS adjustment) and US$ 12.3 million, in twelve equal monthly installments.

•	Other

Telefónica signed contracts covering works to be executed in the outside and inside plant, of which approximately 64 million are pending.

9.	TARIFFS

9.1.	Tariff agreement

Decree N° 764/00 on telecommunications deregulation establishes that providers may freely set rates and/or prices for the services rendered and for customer categories, which shall be applied on a nondiscriminatory basis. However, if there was no effective competition, the “historical” providers of such areas shall respect the maximum rates established in the General Rate Structure, which is the current situation for almost all the material services provided by Telefónica. Below the rates established in such rate structure, such providers may freely set their rates by areas, routes, long-distance legs and/or customer groups.

To determine the existence of effective competition, the historical providers shall demonstrate that another or other providers of the same service have obtained 20% of the total revenues for such service in the local area of the Basic Telephony Service involved. In 2000, Telefónica filed a request to the effect that effective competition be officially acknowledged to exist in the Buenos Aires Multiple Area. As no response to its request was obtained from the SC within a reasonable term, Telefónica brought the matter before the courts. Effective competition shall be considered to exist in the provision of national or international long-distance services for the calls originated in a local area of the Basic Telephony Service, when the customers in such area are able to choose, through the dialing selection method, among more than two service providers, if each of them, offers more than one long-distance destination.

Except for areas and services where effective competition is demonstrated to exist, the rate agreements established a maximum rate per pulse denominated in US dollars. These agreements also provided for the right of Telefónica to adjust this rate for changes in the Consumer Price Index of the United States of America on April 1 and October 1 of each year. However, Law of Public Emergency and Currency Exchange System Reform No. 25,561, dated January 6, 2002, provides that, in the agreements executed by the Federal Administration under public law regulations, including public works and services, indexation clauses based on foreign countries price index or any other indexation mechanism are annulled. In this regard, it sets forth that the prices and rates resulting from such provisions shall be established in pesos at a one peso ($1) = one U.S. dollar (US$ 1) exchange rate. Furthermore, Section No. 9 of the above-mentioned Law authorizes the National Executive Power to renegotiate the above contracts taking into account the following criteria in relation to public utility services: (a) the impact of the rates on the competitiveness of the economy and on distribution of income; (b) service quality and investment plans, when such aspects are contemplated in the contracts; (c) the interest of users and access to the services; (d) the security of the comprised systems; and (e) the profitability of the companies.

Under the rate regulation mechanism in effect known as Price Cap, Decree No. 264/98 provided a 4% reduction (in constant dollar terms) in rates, in terms similar to the method provided by point 12.5.1. of the List of Conditions, to be applied during each year of the transition period to basic telephone service rates; and 90% of such reduction to be applied to domestic long distance services. Telintar and now Telefónica as it successor, has applied the same 4% reduction to international rates.

On November 3, 1999, the SC issued Resolution No. 2,925/99, whereby, based on the assumption of the nonexistence of effective competition as of such date, provided a 5.5% reduction in telephone

(English translation of the financial statements originally issued in Spanish, except for note 13 to the unconsolidated financial statements)

basic service rates for the period November 8, 1999, through November 2000. Such reduction was applied to detailed billing, domestic and international long-distance services. Likewise, the starting time of the domestic and international long-distance reduced rate was brought forward.

In April 2000 and March 2001, Telefónica, Telecom and the SC executed rate agreements which, subject to the approval by the Economy Ministry and of Infrastructure and Housing, provided the terms under which the Price Caps would be applied:

i)	Price Cap for the year 2000/2001: the SC established that the rate reduction for the period November 2000/2001 would amount to 6.75%. The reduction would be applied through: a) discount plans that were effective as from March 2000 (commercial and government basic rates, local measured service, and the application of certain preferential rates for internet access), the non-application of charges set forth in Resolution N° 2,926/99 until November 8, 2001 and the non-application over the year of the two semiannual adjustments to the pulse value for the US Consumer Price Index; b) given that such plans were brought into effect ahead of schedule, the accumulated effects of the above-mentioned rate reductions would be applied to the computation of Price Caps for the periods beginning November 2000, 2001 and 2002 adjusted at an interest rate of 12% per year; and c) furthermore, it was established that the difference between the effect of the discounts already granted and that of a 6% reduction would be applied on November 8, 2000 across different items of the tariff structure, and the additional 0.75% reduction would be applied as defined by the Licensees.

ii)	Price Cap for the year 2001/2002: the SC established that the efficiency factor for the Price Cap applicable for the period November 2001/November 2002 would amount to 5.6%. This rate reduction is to be implemented through: a) the non-application of the two adjustments to the pulse value by the US Consumer Price Index for the year, adjusting the effect as of November 8, 2001 at the 12% annual rate in order to measure it against the total expected 5.6% reduction, b) any balance resulting from the non-application of the adjustment to the value of the telephone pulse in the period 2000/2001, as well as any balance remaining in respect of a variety of items included in the 2000 price cap; c) any unapplied price cap portion remaining after the rate reductions mentioned in a) and b) above with respect to the 5.6% rate reduction, should be applied in the following manner: 70% as provided by Telefónica, 15% to the local service, and 15% to other services as required by the SC, other than monthly basic charges and the local measured service.

iii)	Price Cap for the year 2002/2003: The SC established that the efficiency factor could not exceed 5%, but it did not set its value.

Although the reductions mentioned in point i), and the early reductions referred to in point ii), are being applied by Telefónica, the related agreements have not been yet approved by the Economy Ministry and of Infrastructure and Housing. As of the issuance date of these financial statements, the effect of the discount plans implemented has not been established as compared to rate reduction percentages provided by such agreements, and the regulatory agency has not approved how to apply the rate reduction mentioned in point i).

On the other hand, in relation to the complaint filed by Consumidores Libres Cooperativa Limitada de Provisión de Servicios Comunitarios (“Consumidores Libres”), mentioned in Note 10.c), on October 4, 2001, Court Room IV of the Federal Appellate Court on Administrative Contentious Matters of the City of Buenos Aires awarded a precautionary measure requested by the plaintiff ordering the National Government, Telefónica and Telecom “to refrain from applying the corrections set forth in Section 2 of the Agreements approved by Decree N° 2,585/91 until final judgment is rendered in the case”, which meant that the rates could not be adjusted by the US consumer price index.

In the opinion of Telefónica’s Management and its legal counsel, the outcome of the issues related to the price cap and the complaint filed by Consumidores Libres could exclusively affect the maximum rates for future services that Telefónica is authorized to charge its customers regarding services, areas, or customers in which the government did not declare the existence of effective competition. As of March 31, 2003, these maximum rates are determined by applying to rates effective as of November 7, 2000, the discounts applied in order to implement the price caps related to November 8, 2000, and November 8, 2001, under the above-mentioned agreements.

Under the price cap mechanism currently in effect, the rate reduction percentage and the services to which such reductions will eventually apply depend on the final approval of the above-mentioned rate

(English translation of the financial statements originally issued in Spanish, except for note 13 to the unconsolidated financial statements)

agreements, and on the outcome of the legal proceedings commenced by Consumidores Libres regarding the effective rate system. Based on current rate regulation mechanisms and considering Telefónica’s defense against the above-mentioned legal proceedings, in the opinion of Telefónica’s Management and its legal counsel, the outcome of these issues will not have a negative impact upon Telefónica’s financial position or a significant adverse effect on its results of operations.

In connection with the agreements executed by the Federal Administration under public law regulations, including public services, Law No. 25,561 provided for: (1) the annulment of dollar or other foreign currency adjustments and indexing provisions; (2) the establishment of an exchange rate for dollar-denominated prices and rates ($1 = US$ 1); and (3) the authorization of the National Executive Power to renegotiate the conditions of the above contracts taking into account the following criteria: (a) the impact of the rates on the competitiveness of the economy and on distribution of income; (b) service quality and investment plans, when such aspects are contemplated in the contracts; (c) the interest of users and access to the services; (d) the security of the comprised systems; and (e) the profitability of the companies.

The National Executive Power, by means of Decree N° 293/02, dated February 12, 2002, entrusted the Economy Ministry with the renegotiation of such agreements, including agreements that govern the provision of basic telephony services. The contractual renegotiation proposals were to be submitted to the National Executive Power within 120 days after the effective date of this Decree. Telefónica fulfilled the filing of the information required by the Government, which included proposals to overcome the emergency.

In the opinion of Telefónica’s management and its legal counsel, the deep changes in the Argentine economic model experienced since the beginning of 2002, including the enactment of the Economic Emergency Law, the depreciation of the Argentine peso against the U.S. dollar, the increase of domestic prices and the de-dollarization of rates, constitute extraordinary economic events that modified the economic and legal framework established by the Convertibility Law, which have therefore significantly changed the economic and financial equation and so justify an adjustment of the rate scheme to gear with the currently prevailing circumstances, such adjustment being fully in agreement with the principles set forth in the List of conditions and the Transfer Contract, so as to ensure a regular, continued and efficient service supply.

The Transfer Contract contemplates the possibility of automatically adjusting rates in view of extraordinary unforeseen events as therein defined, or events or acts by the Government that materially affect the original economic and financial equation contemplated in the Transfer Contract.

In accordance with the foregoing, the proposal filed by Telefónica to the Government consists in the reinstatement of the rate scheme committed under the Transfer Contract, which provides rates denominated in pesos restated by applying the monthly Consumer Price Index (“CPI”) prevailing in Argentina, or in the case of significant differences between it and the variation of the U.S. dollar, by applying a polynomial formula that considers 40% of the monthly variation in the price of the U.S. dollar and 60% of the variation of the monthly CPI in Argentina, that had been set aside by the advent of the Convertibility Law and Decree 2,585/91. In addition, based on the above, Telefónica proposed alternative approaches to achieve that objective, in particular to manage the transition from the current rates to those resulting from the application of the Transfer Contract.

Subsequently, under Decree 1839/2002 dated September 16, 2002, the National Executive Power extended for an additional term of one hundred and twenty business days since the expiration of the term set forth by Decree 293/2002, the term for the Ministry of Economy to submit to the National Executive Power the proposals for contracts renegotiation affected by the provisions of Section 8 of Law N° 25,561. Resolution No. 62/2003 dated January 31, 2003, extended for an additional term of sixty business days since the expiration set forth under Decree 1,839/2002.

In accordance with Resolution No. 72/03, in February 2003 the Ministry of Economy approved a methodology to calculate and transfer to Telefónica’s customers the impact of the tax on checking account transactions imposed by Law No. 25,413 paid by Telefónica as from the date Resolution No. 72/03 comes into force. Resolution No. 72/03 expressly refers to the Transfer Contract as the basis for the approval of such method. Telefónica considers that the position taken by the Ministry of Economy in this Resolution is consistent with the proposal submitted regarding its rights under the Transfer Contract. In accordance with Resolution No. 72/03, all taxes paid before that date are included in the contractual renegotiation imposed by the Public Emergency Law.

(English translation of the financial statements originally issued in Spanish, except for note 13 to the unconsolidated financial statements)

According to the Emergency Decree No.120/03 issued by the National Executive Power on January 23, 2003, the government may provide for interim tariff reviews or adjustments considered necessary or advisable to ensure continuity in the availability, security and quality of services provided to users under these contracts until the conclusion of the renegotiation of public utilities agreements and licenses provided for in the Public Emergency Law.

On January 29, 2003, the Argentine Government issued Decree No. 146/03 establishing a transitional adjustment in the electric light and gas supply rates. However, such measure has been challenged in court and has been suspended by a court order. In addition to the renegotiation process mentioned in preceding paragraphs, Telefónica has also applied for a transitional adjustment in tariffs, but no decision has been made yet. Therefore, Telefónica may not assure that any transitional adjustment in tariffs shall be granted, and should the Government grant the right to introduce such adjustments, Telefónica cannot assure that the Government’s decision will not be challenged in court.

In the opinion of Telefónica’s Management and its legal counsel, in conformity with the general principles of administrative law applicable to the Transfer Contract and the List of Conditions, future tariffs are to be established at a level deemed sufficient to cover the costs of the service in order to maintain a regular, continuous and efficient supply of the telephony services as set forth in the legal framework governing the Transfer Contract. However, it cannot be assured that the Argentine Government shall adopt Telefónica’s position with respect to the effects of the current situation in connection with such Transfer Contract covenants. It is possible that this tariff regime shall not maintain the value of tariffs in U.S. Dollars or in constant pesos with respect to any prior increase or possible future increase in the general price level. If, as a result of the renegotiation, future tariffs were to evolve at a pace significantly below the levels established in the Transfer Contract, the tariff regime would have a substantial adverse effect on Telefónica’s financial position and future operating results. As of the date of issuance of these financial statements, Telefónica’s Management cannot predict the final outcome of the renegotiation required by the Public Emergency Law or the tariff regime to be effective in the future or when such outcome shall take place.

9.2.	Tariff restructuring

The tariff restructuring granted by Decree No. 92/97, effective on February 1, 1997, established an increase in the price of the monthly basic charge and in domestic service rates, and a decrease in the rates for domestic long distance and international services and for Telefónica’s local and domestic long distance public phone service for longer distances. The net impact of the rate restructuring was to be neutral on revenues during two years after its effectiveness. On December 1, 1999 the SC has issued Resolution No. 4,269/99, which established the SC’s final determination of the impact of the tariff restructuring as an excess in revenues of 18 million (which had previously been provisionally determined by the SC in 14 million). In accordance with Resolution No. 18,968/99, the SC’s Resolution No. 4,269/99 also states that the SC will determine the form and time of implementation of the future rate reduction to compensate such excess revenues. Telefónica has filed an appeal for revision of this resolution, on the grounds that the calculation method used by the SC to determine the impact of the tariff restructuring established by Decree No. 92/97 has defects and should be challenged. As of the date of these financial statements such appeal has not been resolved.

In the opinion of Telefónica’s Management and its legal counsel, the outcome of these issues could exclusively affect the maximum rates for future services that Telefónica is authorized to charge its customers regarding services, areas, or customers in which the government did not declare the existence of effective competition. Therefore, in the opinion of Telefónica’s Management and its legal counsel the outcome of these issues will not have a negative impact upon Telefónica’s financial position or a significant adverse effect on its results of operations.

10.	LAWSUITS AND CLAIMS

Telefónica faces various labor, commercial, tax and regulatory lawsuits and claims considered to be normal in the course of business. The outcome of each situation may not be predicted with assurance. Telefónica has booked an accrual for contingencies to cover situations estimated as probable that might generate liabilities. The amount has been estimated based on the likelihood of occurrence considering the Telefónica’s legal counsel opinion. As of March 31, 2003, the amount booked for such purpose is 87 million (see Exhibit E to the consolidated financial statements).

(English translation of the financial statements originally issued in Spanish, except for note 13 to the unconsolidated financial statements)

a)	Labor lawsuits attributable to ENTel

The Transfer Contract provides that ENTel and not Telefónica is liable for all amounts owing in connection with claims based upon ENTel’s contractual and statutory obligations to former ENTel employees, whether or not such claims were made prior to the Transfer Date if the events giving rise to such claims occurred prior to the Transfer Date. However, using a theory of successor enterprise liability that they assert is based upon generally applicable Argentine labor law, certain former employees of ENTel have brought claims against Telefónica, arguing that neither the Transfer Contract nor any act of the National Executive Power can be raised as a defense to Telefónica’s joint and several liability under allegedly applicable labor laws.

In an attempt to clarify the issue of successor liability for labor claims, Decree No. 1,803/92 was issued by the National Executive Power. It states that various articles of the Work Contract Law of Argentina (the “Articles”), which are the basis for the foregoing claims of joint and several liability, would not be applicable to privatizations completed or to be completed under the State Reform Law. Although the issuance of Decree No. 1,803/92 should have been seen as favorable to Telefónica, it did not bring about a final solution to the above claims. In effect, in deciding a case brought before it, the Supreme Court of Justice upheld the provisions of the law and declared the Decree inapplicable.

As of March 31, 2003, the claims filed against Telefónica including accrued interest and expenses with respect thereto totaled approximately 104 million. Telefónica has not booked an accrual for possible adverse judgments in such legal actions since (a) in the Transfer Contract, ENTel has agreed to indemnify Telefónica in respect of such claims and (b) the Argentine Government has agreed to be jointly and severally liable with ENTel in respect of such indemnity obligations and has therefore authorized Telefónica to debit an account of the Government at Banco Nación Argentina for any amount payable by Telefónica. Under the Debt Consolidation Law, ENTel and the Argentine Government may discharge their above-described indemnity obligations by the issuance to Telefónica of 16-year bonds. As of March 31, 2003 Telefónica has paid approximately 6.3 million in cash for the above-mentioned claims. Telefónica initiated a claim for indemnification and reimbursement in connection with this matter. The case is being argued in court, and no ruling has yet been issued.

Court decisions have followed the precedent laid down by the Supreme Court of Justice in the area of joint liability in labor matters mentioned in the second paragraph, criterion that Telefónica and its legal counsel consider that will apply to pending cases. Notwithstanding this and the instruments that may be used by the Argentine Government to reimburse the amounts that would be paid, given the obligation incurred by the Argentine Government in the List of Conditions and in the Transfer Contract, on the one hand, and on the basis of the opinion of Telefónica’s legal counsel regarding the possible amount for which existing claims may be resolved, on the other, in the opinion of Telefónica and its legal counsel the final outcome of the issue should not have a material impact on Telefónica’s results of operations or financial position.

b)	Reimbursement of Value Added Taxes (“VAT”) paid by Telintar

On April 24, 1995, Telecomunicaciones Internacionales de Argentina (“Telintar”) filed an application with the AFIP-DGI for the reimbursement of approximately 21.3 million arising from the modifications of certain prior positions originally taken by Telintar with respect to the computation of VAT credits applicable to certain transactions for the period January 1, 1993 through February 28, 1995. In addition and as a consequence of the situation mentioned above, Telintar applied for the reimbursement of approximately 5.9 million in income and asset taxes.

During the fiscal year ended September 30, 1997, the AFIP-DGI accepted Telintar’s position on the first claim and reimbursed 20.7 million of principal and 3.6 million of interest to this company. Since the AFIP-DGI has still not given its opinion on the second claim, Telefónica as a successor in TLDA’s business has not recorded any amounts relating to the latter claim mentioned in the previous paragraph. In this regard, should a decision be passed sustaining Telintar’s case, the successor companies will then agree on the criterion to be followed for distributing the resulting proceeds between them.

c)	Other

Consumidores Libres initiated a legal action against Telefónica, Telecom, Telintar and the Federal Government. The object of this action is to declare the nullity, unlawfulness and unconstitutionality of all standards and rate agreements issued since the Transfer Contract, Consumidores Libres’s objective being to have the rates of the basic telephone service reduced and the amount supposedly collected in

(English translation of the financial statements originally issued in Spanish, except for note 13 to the unconsolidated financial statements)

excess refunded, limiting them in such a way that the Licensees´ rate of return should not exceed 16% per annum on the assets as determined in point 12.3.2. of the List of Conditions approved by Decree No. 62/90. Also, other points of Telefónica’s contracting policy have been called into question.

After analyzing the claim, Telefónica’s legal counsel contested it, petitioning that it should be dismissed on the grounds that it fails to state a claim with a basis in law. The court of original jurisdiction ruled in Telefónica’s favor, but this resolution was revoked by the Court of Appeals that resolved that the claim must not be dismissed but must be substantiated at the court of original jurisdiction. None of these courts have yet ruled on the substance of the claim. Through its legal counsel, Telefónica filed an appeal to the Supreme Court of Justice against the Appeal Court’s resolution, which was denied. Telefónica subsequently filed an appeal of such denial with the Supreme Court of Justice and a decision regarding such matter is pending.

In this scenario, on October 4, 2001, Court Room IV of the Federal Appellate Court on Administrative Contentious Matters of the City of Buenos Aires awarded a precautionary measure requested by the plaintiff ordering the Federal Government, Telefónica and Telecom “to refrain from applying the corrections set forth in Section 2 of the Agreements approved by Decree No. 2,585/91 until final judgment is rendered in the case”, which meant that the rates could not be adjusted by the US consumer price index.

Telefónica appealed such decision before the Argentine Supreme Court of Justice rejecting the arguments stated therein. No decision on the appeal has been rendered as of the date of these financial statements.

In the opinion of Telefónica’s management and its legal counsel, it is unlikely and remote that the resolution of this issue could have a negative effect on the results of its operations or financial position.

11.	COINTEL’S AND TELEFONICA’S NEGOTIABLE OBLIGATIONS

11.1.	Cointel’s Negotiable obligations (figures according to Cointel’s consolidated financial statements as of March 31, 2003)

The Regular and Special Shareholders´ Meeting held on March 31, 1997, approved the creation of a Global Program for the issuance of Negotiable obligations (the “Program”). Such Negotiable obligations are nonconvertible into shares, for a maximum outstanding amount during the term of the Program of US$800 million or its equivalent amount in other currencies, unsecured, to be issued in different classes and/or successive series, which could be cumulative or not; such bonds are to allow for early redemption in cash or in kind, in the latter case with securities of other companies. In addition, the above-mentioned Shareholders´ Meeting delegated broad powers to the Board of Directors to determine the timing, features and other terms and conditions of the issuance.

Under the Program, Cointel’s Board of Directors decided the issuance of two series of Negotiable obligations: “A” Series for US$225 million and “B” Series for 175 million; the maturity date is August 1, 2004, for both series. On July 3, 1997 the CNV approved the issuance. On July 24, 1997, Cointel placed all of the issuance on the market. The net proceeds of this transaction which totaled approximately US$395 million were used to refinance bank debts maturing from January through September 1998.

The main terms and conditions of this issuance of Negotiable obligations are:

a)	Face value: US$1 and $1 for the “A” and “B” Series, respectively, bearer and registered, ordinary, nonconvertible into shares.

b)

The total amortization of the Negotiable obligations is to take place in one single installment payable at seven years for both series. Such amortization, as well as accrued interest, is to be paid in US dollars in the case of the “A” Series, and in US dollars or Argentine pesos in the case of the “B” Series (at the discretion of the obligee). Cointel may redeem such obligations for fiscal reasons, at 100% of their face value plus interest accrued through the redemption date.

(English translation of the financial statements originally issued in Spanish, except for note 13 to the unconsolidated financial statements)

c)	The securities accrue an annual interest of 8.85% and 10.375% on “A” Series and “B” Series, respectively, payable half-yearly in arrears with due dates on February 1 and on August 1 of each year and beginning on February 1, 1998.

d)	This issuance does not constitute either a secured or a subordinated debt of Cointel, ranking pari-passu -with no preferences- in respect of Cointel’s current and future unsecured and unsubordinated debts.

The prospectus for this issuance gives a detailed description of their terms and conditions. The main stipulations concern: a) a commitment of Cointel not to encumber or grant real property rights, with certain exceptions, on its assets or present and future revenues unless Cointel complies with certain requirements, b) conditions for the early redemption of the issuance, and c) causes of default that would allow obligees to consider such bonds as immediately due and payable, such causes being, among others, nonpayment of the Negotiable obligations, defaults in the payment of indebtedness of Cointel or any material subsidiary aggregating US$20 million or more (see Note 7.1. to the consolidated financial statements), the sale of all or a significant proportion of Cointel’s assets, the loss of control over Telefónica’s corporate decisions and noncompliance with certain financial ratios.

The meetings of the Holders of Cointel’s Negotiable obligations were held on December 28, 2000. Those meetings approved certain amendments to the terms and conditions of issuance of those negotiable obligations which allowed TESA’s reorganization described in Note 5. to the consolidated financial statements. Cointel paid bondholders that approved the reorganization an “authorization fee” equal to 0.75% of the amount of the principal for those bondholders who voted in favor, in the aggregate amount of 4.8 million plus 2.8 million (in constant pesos of March 31, 2003) corresponding to fees and other related expenses. Additionally, Cointel obtained approvals from certain creditors that permitted TESA’s reorganization.

As of the date of these financial statements, Cointel has met all obligations arising from the issuance of the above-mentioned debt instruments.

11.2.	Telefónica’s Negotiable obligations (figures according to Cointel’s consolidated financial statements as of March 31, 2003)

As of March 31, 2003, there are three Negotiable obligations issues outstanding:

Month and year of issuance	Face value (in million)			Term in years	Maturity month/year	Rate per annum %	Use of proceeds
11/94	US$	300		10	11/2004	11.875	(b)
05/98	US$	400	(a)	10	05/2008	9.125	(b)
06/02	US$	71		4	07/2006	9.875	(c)

(a)	In August 1998, Telefónica bought and cancelled in advance US$31.5 million of the first class under the global program. Accordingly, the amount of principal owed as of March 31, 2003, for such issuance is US$368.5 million.
(b)	Financing of capital expenditures in Argentina.
(c)	Refinancing of liabilities.

The prospectuses related to the issuance of these Negotiable obligations describe the issuance conditions in detail. The main stipulations concern: a) commitment of Telefónica not to mortgage or charge, except certain permitted charges, its present or future assets or revenues, unless Telefónica’s commitments under the Negotiable obligations meet certain requirements; b) conditions for the early redemption of the issuance and c) events of default in which event the bondholders could declare the lapse of all due dates, such causes being, among others, failure to pay on the securities, default on other debts in amounts equal to or exceeding US$20 million, attachments which in the aggregate exceed US$10 million, among others.

As of the date of these financial statements, in the opinion of Telefónica’s Management, such company has met all obligations arising from the issuance of the above-mentioned debt instruments.

Telefónica has a global program in effect to issue Negotiable obligations for a total of up to US$1,500 million, pesos or any currency or currencies, securities at par, and repayable in 31 days to 30 years. The covenants and commitments are the usual ones for this kind of transaction. The issuances of Negotiable obligations of May 1998 and June 2002 have been issued under that program. Telefónica

(English translation of the financial statements originally issued in Spanish, except for note 13 to the unconsolidated financial statements)

obtained an authorization to make public offering of Negotiable obligations under such global program from the CNV and from the Luxembourg Stock Exchange.

•	Exchange of negotiable obligations

On May 20, 2002 Telefónica’s Board of Directors decided to launch an offer to exchange the full amount of the issue made in July 1999 for a principal amount of US$100 million due July 1, 2002, hereinafter the “2002 Notes”.

This exchange offer began on May 28, 2002, and for each US$1,000 in principal in circulation of the 2002 Notes, Telefónica offered to exchange:

•	a principal amount of US$850 for new notes to be issued at 9.875%, due July 1, 2006, hereinafter the “2006 Notes”, plus

•	US$100 in cash for all 2002 Notes included in valid tenders until June 21, 2002, plus

•	US$50 in cash for all 2002 Notes in valid tenders made until June 13, 2002 (a date subsequently extended to June 18, 2002) as Early Tender Fee.

Holders making valid tenders of their 2002 Notes amounted to 83.971% of the total value of the issue. As a result, Telefónica issued 2006 Notes for a total amount of US$71,375,350 and paid US$12.6 million in cash (of which US$4.1 million corresponded to the Early Tender Fee). Subsequently, on maturity of the 2002 Notes, Telefónica proceeded to redeem the notes that were not exchanged by means of a payment of US$16.03 million.

The 2006 Notes accrue interest as from July 1, 2002 at an annual rate of 9.875% payable six-monthly on January 1 and July 1. The first interest payment date was January 1, 2003. The 2006 Notes include a mandatory redemption right that can be exercised by the holders after July 1, 2004 if by July 1, 2004 the total outstanding principal amount corresponding to the issue made by Telefónica in November 1994 (hereafter the 2004 Notes) plus any refinancing of such notes due prior to July 1, 2006, were to exceed 30% of the total initial principal amount of the 2004 Notes.

Furthermore, on June 21, 2002 a Meeting of Holders of 2008 Notes issued by Telefónica was held at which approval was given for the waiver of the right to demand accelerated maturity of the notes in the event of failure to pay any other class of notes issued under the same program, through an amendment to Section 11 of the program issue terms and conditions. In consideration for this waiver Telefónica made a cash payment of US$1 million.

12.	FINANCIAL OPERATIONS

Cointel and Telefónica have followed a financing policy that has combined the use of internally generated funds with the use of third-parties’ and direct or indirect majority shareholder’s financing. As of March 31, 2003, as arise from Cointel’s financial statements as of such date, consolidated current assets in foreign currency are lower than consolidated current liabilities in foreign currency in the amount of US$961 million (equivalent to 2,865 million as of March 31, 2003).

The Company, Cointel and Telefónica have prepared their financing projections and plans expecting to cover future fund needs to continue Telefónica’s investment plan and repay short and long-term debt mainly with funds generated by the operations plus bank loans and access to capital markets. Alternatively, they would seek for long-term refinancing of their payables.

However, owing to the macroeconomic situation described in Note 4. to the unconsolidated financial statements, as of the date of issuance of these financial statements, third parties’ credit lines are not available in amounts sufficient to enable the Company and Telefónica, together with internally generated funds, to meet current debt obligations. Furthermore, it is not possible to determine whether this situation will improve in the short term.

Since early December 2001, Argentine authorities implemented a number of monetary and currency exchange control measures that mainly included restrictions on the withdrawal of funds deposited with banks and tight restrictions for making transfers abroad, with the exception of those related to foreign trade and other authorized transactions, most of which have been eliminated as of the date of issuance of these financial statements (See Note 4. to the unconsolidated financial statements).

(English translation of the financial statements originally issued in Spanish, except for note 13 to the unconsolidated financial statements)

On the other hand, TESA (TISA’s parent company) has advised the Company, Cointel and Telefónica that, as of the date of issuance of these financial statements, it was still evaluating the Argentine macroeconomic context and analyzing financing alternatives for such companies, including the possibility of refinancing over the long-term its current loans to such companies and, if necessary, providing additional financing.

Consequently, the Company’s, Cointel’s and Telefónica’s ability to settle their payables to local and foreign creditors depends upon the possibility of obtaining financing or, if not possible, of refinancing financial payables, as well as, if necessary, the granting of additional financing by its direct or indirect controlling companies.

Should no financing alternatives be available for the Company, Cointel and Telefónica or should the Company, Cointel and Telefónica not succeed in obtaining refinancing, such companies would not have sufficient funds available to meet their current liabilities (including those disclosed as current on the consolidated balance sheet as of March 31, 2003 and those liabilities that would turn into current payables if creditors claimed a default) payable to local and foreign creditors.

Although the Company, Cointel and Telefónica will continue to make their best efforts to obtain such financing, which up to date have had favorable results through obtaining waivers from creditors, the exchange for long-term debt (see Note 11. to the consolidated financial statements ) and short-term refinancing, as of the date of issuance of these financial statements, it is not possible to assure what the result of such negotiations will be and, consequently, whether the Company, Cointel and Telefónica will be able to settle their current liabilities in the normal course of business and maintain their normal operations.

•	Cointel’s call option involving Telefónica Class B shares (figures according to Cointel’s consolidated financial statements as of March 31, 2003)

On March 6, 1998 Cointel had granted ML a call option on 40.2 million Telefónica Class B shares to be exercised on May 28, 2003, for an approximate value of US$6.2 per share adjusted for the dividend distributions made by Telefónica through that date. On June 30, 2000, Cointel and ML amended certain conditions of this agreement, whereby ML has the right to require from Cointel, on May 28, 2003, the delivery of capital stock of TESA instead of Telefónica shares, modifying the strike price of the call option for such TESA’s shares, in proportion to the price offered for Telefónica shares in the TESA Tender Offer described in Note 5. to the consolidated financial statements. If, on May 28, 2003, the market price of TESA ADRs is higher than US$102.79 (the exercise price), ML may acquire from Cointel 2.23 million TESA ADRs at the exercise price. The call option market value as of March 31, 2003 is zero.

•	Telefónica’s long-term bank financing (figures according to Cointel’s consolidated financial statements as of March 31, 2003)

Telefónica has borrowed funds from major financial institutions in an amount equivalent to 333 million as of March 31, 2003. These funds have been borrowed under terms and conditions customary in this kind of transaction, which generally refer to the commitment not to encumber or grant security interests on its assets or on present or future revenues, other than certain permitted encumbrances or unless certain predetermined conditions are met.

Additionally, Telefónica uses other long-term bank credit lines to finance imports from different commercial banks.

•	Telefónica’s financial instruments (figures according to Cointel’s consolidated financial statements as of March 31, 2003)

During September 1999, Telefónica entered into a foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations in the yen-dollar exchange rate, in connection with the loan amounting to 8.3 billion Japanese yen granted by The Export Import Bank of Japan (currently the Japan Bank for International Cooperation) and maturing in February 2011, which accrues interest at a rate of 2.3% per annum. Such swap agreement provides a fixed exchange rate of 104.25 yen per U.S. dollar. The interest rate to be paid to Citibank N.A. during the validity of the loan for the dollars received is 7.98% per annum. As of March 31, 2003, the related liability, taking into account the effect of the above mentioned swap and the additional interest accrued, amounts to US$89 million. The contract establishes, among other provisions for this type of transaction, certain events of default under which the

(English translation of the financial statements originally issued in Spanish, except for note 13 to the unconsolidated financial statements)

creditor may accelerate payment terms. Events of default include failure to pay financial debts for amounts in excess of 2% of Telefónica’s shareholders’ equity.

During December 1999, Telefónica entered into a foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations in the euro-dollar exchange, in connection with a portion of Telefónica’s net position of assets and liabilities in euros, including the balance of the loan granted by Istituto Centrale per il Credito a Medio Termine (“Mediocredito Centrale”) which matures in November 2014, and accrues interest at a rate of 1.75% per annum. Such swap agreement has an 8-year term until November 2007 and provides a fixed exchange rate of 0.998 euro per U.S. dollar. The interest rate paid to Citibank N.A. during the validity of the loan for the dollars to be received is 2.61% per annum.

•	Telefónica’s other financing – Related Parties

As of March 31, 2003, Telefónica and Telinver owed approximately 2,589 million (about US$869 million) to related parties, which matures through June 2003. These loans accrued interests at one-month LIBOR plus 8% per annum, payable monthly. These agreements established the usual commitments for these kinds of transactions, as well as clauses that establish that the creditor may accelerate the terms of Telefónica’s payables (“events of anticipated maturity”) if there are changes in Telefónica’s equity, economic and financial situation that due to their adverse nature may affect Telefónica’s capacity to comply with the obligations assumed in the agreements or if there are restrictions that may limit the capacity of Telefónica to repay its debts.

The creditor has advised Telefónica that until September 20, 2003, (beyond the due date of such debt): (i) the effects of the Public Emergency System implemented in Argentina by Decree No. 1,570/01, Law No. 25,561, as supplemented and amended, in force shall not be considered by the creditor as an event of anticipated maturity; and (ii) the creditor shall not consider that, as of such date, loans have become immediately due and payable in accordance with the agreements.

The loan agreements currently in effect additionally contain acceleration clauses that would be triggered in the event of certain court or out-of-court procedures being initiated in connection with claims exceeding a certain percentage of the shareholders’ equity of Telefónica or one of its significant subsidiaries in accordance with the definition stipulated in such loan agreements. Telefónica has obtained a waiver in respect of procedures of this nature that were pending against Telefónica as of May 9, 2003, subject to a condition that no other debt be accelerated on similar grounds.

13.	PATRIOTIC BOND AND TAX CREDIT CERTIFICATES (figures according to Cointel’s consolidated financial statements as of March 31, 2003)

13.1.	Patriotic Bond

In May 2001, under the scope of Decree No. 424 from the National Executive Power dated April 10, 2001, Joint Resolution 63/01 (Treasury Secretary) and 23/01 (Finance Secretary), as supplemented, Telefónica executed a Patriotic Bond subscription commitment (bond issued by the Argentine Government) for a total amount of US$30 million, which was completely paid in that month. This bond is denominated in US dollars, is made out to bearer, and is negotiable in local and foreign stock markets. It will be amortized in 5 equal and successive quarterly installments payable from May 11, 2003 through May 11, 2004. It accrues interest equivalent to the average obtained from the 30 days immediately preceding each monthly interest period (including the first day of each period) of the B.C.R.A. survey for fixed-term deposits in private banks with a term from 30 to 35 days and higher than US$1 million, plus an annual 4.95%, payable on a monthly basis past the due date. Issuance clauses allow using this security to pay Federal taxes in the event that amortization and /or interest are not paid by the related due dates. Since the federal Government has not paid off since January 2002, the related interest on such bond, Telefónica has compensated such interest against taxes payable. As of March 31, 2003 this bond has been disclosed under “Other receivables” in view of its intended use.

In addition, under Decree 1657/02, published in the Official Bulletin on September 6, 2002, the National Executive Power suspended for a period of ninety days as from that date, the rules contained in Decrees 424/01; 1615/01; 1005/01 and 1226/01 regarding the payment of national tax

(English translation of the financial statements originally issued in Spanish, except for note 13 to the unconsolidated financial statements)

liabilities with public debt securities, and to suspend for the same term the transferability of the public securities referred to in those decrees.

Subsequently, under Decree 2243/02, published in the Official Bulletin on November 7, 2002, Decree 1657/02 was amended effective November 8, 2002, by introducing, inter alia, the following changes: i) the holders of tax credits corresponding to the securities under Decrees 424/01, 1005/01 and 1226/01 are conferred the right to return to the original securities, thus recovering the possibility of transferring them but losing the right to allocate them to the payment of taxes; and ii) establishing an 80 million monthly quota for the application on the payment of national fiscal liabilities of tax credits originated in the interest coupons, due or not, related to the securities under the above mentioned decrees. This quota will be allotted by the Treasury Secretary by making monthly tenders in which the holders of the abovementioned securities may file bids for cancellation of national tax liabilities. The Treasury Secretary will allot the quota among such bids that propose the largest amount of pesos until completing the referred quota. Bidding regulations were issued by the Treasury Secretary in its Resolutions No. 7, No. 13 and No 21. In addition, AFIP issued Resolutions No. 1,446 and 1,490 setting supplemental regulations to conduct the biddings.

Telefónica has valued its holding of Patriotic Bonds considering that it shall be recovered in the form of a like-amount tax credit. Even though biddings to date have been favorable, Telefónica cannot predict the exact possible effects that may derive from the bidding procedure that the government has recently implemented, and has made its estimates on the assumption that the special conditions under which the bonds were issued will be honored, thereby ensuring their recoverability (see Note 2.2. to the consolidated financial statements).

13.2.	Tax Credit Certificates

During August 2001, under the legal framework of Decree 979/01, Telefónica signed a TCC subscription agreement for a total amount of US$15 million, which was fully paid. Under the provisions of Decrees No. 410/02 and No. 471/02, as from February 3, 2002, these certificates, originally denominated in US dollars, were converted into pesos at the $1.40 = US$1 exchange rate (increasing the amount of the subscription to 21 million), the benchmark stabilization coefficient being effective as from that date (the mentioned benchmark amounts to 40% as of March 31, 2003). Such book entry certificates accrue interest at a maximum annual nominal rate of 2% (as from February 3, 2002, under Decree N°471/02) on the original nominal value balances and may be applied at their notional value against VAT or income tax or any other substituting or replacing tax, both for payment of tax returns and for prepayments. Such tax obligations may be honored by compensating 25% of the total of such certificates upon each expiration date as from January 1, 2003, July 1, 2003, January 1, 2004 and July 1, 2004. Any TCC not totally or partially used in the manner foreseen above may be applied, after 1 year has elapsed from each of such dates, to settle other tax liabilities payable to the AFIP, whether own or third parties’. After expiration of ninety days after each of the dates mentioned above and until December 31, 2006, any unused tax credit certificate will be freely transferable, whether fully or partially. The Federal Government may redeem, fully or partially, any unused amount of the certificate after June 30, 2005, at their technical value as of the prepayment date. Otherwise, any unused balance of the tax credit certificates as of December 31, 2006, will be prepaid by the Federal Government at their technical value as of that date.

The procedure for application of tax credit certificates issued under Decree No. 979/01 was made public in the Official Bulletin and came into effect on January 23, 2003, through Resolution No. 38/2003 of the Ministry of Economy.

The tax authorities have regulated the above measure by issuing Resolution No. 1433 published in the Official Bulletin on February 4, 2003. This resolution regulates the requirements, formalities and conditions to be met to use tax credit certificates to settle tax liabilities.

In conformity with such regime, in February 2003, Telefónica settled tax liabilities by applying 25% of the total amount of tax credit certificates corresponding to the first installment due for a technical value of approximately 7 million adjusted by CER.

(English translation of the financial statements originally issued in Spanish, except for note 13 to the unconsolidated financial statements)

14.	REGISTRABLE ASSETS OF TELEFONICA

On October 27, 1994, “ENTel in liquidation” issued Resolution No. 96/94 whereby it undertakes to perform all necessary acts to accomplish the transfer of title of registrable assets for such time as may be necessary, notifying Telefónica 60 days before the date that may be defined as the expiration of ENTel’s commitment. This resolution recognized that the licensee companies will be entitled to claim the indemnity stipulated in the Transfer Contract for the real property whose title had not been conveyed to them by the time of the expiration of the above mentioned period. As of March 31, 2003 these assets have a net book value of about 316 million (restated as described in Note 2.1. to the unconsolidated financial statements), of which approximately 276 million (restated as described in Note 2.1. to the unconsolidated financial statements) have been registered in Telefónica’s name. In Telefónica’s opinion, the registration of title of a major portion of the most significant assets contributed by ENTel will be successfully completed. Accordingly, in Telefónica’s Management opinion, the final outcome of this matter will not have a significant impact on Telefónica’s results of operations and/or its financial position.

15.	RULES GOVERNING THE PROVISION OF BASIC TELEPHONE SERVICES (figures according to Cointel’s consolidated financial statements as of March 31, 2003)

As from March 1992, and in compliance with its specific functions, the CNC, formerly known as National Telecommunication Commission (“CNT”), and the SC have regulated certain aspects related to the supply of basic and international telephone services as well as the procedures to be followed in filing claims, contracting services, invoicing and service quality, some of which have been appealed by Telefónica.

Under Resolution 983/2002, the CNC imposed a penalty on Telefónica consisting of a fine of 0.7 million for alleged breach of the General Basic Telephone Service Regulations (“GBTSR”), and further imposed several other related obligations on Telefónica, mainly related to the restitution of those services affected by stolen cables. The referred penalty was appealed by Telefónica. In the opinion of Telefónica and its legal advisors, the referred breach lacks of legal grounds for the sanction to succeed, as: a) the theft of cables is an event of force majeure that releases Telefónica from liability; b) Telefónica has reinstated more than 90% of the services affected by theft; c) there are sufficient public telephones installed and in operation in the affected areas so as to warrant effective service supply, and certain steps have been taken with the security forces so as to safeguard the integrity of the cables; d) Telefónica is reimbursing customers for non-service days and has timely answered each of the CNC’s requests for information.

In the context of the transition to competition in telecommunications, the National Executive Power and the SC have issued the following resolutions:

•	National Executive Power Decree No. 764/2000, which approved the Rules for granting of Licenses for Telecommunications Services, the Rules for Interconnection and the Rules for Management and Control of Radioelectric Spectrum, that constitute the current regulatory framework applicable to Telefónica. See Note 4. to the consolidated financial statements.

•	Decree No. 764/2000 repealed Resolutions No. 18,971/99 and 16,200/99 and approved the Universal Service rules and regulations to promote the access to telecommunications services by customers either located in high-cost access or maintenance areas, or with physical limitations or special social needs. Such rules and regulations effective from January 1, 2001, establish that the deficit for the provision of these services will be financed through the payment by all telecommunications providers (including Telefónica) of 1% of total revenues for telecommunications services net of taxes, the “Universal Service Fund”. As of the date of issuance of these financial statements, the SC has not defined the mechanism through which Telefónica should recover the cost incurred for rendering these services.

•	The SC issued Resolution No. 18,927/99, establishing, once the transition to competition in telecommunications ended, the deregulation in the provision of goods, services and works required by the licensees of Basic Telephone services.

Through Resolution No. 109/00, the SC declared the Radio Spectrum Administration and Management in state of administrative emergency for a term of 120 calendar days, thus suspending: the assignment of frequencies related to certain radio bands, such as the ones assigned to “data transmission and value added services” and “high-density systems”; the acceptance and/or processing of applications requesting new frequency assignments; and any procedure related to license transferring and/or modifying the license terms

(English translation of the financial statements originally issued in Spanish, except for note 13 to the unconsolidated financial statements)

and conditions. Through Resolution No. 271/00, the SC subsequently extended the term of emergency until July 24, 2000. Decree No. 764/00 dated September 5, 2000, approved new regulations concerning the radio spectrum administration and management whereas the revision of frequency assignments under Resolution No. 109/00 continues.

Pursuant to Resolution No. 75/2003 published in the Official Bulletin on February 6, 2003, the Ministry of Economy introduced amendments to the “Long Distance Dialing Carrier Selection Rules” approved by Resolution No. 613/2001 of the then Ministry of Housing and Infrastructure. Mobile and fixed operators must have the Dialing Carrier Selection system available within 120 calendar days following the publication of such resolution in the Official Bulletin. As of to date, not a single carrier has requested this service (See Note 9.1. to the consolidated financial statements).

16.	EXECUTIVE INCENTIVE PROGRAM AND STOCK PURCHASE PROGRAM

•	On August 9, 2000, Telefónica decided to approve an incentive program (the “TOP” Program) initiated following a framework plan designed by TESA for certain TESA’s group executives, consisting of granting stock options of TESA (the indirect controlling shareholder of Telefónica) to 17 of Telefónica’s top executives who are bound to hold them for the Program term. During May 2001, each executive signed the incentive program agreement and bought a predetermined number of TESA shares at market price to assign them to the Program. The executives were granted a number of TESA stock options at a given strike price, adjusted for dilution, currently equivalent to 13.9420 euro per share, equal to ten times the number of shares purchased and assigned to the Program, plus a number of TESA stock options at another given strike price, adjusted for dilution, currently equivalent to 20.9106 euro per share, equal to ten times the number of shares purchased and assigned to the Program. The program term is three years during which the options may be exercised no more than three times. Currently, the eligible shares under the Program total 17,481 involving a total amount of 349,620 options that corresponds to a total of 11 executives of Telefónica. The total cost of the program for Telefónica is 1.2 million euro based on the market value of the options on the grant date. This amount has been deferred, and is being recognized as expenses over the term of the program, in “Salaries and social security taxes and other expenses” in Exhibit H) to the consolidated financial statements.

•	Furthermore, TESA approved a program whereby all Telefónica employees who chose to participate acquired a number of TESA shares, which number was based on their annual compensation, for the equivalent of 5 euro per share. In addition, TESA granted the participants 26 stock options for every TESA share purchased at a strike price of 5 euro per option. The actual number of options eligible for exercise depends on the appreciation, if any, of the stock price of TESA over the reference value established at 20.50 euros (originally 24.50 euros). The program term is four years and participating employees may exercise the options granted on three different occasions during such four-year term.

The benefits under this program are contingent on the participants continued employment with the Telefónica group, i.e. they may not unilaterally and voluntarily terminate their employment with the group before the exercise date without losing the benefits under the program. Since the above benefits are granted by TESA directly, this program does not involve any expenses to Telefónica.

17.	RESTRICTED ASSETS

Pledged shares of INTELSAT

Under the agreement signed recently between Telefónica and Intelsat U.K., a company registered under the laws of England, the common shares held by Telefónica in Intelsat have been pledged as collateral for the payment of the obligations arising in relation to segment capacity utilized. Telefónica retains its voting and dividend rights on such shares as long as Telefónica does not incur any event of default.

In the opinion of Telefónica’s Management, the above mentioned restrictions will not have a significant effect on Telefónica’s operations.

(English translation of the financial statements originally issued in Spanish, except for note 13 to the unconsolidated financial statements)

18.	BUSINESS SEGMENT INFORMATION

On the basis of the nature, production process, distribution method and differential regulations, for the purpose of the information requested by Professional Accounting Principles, the Company has identified three reportable segments: i) the holding segment that includes the Company’s and Cointel’s operations; ii) the segment related to Telefónica’s telecommunications activities, regulated by the SC and the CNC, and derived from the use of the network and related equipment: the supply of telecommunications services segment, which includes Telefónica’s operations (local and long distance services) and iii) the publication of telephone directories (Yellow Pages) and call center operations segment included in Telinver’s operations.

For the purpose of disclosing the abovementioned information required by Professional Accounting Principles, the Company includes the information related to operations of Cointel, Telefónica and Telinver based on the Company’s equity interest in Cointel. See Note 2.2.b)2. to the unconsolidated financial statements.

	Holding	Basic Telephone Services	Yellow Pages	Consolidation adjustments (1)	Total
March 31, 2003
Net revenues to third parties	—	305	1	—	306
Net intersegment revenues	—	1	—	(1)	—

Total Net Revenues	—	306	1	(1)	306

Net Income (loss)	661	279	4	(520)	424
Depreciation of fixed assets and intangible assets	—	162	1	—	163
Depreciation of goodwill on investment in companies	13	—	—	—	13
Investment on Fixed assets and Intangible assets	—	8	—	—	8
Total Assets	2,190	4,614	45	(1,440)	5,409
Total Liabilities	2,285	3,126	64	—	5,475
Investments in subsidiaries	1,188	2	—	(1,188)	2

(1)	Corresponding to elimination of intersegment balances and operations.

19.	OTHER FINANCIAL STATEMENT DISCLOSURES

The Notes to the unconsolidated financial statements describe events and situations that also affect the consolidated financial statements.

EXHIBIT A

(English translation of the financial statements originally issued in Spanish, except for note 13 to the unconsolidated financial statements)

TELEFONICA HOLDING DE ARGENTINA S.A.

CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2003 AND DECEMBER 31, 2002 (1)

FIXED ASSETS

(stated in millions of constant Argentine pesos, restated as described in Note 2.1. to the unconsolidated financial statements)

	Original value
Main account	Amount at beginning of year	Increases (3) (4)	Net retirements and transfers (5)	Amount at the end of period/year
Land	59	—	—	59
Buildings	869	—	1	870
Switching equipment	2,070	—	3	2,073
Transmission equipment	1,843	—	2	1,845
Network installation	3,768	—	—	3,768
Telephones, switchboards and booths	313	1	(2)	312
Furniture, software and office equipment	500	—	6	506
Automobiles	16	—	(3)	13
Construction in process	115	5	(11)	109
Materials (2)	52	3	(5)	50
Prepayment to vendors	6	(1)	—	5

Total 2003	9,611	8	(9)	9,610

Total 2002	9,572	90	(51)	9,611

	Depreciation					Net book value as of March 31, 2003	Net book value as of December 31, 2002
Main account	Accumulated at beginning of year	Useful life (in years)	For the period/ year	Retirements	Accumulated at the end of period/ year
Land	—	—	—	—	—	59	59
Buildings	226	50	6	—	232	638	643
Switching equipment	1,494	10	42	—	1,536	537	576
Transmission equipment	1,084	10	40	—	1,124	721	758
Network installation	1,827	15	54	—	1,881	1,887	1,941
Telephones, switchboards and booths	294	5	5	(1)	298	14	19
Furniture, software and office equipment	431	1 - 3	14	—	445	61	69
Automobiles	16	5	—	(3)	13	—	—
Construction in process	—	—	—	—	—	109	115
Materials	—	—	—	—	—	50	52
Prepayment to vendors	—	—	—	—	—	5	6

Total 2003	5,372		161	(4)	5,529	4,081

Total 2002	4,713		676	(16)	5,373		4,238

(1)	See Note 2.6. to the unconsolidated financial statements.
(2)	“Net retirement and transfers” includes transfers from construction in process to materials for 1 million.
(3)	In 2003 and 2002, capitalized interests in construction in process amounts to 1 million and 4 million, respectively. See Note 2.2.f) to the consolidated financial statements.
(4)	In 2002, includes 15 million in construction in process corresponding to the capitalized exchange differences. See Note 2.2.f) to the consolidated financial statements.
(5)	In 2002, includes 2 million of real property intended for sale. See Note 2.2.d) to the consolidated financial statements.

EXHIBIT B

(English translation of the financial statements originally issued in Spanish, except for note 13 to the unconsolidated financial statements)

TELEFONICA HOLDING DE ARGENTINA S.A.

CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2003 AND DECEMBER 31, 2002 (1)

INTANGIBLE ASSETS AND DEFERRED CHARGES

(stated in millions of constant Argentine pesos, restated as described in Note 2.1. to the unconsolidated financial statements)

	Original value
Main account	At beginning of year	Increases for the period/year	Decreases for the period/year	At end of period/year
License to use and trademarks	25	—	—	25
Assignment of rights	11	—	—	11
No competition clause	3	—	—	3
Cost associated with the issuance of debt	89	—	—	89
Licenses (Frequencies) (2)	29	—	—	29

Total 2003	157	—	—	157

Total 2002	150	13	(6)	157

	Depreciation				Net book value as of March 31, 2003	Net book value as of December 31, 2002
Main account	At beginning of year	Decrease for the period/ year	For the period/ year	At end of period/ year
License to use and trademarks	6	1	—	7	18	19
Assignment of rights	6	—	—	6	5	5
No competition clause	2	—	—	2	1	1
Cost associated with the issuance of debt	75	1	—	76	13	14
Licenses (Frequencies) (2)	24	—	—	24	5	5

Total 2003	113	2	—	115	42

Total 2002	94	21	(2)	113		44

(1)	See Note 2.6. to the unconsolidated financial statements.
(2)	In 2003 and 2002, includes 23 million corresponding to “Goodwill” which net book value amount to zero at the end of period/year.

EXHIBIT C

(English translation of the financial statements originally issued in Spanish, except for note 13 to the unconsolidated financial statements)

TELEFONICA HOLDING DE ARGENTINA S.A.

CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2003 AND DECEMBER 31, 2002 (1)

INVESTMENTS IN SHARES, BONDS ISSUED IN SERIES AND HOLDINGS IN OTHER COMPANIES

(stated in millions of constant Argentine pesos, restated as described in Note 2.1. to the unconsolidated financial statements, except otherwise indicated)

	March 31, 2003							December 31, 2002
Denomination and features of securities	Class	Face value	Quantity		Inflation adjusted cost (3)	Value by equity method	Book value	Book value
Current (7)

BCRA Bonds	—	$1.0	13,000,000		—	—	13	—
BCRA Bonds (8)	—	US$1	7,250,000		—	—	21	—
US Treasury Bonds	—	US$1,000	750		—	—	—	2

							34	2

Noncurrent (4)

Other investments	—	—	—		—	—	6	6
Subsidiaries and affiliates ECL	Common	$1.0	6,000	(2)	8	2	2	3

							8	9

							42	11

	Information on the issuer according to the latest financial statements (5)
Denomination and features of securities	Issuer	Main business	Date	Capital stock (6)	Net loss	Shareholders´ equity	Percentage of participation of Telefónica on the capital stock and votes
Shares	E-Commerce	Direct or indirect participation in companies related to the communication business	03-31-03	24,000	4	8	50

(1)	See Note 2.6. to the unconsolidated financial statements.
(2)	In shares.
(3)	Restated in constant Argentine pesos as described in Note 2.1. to the unconsolidated financial statements.
(4)	See Note 2.2.e) to the consolidated financial statements.
(5)	Financial Statements for the nine-month period ended March 31,2003 approved by E-Commerce Latina S.A.’ s Board of Directors on April 22,2003,with auditor’s report by Abelovich,Polano & Asociados dated April 22,2003,without observations.
(6)	Information denominated in pesos.
(7)	See Note 2.2.a) to the consolidated financial statements.
(8)	Corresponds to bonds with an adjustments clause in US Dollars.

EXHIBIT D

(English translation of the financial statements originally issued in Spanish, except for note 13 to the unconsolidated financial statements)

TELEFONICA HOLDING DE ARGENTINA S.A.

CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2003 AND DECEMBER 31, 2002 (1)

OTHER INVESTMENTS

(stated in millions of constant Argentine pesos, restated as described in Note 2.1. to the unconsolidated financial statements)

	March 31, 2003	December 31, 2002
Main account and features	Book value	Book value
Current investments

Foreign currency deposits (2)	161	174
Local currency deposits	42	1
Mutual funds	8	—

Total	211	175

(1)	See Note 2.6. to the unconsolidated financial statements.
(2)	See Exhibit G to the consolidated financial statements.

EXHIBIT E

(English translation of the financial statements originally issued in Spanish, except for note 13 to the unconsolidated financial statements)

TELEFONICA HOLDING DE ARGENTINA S.A.

CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2003 AND DECEMBER 31, 2002 (1)

ALLOWANCES AND RESERVES

(stated in millions of constant Argentine pesos, restated as described in Note 2.1. to the unconsolidated financial statements)

	March 31, 2003					December 31, 2002
Account	Balances at beginning of year	Increases		Decreases (4)	Balances at end of the period	Balances at end of the year
Deducted from current assets:

For doubtful accounts	190	5	(2)	(27)	168	190
For impairment in value and slow turnover	4	—		—	4	4

	194	5		(27)	172	194
Deducted from noncurrent assets:

For doubtful accounts	13	1	(2)	—	14	13
For other receivables - net deferred tax assets (5)	1,565	—		(228)	1,337	1,565

	1,578	1		(228)	1,351	1,578

Total 2003	1,772	6	(2)	(255)	1,523

Total 2002	624	1,574		(426)		1,772

Included in current liabilities:

Contingencies	2	—		(1)	1	2

	2	—		(1)	1	2
Included in noncurrent liabilities:

Contingencies	80	7		(1)	86	80

Total 2003	82	7	(3)	(2)	87

Total 2002	101	44		(63)		82

(1)	See Note 2.6. to the unconsolidated financial statements.
(2)	Included in selling expenses in the consolidated statement of operations.
(3)	Included in “Other expenses, net” in the consolidated statement of operations.
(4)	Net of monetary gain (loss).
(5)	See Note 2.2.j) to the consolidated financial statements.

EXHIBIT F

(English translation of the financial statements originally issued in Spanish, except for note 13 to the unconsolidated financial statements)

TELEFONICA HOLDING DE ARGENTINA S.A.

CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2003 AND 2002 (1)

COST OF SERVICES PROVIDED (2)

(stated in millions of constant Argentine pesos, restated as described in Note 2.1. to the unconsolidated financial statements)

	March 31, 2003	March 31, 2002
Inventories at beginning of year (3)	12	26

Purchases	2	2

Operating expenses (Exhibit H)	1	2

Holding gain	—	(3)

Subtotal	15	27

Inventories at end of the period	(13)	(19)

Total (Note 3.1.l)	2	8

(1)	See Note 2.6. to the unconsolidated financial statements.
(2)	Includes cost of telephone directories and telephone equipment.
(3)	In 2003, net of 1 million corresponding to the consumption provision of Telinver.

EXHIBIT G

(English translation of the financial statements originally issued in Spanish, except for note 13 to the unconsolidated financial statements)

TELEFONICA HOLDING DE ARGENTINA S.A.

CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2003 AND DECEMBER 31, 2002

ASSETS AND LIABILITIES IN FOREIGN CURRENCY

	March 31, 2003				December 31, 2002
	Amount in foreign currency (in million)	Currency	Exchange rate	Book amount (in million of Argentine pesos)	Amount in foreign currency (in million)	Currency	Book amount (in million of Argentine pesos) (4)
ASSETS

Current assets
Cash and banks	—	US$	2.98	1	—	—	—

Investments	61	US$	2.98	182	52	US$	176

Trade receivables	9	US$	2.98	26	10	US$	32
	1	SDR	4.06	4	1	SDR	4
	—		£4.69	1	—	—	—

Other receivables (1) (3)	17	US$	2.98	50	16	US$	53
	2	EURO	3.21	5	2	EURO	6

Total current assets				269			271

Noncurrent assets

Investments	3	US$	(2)	6	3	US$	7

Other receivables (3)	3	US$	2.88	9	6	US$	21

Total noncurrent assets				15			28

Total assets				284			299

LIABILITIES

Current liabilities

Trade payables	20	US$	2.98	58	21	US$	72
	2	SDR	4.06	8	3	SDR	11
	2	EURO	3.21	7	1	EURO	5
	—	—	—	—	—		£1

Bank and other financial payables	1,090	US$	2.98	3,248	1,082	US$	3,670
	531		¥0.02	13	558		¥16
	1	EURO	3.21	4	1	EURO	4

Other payables	3	US$	2.98	8	2	US$	6
	1	EURO	3.21	4	2	EURO	5

Total current liabilities				3,350			3,790

Noncurrent liabilities

Bank and other financial payables	508	US$	2.98	1,513	513	US$	1,737
	3,630		¥0.02	91	3,890		¥112
	11	EURO	3.21	34	11	EURO	40

Other payables	9	US$	2.98	26	5	US$	16

Total noncurrent liabilities				1,664			1,905

Total liabilities				5,014			5,695

(1)	In 2003 and 2002, include 5 million and 5 million, respectively, corresponding to prepayments of fixed assets purchase.
(2)	Valued in dollars at the exchange rate at year-end, up to the limit of the equity value.
(3)	Includes the Patriotic Bond valued at the AFIP’s exchange rate effective at March 31, 2003.
(4)	Amounts stated in millions of constant Argentine pesos restated as described in Note 2.1. to the unconsolidated financial statements.

US$:	US dollars
¥:	Yen
EURO:	European Currency Units
SDR:	Special Drawing Rights
£:	Pounds

EXHIBIT H

(English translation of the financial statements originally issued in Spanish, except for note 13 to the unconsolidated financial statements)

TELEFONICA HOLDING DE ARGENTINA S.A.

CONSOLIDATED INFORMATION REQUIRED BY SECTION 64, SUB SECTION 1, POINT B) OF LAW No. 19,550 FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2003 AND 2002 (1)

(stated in millions of constant Argentine pesos, restated as described in Note 2.1. to the unconsolidated financial statements)

	March 31, 2003							March 31, 2002
	Operating expenses (2)	Administrative expenses	Selling expenses	Other expenses, net	Financial (income) loss		Total	Total
Account					Assets	Liabilities
Salaries, social security taxes and other expenses	32	7	5	—	—	—	44	81
Fixed assets depreciation	146	13	2	—	—	—	161	175
Fees and payments for services	32	17	4	—	—	—	53	97
Insurance	—	2	—	—	—	—	2	2
Material consumption and other expenses	5	1	1	—	—	—	7	13
Management fee	13	2	—	—	—	—	15	24
Transportation	1	—	—	—	—	—	1	2
Taxes, charges and contributions	3	1	1	—	—	—	5	8
Rentals	5	2	1	—	—	—	8	18
Commissions	1	—	2	—	—	—	3	5
Exchange differences	—	—	—	—	38	(693)	(655)	3,485
Holding gains	—	—	—	—	—	(4)	(4)	—
Interest and financial charges	—	—	—	—	(11)	131	120	158
Tax on interest paid	—	—	—	—	—	—	—	3
Allowance for doubtful accounts	—	—	6	—	—	—	6	56
Holding losses (gains) in inventories	—	—	—	—	1	—	1	(1)
Depreciation of intangible assets and deferred charges	1	—	—	—	—	1	2	2
Employee terminations	—	—	—	7	—	—	7	4
Tax on bank debits and credits	—	2	—	—	—	2	4	8
Inflation loss (gain) on monetary accounts	—	—	—	—	1	(2)	(1)	20
Other	—	—	—	4	—	—	4	10

Total 2003	239	47	22	11	29	(565)	(217)

Total 2002	308	68	95	15	98	3,586		4,170

(1)	See Note 2.6. to the unconsolidated financial statements.
(2)	Includes 1 million and 2 million corresponding to cost of services provided for the three-month periods ended March 31, 2003 and 2002, respectively.

TELEFONICA HOLDING DE ARGENTINA S.A.

Unconsolidated Financial Statements as of March 31, 2003

(English translation of the financial statements originally issued in Spanish, except for note 13 to the unconsolidated financial statements)

TELEFONICA HOLDING DE ARGENTINA S.A.

BALANCE SHEETS

AS OF MARCH 31, 2003 AND DECEMBER 31, 2002

Amounts stated in millions of Argentine pesos restated as described in Note 2.1.

to the unconsolidated financial statements

(See Notes 2.2. and 2.6. to the unconsolidated financial statements)

	March 31, 2003	December 31, 2002
CURRENT ASSETS

Cash	—	3
Other receivables (Note 3.1.)	19	30

Total current assets	19	33

NONCURRENT ASSETS

Other receivables (Note 3.1.)	—	—
Intangible assets and deferred charges (Note 2.3.d))	—	—
Investments (Note 3.2.)	1,048	834

Total noncurrent assets	1,048	834

Total assets	1,067	867

CURRENT LIABILITIES

Bank and other financial payables (Note 3.4.)	1,645	1,854
Taxes payable	1	1
Accounts payable	1	1
Other payables	3	3

Total current liabilities	1,650	1,859

NONCURRENT LIABILITIES

Bank and other financial payables (Note 3.4.)	22	25

Total noncurrent liabilities	22	25

Total liabilities	1,672	1,884

SHAREHOLDERS’ EQUITY (per related statements)	(605)	(1,017)

Total liabilities and shareholders’ equity	1,067	867

The accompanying Notes 1 to 13 and the supplementary statements (Exhibits C, E, G and H and Chart I) are an integral part of these financial statements.

JUAN I. LOPEZ BASAVILBASO President

(English translation of the financial statements originally issued in Spanish, except for note 13 to the unconsolidated financial statements)

TELEFONICA HOLDING DE ARGENTINA S.A.

STATEMENTS OF OPERATIONS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2003 AND 2002

Amounts stated in millions of Argentine pesos, except for per share amounts which are stated in Argentine pesos, restated as described in Note 2.1.

to the unconsolidated financial statements

(See Notes 2.2. and 2.6. to the unconsolidated financial statements)

	March 31, 2003	March 31, 2002
Equity interests in related parties (Note 3.6.)	226	(1,587)

Other income relating to equity interests in related parties, net (Notes 2.3.h) and 6.a))	15	22

Administrative expenses (Exhibit H)	(1)	(2)

Financial gains and losses

On assets
Exchange differences (2)	—	2
Inflation loss on monetary accounts	—	(14)

On liabilities
Exchange differences (2)	229	(1,305)
Interest (2)	(45)	(44)
Inflation gain on monetary accounts	—	1

Net income (loss) for the period	424	(2,927)

Earnings (Losses) per share (Note 2.3.i) (1)	1.05	(7.23)

(1)	Basic and diluted earnings (losses) per common share, stated in Argentine pesos.
(2)	Net of inflation effects.

The accompanying Notes 1 to 13 and the supplementary statements (Exhibits C, E, G and H and Chart I) are an integral part of these financial statements.

JUAN I. LOPEZ BASAVILBASO President

(English translation of the financial statements originally issued in Spanish, except for note 13 to the unconsolidated financial statements)

TELEFONICA HOLDING DE ARGENTINA S.A.

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2003 AND 2002

Amounts stated in millions of Argentine pesos restated as described in Note 2.1.

to the unconsolidated financial statements

(See Notes 2.2. and 2.6. to the unconsolidated financial statements)

	Shareholders’ contributions			Non-capitalized contributions			Retained earnings (losses)
Description	Capital stock authorized for public offering	Comprehen- sive adjustment to capital stock	Premium on Share issue	Irrevocable capital contributions for future share subscriptions	Comprehen- sive adjustment to irrevocable capital contributions	Other contributions	Legal reserve	Unappropria- ted earnings (losses)	Total

Balances as of December 31, 2001	405	484	172	2	2	19	71	(54)	1,101
Balances modification (3)	—	—	—	—	—	—	—	(17)	(17)

Modified Balances as of December 31, 2001	405	484	172	2	2	19	71	(71)	1,084
Alignment of periods for valuation of Equity interests in related parties (1)	—	—	—	—	—	—	—	(41)	(41)
Net loss for the three-month period ended March 31, 2002	—	—	—	—	—	—	—	(2,927)	(2,927)

Balances as of March 31, 2002	405	484	172	2	2	19	71	(3,039)	(1,884)
Net income for the nine-month period ended December 31, 2002	—	—	—	—	—	—	—	867	867

Balances as of December 31, 2002	405	484	172	2	2	19	71	(2,172)	(1,017)
Transition adjustment due to the application of the new accounting principles in Telefónica (2)	—	—	—	—	—	—	—	(12)	(12)
Net income for the three-month period ended March 31, 2003	—	—	—	—	—	—	—	424	424

Balances as of March 31, 2003	405	484	172	2	2	19	71	(1,760)	(605)

(1)	See Note 2.3.c) to the unconsolidated financial statements.
(2)	See Note 2.1.a)1. to the consolidated financial statements.
(3)	See Note 2.2.j) to the consolidated financial statements.

The accompanying Notes 1 to 13 and the supplementary statements (Exhibits C, E, G and H and Chart I) are an integral part of these financial statements.

JUAN I. LOPEZ BASAVILBASO President

(English translation of the financial statements originally issued in Spanish, except for note 13 to the unconsolidated financial statements)

TELEFONICA HOLDING DE ARGENTINA S.A.

STATEMENTS OF CASH FLOWS (1)

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2003 AND 2002

Amounts stated in millions of Argentine pesos restated as described in Note 2.1.

to the unconsolidated financial statements

(See Notes 2.2. and 2.6. to the unconsolidated financial statements)

	March 31, 2003	March 31, 2002
CHANGES IN CASH AND CASH EQUIVALENTS

Cash and cash equivalents at end of period	—	—
Cash and cash equivalents at beginning of year	3	3

Decrease in cash and cash equivalents	(3)	(3)

Causes of changes in cash and cash equivalents

Cash flows from operating activities:

Net income (loss) for the period	424	(2,927)

Adjustments to reconcile net income (loss) to cash flows from operating activities:
Equity interests in related parties	(226)	1,587
Financial gains and losses, net	(184)	1,361

Changes in assets and liabilities:
Other receivables	11	(20)

Net cash provided by operating activities	25	1

Cash flows from financing activities:

Increase in bank and other financial payables	—	26
Decrease of bank and other financial payables	—	(24)
Interest paid	(28)	(6)

Net cash used in financing activities	(28)	(4)

Decrease in cash and cash equivalents	(3)	(3)

(1)	Cash and cash equivalents (current investments) with an original maturity not exceeding three-months.

The accompanying Notes 1 to 13 and the supplementary statements (Exhibits C, E, G and H and Chart I) are an integral part of these financial statements.

JUAN I. LOPEZ BASAVILBASO President

(English translation of the financial statements originally issued in Spanish, except for note 13 to the unconsolidated financial statements)

TELEFONICA HOLDING DE ARGENTINA S.A.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2003 AND COMPARATIVE INFORMATION (See Note 2.6. to the

unconsolidated financial statements)

Amounts stated in Argent ine pesos restated as described in Note 2.1.

to the unconsolidated financial statements (except where expressly indicated that figures are stated in other currency).

1.	BUSINESS OF THE COMPANY

Telefónica Holding de Argentina S.A. (“the Company”) is a company primarily engaged, through related companies in the telecommunications business (“Telecommunications Business”) in Argentina.

As of March 31, 2003, the Company conducts its Telecommunications Business through its 50.0% interest in Compañía Internacional de Telecomunicaciones S.A. (“Cointel”) (see Note 5.1.a) to the unconsolidated financial statements), which controls the outstanding capital stock of Telefónica de Argentina S.A. (“Telefónica”) through its ownership interest in 100% of Telefónica’s Class “A” shares (see Notes 4. to the consolidated financial statements and 7.1.a) to the unconsolidated financial statements) and 40.2 million Class “B” shares of Telefónica which represents approximately 62.5% and 2.3%, respectively, of Telefónica’s outstanding capital stock.

Additionally, the Company holds a 26.8% ownership interest in Atlántida Comunicaciones S.A. (“Atco”) (see Note 5.1.b) to the unconsolidated financial statements). Atco is a holding company with a direct and indirect interest in broadcast television companies and in radio stations. Likewise, the Company holds a 26.8% ownership interest in AC Inversora S.A. (“AC”). AC is a holding company, which until July 4, 2002, had indirect interest in broadcast television companies (see Note 5.1.c) to the unconsolidated financial statements).

As of March 31, 2003, as a result of several transactions described below in “Agreement between the Company’s Former Principal Shareholders and TESA” and in Note 8.2. to the unconsolidated financial statements, Telefónica Internacional, S.A. (“TISA”)´s equity interest in the Company amounts to 99.96%.

Agreement between the Company’s Former Principal Shareholders and TESA

On April 11, 2000, certain affiliates of Hicks, Muse, Tate & Furst, Inc. (“Hicks Muse”), including HMTF – Argentine Media Investments Ltd. (“HMTF”), República Holdings Ltd. (“República Holdings”) and International Investments Union Ltd. (“IIU”) (“HMTF Affiliates”) and International Equity Investments, Inc. (“IEI”), a Citibank N.A. subsidiary, (together with HMTF Affiliates, the “Former Principal Shareholders” and from now on the “Participating Shareholders”) and TESA (“the Parties”) entered into a Stock Exchange Agreement (the “Stock Exchange Agreement”, and from now on “the Contract”) whereby, after certain precedent conditions were met, on December 15, 2000, the Participating Shareholders transferred to TESA 80.9% of the Company´s capital stock, representing 84.7% of the Company’s total votes, in exchange for TESA common shares issued. On June 29, 2001, TESA informed the Company that on May 8, 2001, it transferred to TISA, TESA´s wholly owned subsidiary, all of TESA´s 80.9% equity interest in the Company. Additionally, as a result of several transactions described in Note 8.2. to the unconsolidated financial statements, TISA´s equity interest in the Company, increased from 80.9% to 99.96%.

As part of the Contract, and according to the transactions provided therein and in certain related agreements, Shosa, a company previously controlled by the Company, redeemed to the Company irrevocable capital contributions, which included, among other: (a) Shosa’s 26.8% ownership interest in Atco, (b) Shosa’s 26.8% ownership interest in AC and (c) Shosa’s 20% ownership interest in TyC, including the net book value of the related goodwill as of September 30, 2000. On December 15, 2000, the Company transferred to ACH its ownership interest in Shosa, whose main asset as of that date was its ownership interest in Cablevisión S.A. (“Cablevisión”) and its main liabilities were a loan of US$135.9 million made to Shosa by ACH, and other liabilities of approximately US$27 million. The Shosa selling price was US$395.3 million, and was collected

(English translation of the financial statements originally issued in Spanish, except for note 13 to the unconsolidated financial statements)

through a promissory note issued by ACH, maturing on August 31, 2001, or before, if certain conditions contemplated in the loan agreement occurred (the “Promissory Note”). In August and December, 2001, the Company and ACH amended a section of the Promissory Note, extending the maturity date until January 31, 2002 (see Note 8.2. to the unconsolidated financial statements). Additionally, as part of the Contract, and according to the transactions provided therein and in certain related agreements, the Company paid off its financial liabilities except for the amounts payable under the Negotiable Obligations for US$500 million issued on February 24, 1997, under the US$500 million Program (see Note 11. to the unconsolidated financial statements) and sold its ownership interests in related companies and in certain related assets, except for its ownership interests in Cointel, Atco and AC and the agreement described in Note 6.c) (i) to the unconsolidated financial statements.

As of the issuance date of these financial statements, the Company is not aware of any fact that could have an adverse effect on the Company’s business, financial conditions or results of operations, related with the transactions described previously in this note.

2.	BASIS OF PRESENTATION AND ACCOUNTING PRINCIPLES APPLIED

2.1. Restatement into constant pesos

Until the three-month period ended March 31, 2002, the Company’s financial statements had been prepared recognizing the effects of changes in the purchasing power of money through August 31, 1995 (maintaining the restatements recorded until that date), by restating amounts in constant pesos by the method required by Technical Resolution (“RT”) No. 6 of the FACPCE. Effective September 1, 1995, for Argentine GAAP purposes, and considering the economic stability conditions as of such date and according to the requirements of General Resolution No. 272 of the CNV, the Company had discontinued the application of the restatement method. This criteria was accepted under Argentine GAAP until December 31, 2001.

As a result of the new inflationary conditions, and the changes to the Argentine economic model resulting from the enactment of the Public Emergency and Exchange System Reform Law, which are described in detail in Note 4. to the unconsolidated financial statements, on March 6, 2002, the CPCECABA (Professional Council of Economic Sciences of the City of Buenos Aires) approved Resolution MD No. 3/2002 applicable to financial statements for fiscal years or interim periods ending on or after March 31, 2002, ordering, among other provisions, the reinstatement of inflation accounting in financial statements in accordance with the guidelines contained in RT No. 6 with the changes recently incorporated by RT No.19 issued by the FACPCE adopted by Resolution CD No.262/01 of the CPCECABA, and provides that all recorded amounts restated by changes in the general purchasing power until the suspension of such adjustments and any other amounts originated in transactions during the stability period are to be considered stated in currency of December 31, 2001.

On July 16, 2002, the National Executive Power issued Decree 1,269/02 repealing Decree 316/95, instructing the CNV, among others, to issue the necessary regulations. On July 25, 2002, under Resolution No. 415/02, the CNV reinstated the requirement to submit financial statements in constant currency. However, on March 25, 2003, the National Executive Power issued Decree No. 664/03 repealing the provisions related to the inflation adjustment established by Decree No. 1269/02 and instructing the CNV, among others, to issue any applicable regulations to ensure that no balance sheets or financial statements in constant currency are accepted. Therefore, on April 8, 2003, Resolution No. 441/03 of the CNV set forth that as from March 1, 2003, the restatement of financial statements in constant currency should be discontinued.

In accordance with the above, the financial statements of the Company as of March 31, 2003 have been prepared recognizing the effects of variations in the purchasing power of money until February 28, 2003 (according to the changes in the Argentine wholesale price index published by INDEC -Argentine Institute of Statistics and Census-) in compliance with the regulations issued by the National Executive Power and the CNV. As of March 31, 2002, the CNV had not adopted Resolution MD No. 3/2002 of the CPCECABA relating to restatement by inflation and, therefore, the Company did not file the financial statements originally issued as of March 31, 2002 in constant currency as of that date. Having the CNV subsequently adopted the mechanism to restate amounts in constant pesos, in the financial statements as of March 31, 2002 and for the three-month period then ended presented in these financial statements for comparison purposes, the Company has included the effects resulting from the application of such mechanism in the different captions of the balance sheet, statements of changes in shareholders’ equity,

(English translation of the financial statements originally issued in Spanish, except for note 13 to the unconsolidated financial statements)

statement of operations and statement of cash flow, as described in this note, after also computing the effects for the application of the new accounting principles mentioned in Note 2.2. to the unconsolidated financial statements. In addition, balances as of December 31, 2002, also disclosed for comparative purposes, were restated in currency as of February 28, 2003, after also computing the effects for the application of the new accounting principles mentioned in Note 2.2. to the unconsolidated financial statements. See Note 2.6. to the unconsolidated financial statements.

On the other hand, (notwithstanding the provisions of the CNV) the CPCECABA considers that the conditions for the application of the restatement of inflation set forth in RT No. 6 are still in force as of March 31, 2003. Had this Resolution been applied, as a result of the variation in the wholesale price index for the month of March 2003, the effects on shareholders’ equity as of March 31, 2003 and on the Company’s income for the three-month period then ended, as well as on the restatement of comparative information, would have not been significant.

The restatement into constant Argentine Pesos method was applied to the costs booked immediately prior to the capitalization of the exchange differences mentioned in Note 2.3.h) to the unconsolidated financial statements.

The variation in the index applicable to the restatement of financial statements, the wholesale price index, was an increase of 118.2% for the period January through December 2002, 0.7% for the period January through February 2003 and a decrease of 0.6% in March 2003.

2.2. Accounting principles applied

On December 8, 2000, the Governing Board of the FACPCE approved RTs Nos. 16, 17, 18, and 19 introducing changes in professional accounting principles relating to valuation and disclosure. On December 21, 2001, these resolutions were adopted, with certain amendments, by CPCECABA to become mandatory for fiscal years beginning on or after July 1, 2002. In addition, on April 5, 2002, the FACPCE Governing Board issued RT No. 20, “Derivative financial instruments and hedging transactions,” which was subsequently adopted by CPCECABA on October 30, 2002, with certain amendments. The provisions contained in this resolution are applicable for fiscal years beginning on or after January 1, 2003. On January 14, 2003, the CNV approved, through Resolution 434/03 with certain amendments, the above RTs to become effective for the fiscal years beginning on January 1, 2003 permitting its early adoption.

Therefore, the Company’s financial statements have been prepared in accordance with the accounting principles approved by CPCECABA, as subsequently adopted by the CNV. See Notes 2.1., 2.3., 2.4. and 2.6. to the unconsolidated financial statements.

The Business Segment Information required by RT No.18 is shown in Note 18. to the consolidated financial statements.

The application of the new standards in accordance with Resolution No. 434 of CNV gave rise to changes in valuation and presentation criteria, which have been booked by the Company and Cointel, as detailed below:

a)	Changes in valuation criteria

1.	Accounting measurement of certain receivables and payables at their discounted value

RT No. 17 establishes that certain monetary assets and liabilities are to be measured based on the calculation of their discounted value using the rate applicable at the time of initial measurement, unless the Company intends, and it is feasible to, dispose of its assets or advance settlement of its liabilities. The cumulative effect of the application of this new principle on shareholders’ equity at December 31, 2002, is not material.

The effect of this standard on the amounts presented in comparative information (see Note 2.6. to the unconsolidated financial statements) has not been significant.

(English translation of the financial statements originally issued in Spanish, except for note 13 to the unconsolidated financial statements)

2.	Deferred tax

Until December 31, 2002, the Company determined its income tax expenses, in the event there were taxable income, by applying the current 35% tax rate on the taxable income as of year-end without considering the effect of temporary differences between net and taxable income.

RT No. 17 sets forth that income tax amounts should be booked by application of the deferred tax method, recognizing the effects of temporary differences. See Note 2.3.f) to the unconsolidated financial statements.

b)	Changes in presentation criteria

1.	Goodwill on investment in Cointel

According to RT No. 19, as of March 31, 2003 and December 31, 2002, the Company presents the goodwill on its investment in Cointel in a specific line of the consolidated balance sheet segregated from the line “Intangible assets and deferred charges”. The corresponding depreciation is disclosed in the consolidated statement of operations under the line “Depreciation of goodwill on investment in Cointel”. In the unconsolidated financial statements as of such dates the goodwill is included in the line “Investments” and its depreciation is disclosed under the line “Equity interests in related parties”.

2.	Proportionate consolidation

RT No. 4 “Consolidation of financial statements”, modified by RT No. 19 requires that companies having “Joint control” over other companies present supplementary information of such companies following the proportional consolidation method. Therefore, since the Company has “Joint control” over Cointel according to RT No. 5, modified by RT No. 19, the Company has consolidated (in proportion to its equity interest in Cointel), line by line, their balance sheets as of March 31, 2003 and as of December 31, 2002, and their statements of operations and cash flows for the three-month periods ended on March 31, 2003 and 2002, with the consolidated balance sheets, statements of operations and cash flows included in the consolidated financial statements of Cointel and their subsidiaries Telefónica and Telinver as of such dates.

2.3. Valuation methods and additional information

The Company applied the valuation criteria established in the CNV regulations, which, in their application to the transactions and the balances included in these financial statements do not differ significantly from the provisions of the professional accounting principles applicable to the Company and approved by CPCECABA. (See Notes 2.1., 2.2., 2.4. and 2.6. to the unconsolidated financial statements).

The preparation of financial statements in conformity with generally accepted accounting principles in Argentina requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses of each period.

Among other issues, these financial statements include the effects of economic and foreign exchange regulations known as of the date of issuance of these financial statements (see Notes 2.2., 9., 12. and 13. to the consolidated financial statements and 4. and 6.c) (iii) to the unconsolidated financial statements). All Management estimates have been made considering such regulations. The effects of any additional measures that could be implemented by the Government, will be considered in the financial statements when they become known by the Company’s Management.

Final results may significantly differ from those estimated by the Company’s Management. The Company’s financial statements may not include all adjustments that could result from the development of this matter.

Accordingly, the decisions that are to be made in reliance on these financial statements should consider the future development of such governmental action, and the Company’s financial statements should be read in light of those circumstances.

(English translation of the financial statements originally issued in Spanish, except for note 13 to the unconsolidated financial statements)

The principal valuation methods used in the preparation of the financial statements are as follows:

a)	Cash and Banks

•	In local currency: at nominal value.

•	In foreign currency: they have been translated at the selling or buying exchange rates prevailing as of each period/year-end for the settlement of the transactions concerned. Exchange differences have been credited/charged to income of each period/year (see Note 2.3.h) to the unconsolidated financial statements).

b)	Other receivables and payables (except bank and other financial payables)

Receivables and payables in local currency: at nominal value, plus the financial results accrued as of the end of the period/year, if any, which is not significantly different from the accounting measurement obtained by calculating the discounted value of the cash flows that will be generated by such assets and liabilities.

Pursuant to MD No. 32/02 and as long as Law No. 25.561 (Public Emergency and Exchange Regime Reform Law) is still in force, the interpretation of the CPCECABA has been that the discount rate to be used will be such as stated in the transaction, and in the absence of such rate or a representative rate for the transaction, the interest rate quoted by Banco de la Nación Argentina for savings accounts will be taken into account. As of March 31, 2003 and December 31, 2002 this rate stood at 1.46% nominal per annum.

Receivables and payables in foreign currency: valued at the exchange rates applicable to their settlement prevailing as of the end of the period/year, in accordance with the uses intended by the Company, plus the financial interests accrued as of those dates, if any, which does not differ significantly from discounted value by the rate of the transaction. The respective detail is included in Exhibit G to the unconsolidated financial statements. Exchange differences have been credited/charged to income of each period/year (see Note 2.3.h) to the unconsolidated financial statements).

c)	Long-term investments

Ownership interests in related parties valued by the equity method:

The investment in Cointel as of March 31, 2003 and December 31, 2002, is valued by the equity method of accounting, calculated taking into account Cointel’s shareholders’ equity after deducting Cointel’s preferred stock and unsettled accumulated preferred dividends as of such dates, calculated using the financial statements of Cointel as of March 31, 2003 and December 31, 2002, respectively, stated in constant pesos. In the first quarter of 2002, the Company eliminated the three-month lag in computing its participation in Cointel’s equity that existed until 2001. The effect of the elimination of the three-month lag and the abovementioned alignment of periods gave rise to a 41 million (in constant pesos as of March 31, 2003) decrease in unappropriated earnings as of March 31, 2002, related to the loss on equity investment in Cointel during the October-December 2001 period. Consequently, the equity interest in Cointel was calculated considering the Company’s equity participation on Cointel’s income for the three-month periods ended March 31, 2003 and 2002, after deducting Cointel’s accrued preferred dividends as of such dates (see Note 2.1. to the unconsolidated financial statements). See Notes 2.2.f) and j) to the consolidated financial statements regarding the recoverability of significant assets related to the booked value for the investment in Cointel as of March 31, 2003.

Additionally, as mentioned in Note 2.2.b)1. to the unconsolidated financial statements, the caption “Investments” includes the residual value of the goodwill on its investment in Cointel and its depreciation is disclosed under the line “Equity interests in related parties”. The goodwill corresponds to the difference between the acquisition cost and the valuation by the equity method as of the purchase date of the shares concerned, which is being amortized over a period of 240 months. The goodwill is restated into constant pesos, as explained in Note 2.1. to the unconsolidated financial statements.

(English translation of the financial statements originally issued in Spanish, except for note 13 to the unconsolidated financial statements)

The analysis of the recoverability of the Company’s goodwill related to its investment in Cointel as of March 31, 2003, which amounts to 560 million has been made on the basis of the Company’s management best estimate of future cash flows of Cointel and Telefónica, considering available information and future telephone service rates estimates of Telefónica. However, as described in Notes 9.1. and 12. to the consolidated financial statements, owing to the regulatory uncertainty regarding the precise future evolution of rates, and on the results of negotiations of Cointel and Telefónica to obtain financing and settle their liabilities in the normal course of their business and maintain their normal operations, as described in such notes, whether the amount booked of such goodwill as of March 31, 2003 is fully recoverable depends on the final outcome of the abovementioned issues.

The Company is evaluating Cointel’s financing needs considering the Argentine economic situation and the current difficulties to have access to credit. If the current difficulties to obtain refinancing or additional loans to Cointel continue, the Company will make its best efforts to provide Cointel with such financing, directly or indirectly, subject to the Company’s own fund availability, which depends on the evolution of the issues affecting the Company’s financial situation. See Note 4. to the unconsolidated financial statements.

In line with Resolution MD No. 3/2002 from the CPCECABA, as described in item h) of this note, Cointel’s and Telefónica’s capitalizable exchange differences have acted as an anticipated recognition of the changes in the purchasing power of the currency and, as of March 31, 2003, have been absorbed in the value of these assets that have been restated into constant pesos, as the inflation coefficients were applied to the book value costs immediately prior to the capitalization provided by this resolution.

The financial statements of Cointel were prepared in accordance with accounting principles consistent with those used by the Company.

As from the effective date of Law No. 25,063, any dividends in cash or in kind received by the Company on its investments in other companies, in excess of accumulated taxable income (determined as required by this law), will be subject, upon distribution, to a 35% income tax withholding as a single and final payment. The Company has not accrued any amount for this tax charge since Cointel has accumulated losses as of December 31, 2002 and March 31, 2003.

On the basis of financial information furnished by Atco to the Company, as of March 31, 2003 and December 31, 2002, Atco presents negative shareholders’ equity. Given that the Company is under no obligation to make capital contributions to Atco for the purpose of recovering the latter’s negative shareholders’ equity, the Company valued its investment in Atco by the equity method up to the limit of the committed contributions as of March 31, 2003 and December 31, 2002, recording, consequently, its investment in Atco at nil.

Additionally, as of March 31, 2003 and December 31, 2002, the Company valued its investment in AC at nil, to adjust it to its estimated recoverable value pursuant to information available as of such dates. See Note 5.1.c) to the unconsolidated financial statements).

Other investments valued at cost:

Corresponds to one common share of $1 nominal value of Vigil Corp S.A., and one common share of $1 nominal value of Telefónica Media Argentina S.A., valued at $1 each. See Note 5.1.d) to the unconsolidated financial statements). As of March 31, 2003 and December 31, 2002, given the fact that the Company does not have significant influence in such companies, the Company has valued such investments at historical cost restated in constant Argentine pesos, as described in Note 2.1. to the unconsolidated financial statements.

d)	Intangible assets and deferred charges:

The issuance costs of Negotiable obligations, are being depreciated over the remaining life of the related financial payables. The issuance costs of Negotiable obligations are restated into constant pesos, as explained in Note 2.1. to the unconsolidated financial statements. As of March 31, 2003, the original value and its accumulated depreciation amount to 61 million, and will be fully depreciated in February 2007. See Note 11. to the unconsolidated financial statements.

(English translation of the financial statements originally issued in Spanish, except for note 13 to the unconsolidated financial statements)

e)	Bank and other financial payables:

In foreign currency: at nominal value plus interest accrued as of March 31, 2003 and December 31, 2002, payable on the respective maturity dates, converted at the exchange rate in effect at the end of the period/year calculated at the contractual interest rate in effect as of such dates. The respective detail is included in Exhibit G to the unconsolidated financial statements. Exchange differences have been credited/charged to income of each period/year (see Note 2.3.h) to the unconsolidated financial statements).

f)	Income tax and tax on minimum presumed income

The Company records income tax by application of the deferred method, in accordance with the provisions of RT No. 17.

Deferred tax assets result mainly from the temporary differences arising from tax loss carryforwards, financial charges that are not yet deductible for tax purposes, and to the treatment given to the tax on minimum presumed income.

In order to book the above differences, the Company applied the liabilities method which sets forth the determination of net deferred tax assets or liabilities based on temporary differences charged to the “Income tax” caption in the statement of operations.

The Company’s Management evaluates the recoverability of deferred tax assets based on estimates. Ultimately, the recoverability of deferred tax assets depends upon the Company’s ability to generate enough taxable income during the periods in which these temporary differences are expected to be deductible.

In considering their estimates, the Company’s Management takes into account projected taxable income and tax planning strategies. This assessment is based on a series of internal forecasts updated to reflect the most recent operating trends. In accordance with accounting principles in force, the Company must recognize deferred tax assets when future deductibility is likely. Therefore, due to the effects of economic and foreign exchange regulations known as of the date of issuance of these financial statements (see Note 4. to the unconsolidated financial statements), the Company’s probability of recovering deferred tax credits was significantly affected generating uncertainty as to its recovery capacity. Consequently the Company has booked a reserve for the balance of net deferred tax assets whose recovery depends upon the generation of future taxable income.

Deferred tax assets and liabilities have been measured at nominal value in accordance with Resolution No. 434 of the CNV.

Under the Public Emergency and Exchange System Reform Law No 25,561, as implemented by Decree 2568/02, losses originated by the effect of the Argentine peso devaluation on monetary assets and liabilities in foreign currency involved in the generation of Argentine-source income existing as of January 6, 2002, valued at an exchange rate of $1.00 to US$1.00, should be adjusted using an exchange rate of $1.40 to US$1.00, and be carried forward five years as from the date of the enactment of the law and used to offset income taxes at a proportion of 20% each year.

Law 25,561 further provides that, in the first fiscal year ending after the effective date of the enactment, any foreign exchange differences accruing on liabilities carried as of January 6, 2002, may be taken as a deduction for income tax purposes (in accordance with its specific rules) to the extent that such liabilities have contributed to the net loss subject to the regime described in the preceding paragraph, which take into account differences between the exchange rate prevailing as of that year-end and a $1.40 to US$1.00 exchange rate.

The Company’s foreign exchange tax loss as calculated by the above procedures and by application of a $1.40 exchange rate for the U.S. dollar was approximately 203 million, of which approximately 41 million were computed for tax purposes in the fiscal year ended December 31, 2002, while the remaining amount will be carried forward and applied for tax purposes in equal amounts over the next four years, accordingly to the related legislation.

(English translation of the financial statements originally issued in Spanish, except for note 13 to the unconsolidated financial statements)

Additionally, as of December 31, 2002, the Company had an accumulated income tax loss carryforward of about 1,398 million (historical value), which can be used to offset eventual future income tax as follows:

Available until	Tax loss carryforward (in millions of pesos)
2004	54
2005	166
2007	1,178

	1,398	(1)

(1)	Includes 175 million of specific income tax loss carryforwards from disposing of shares and derivative contracts and 1,223 million of general income tax loss carryforward.

For each year in which such deduction arises, the tax benefit (effect of the current tax rate on the tax loss carryforward used) will only be effectively realized if income tax (net of the deduction) is equal to or exceeds the tax on minimum presumed income. However, it will be reduced by any excess of the latter over income tax, as the Company will have to pay the tax on minimum presumed income as a minimum.

The following table presents the components of the Company’s deferred tax assets:

	March 31, 2003		December 31, 2002
Deferred tax assets:
Common income tax loss carryforwards	367	(1)	431
Specific income tax loss carryforwards	61		62
Exchange differences deductible in future fiscal years	53		57
Other	4		3

Subtotal deferred tax assets	485	(2)	553	(2)
Allowance for deferred tax assets	(485	)(2)	(553	)(2)

Total net deferred tax assets	—		—

(1)	Net of 61 million of tax loss carryforwards that offset the tax payable with respect to the taxable income estimated for the three-month period ended March 31, 2003.
(2)	As of March 31, 2003 and December 31, 2002, the effect of discounting the balances of deferred tax assets and allowance for deferred tax assets in accordance with accounting rules of the CPCECABA is not significant.

The following is the reconciliation of the income tax as charged to the statement of operations (that has been nil in both periods) and the amount resulting from the application of the corresponding tax rate on pre-tax net income:

	March 31,
	2003	2002
Net income (loss) before tax at statutory income tax rate	148	(1,025)
Permanent differences:
Income/loss on equity investments	(83)	552
Goodwill depreciation	4	4
Inflation restatement effect	(1)	(49)
Reversal of allowance for deferred tax assets	(68)	—
Allowance for deferred tax assets	—	518

Total	—	—

For the three-month period ended March 31, 2003, the Company has estimated a taxable income in the income tax of approximately 175 million that if such situation remains as of the end of the fiscal year, will be fully offset with tax loss carryforwards existing at the beginning of the current fiscal year. For the three-month period ended March 31, 2002, the Company had determined the existence of income tax loss.

(English translation of the financial statements originally issued in Spanish, except for note 13 to the unconsolidated financial statements)

Additionally, the Company calculates the tax on minimum presumed income by applying the tax rate of 1% on certain assets as of the end of the year, valued according to the tax regulations in effect. This tax is supplementary to Income Tax. The Company’s tax liability will be the higher of these two taxes. However, if the tax on minimum presumed income exceeds income tax during one fiscal year, such excess may be computed as prepayment of any income tax excess over the tax on minimum presumed income that may arise in the next ten fiscal years.

For the three-month period ended March 31, 2003, the Company has determined a charge for the tax on minimum presumed income of approximately 0.1 million, which was included in the statement of operations. For the three-month period ended March 31, 2002, the Company had determined a charge for the tax on minimum presumed income of approximately 0.1 million (at historical value), which was capitalized as “Other noncurrent receivables”, since the Company had expected to recover such amount.

g)	Shareholders’ equity accounts

•	Capital stock: disclosed at nominal value. See Note 8.1. to the unconsolidated financial statements. The adjustment required to restate this account in constant Argentine pesos, as described in Note 2.1. to the unconsolidated financial statements, is included in “Comprehensive adjustment to capital stock”.

•	Premium on share issue: this account discloses the additional contribution made by the common shareholders, in excess of face value of capital stock, restated in constant Argentine pesos according to applicable CNV resolutions. See Note 2.1. to the unconsolidated financial statements.

•	Irrevocable capital contributions for future share subscriptions: they are disclosed at nominal value. The adjustment required to restate this account in constant Argentine pesos, as described in Note 2.1. to the unconsolidated financial statements, is included in “Comprehensive adjustment to irrevocable capital contributions”.

•	Other contributions: corresponds to amounts over which the shareholders have rights according to their ownership interests; they are restated in constant Argentine pesos according to applicable CNV resolutions. See Note 2.1. to the unconsolidated financial statements.

•	Legal reserve and Unappropriated earnings: they have been restated in constant Argentine pesos according to applicable CNV resolutions. See Note 2.1. to the unconsolidated financial statements.

h)	Statement of operations accounts

Statement of operations accounts for the three-month period ended March 31, 2003, are valued and restated in constant pesos as of the end of the period (see Note 2.1. to the unconsolidated financial statements) as follows:

•	Accounts accumulating monetary transactions during the course of the period have been restated by applying to the original amounts, inflation adjustment factors corresponding to the month of accrual of the original transactions.

•	Charges for goodwill depreciation and depreciation of issuance costs of Negotiable obligations are computed based on the restated amounts of such assets.

•	“Financial gains and losses, net” are disclosed net of the monetary result generated by the effect of inflation on the assets and liabilities that originated them.

•	“Equity interests in related parties” was calculated according to item c) of this note.

•	Under the caption “Other income relating to equity interests in related parties, net” the Company includes the amounts billed to Telefónica S.A. Sucursal Argentina (“TESA Arg.”) under the agreement described in Note 6.c) (i). to the unconsolidated financial statements, for its compliance with the obligations and provision of services agreed therein, which are charged to

(English translation of the financial statements originally issued in Spanish, except for note 13 to the unconsolidated financial statements)

income on an accrual basis according to the provisions of the agreement, and have been restated in constant pesos. The Company discloses this income net of direct taxes thereon.

Statement of operations accounts for three-month period ended March 31, 2002, were determined based on similar standards. Additionally, for comparative purposes with the statement of operations for the three-month period ended March 31, 2003, the statement of operations for the three-month period ended March 31, 2002, has been restated taking into account the variations in the currency purchasing power between April 1, 2002 and February 28, 2003. See Note 2.1. to the unconsolidated financial statements.

CNV General Resolution No. 398 provides, under exceptional circumstances, for the application of CPCECABA Resolution MD No. 3/2002 mentioned in Note 2.1. to the unconsolidated financial statements, which provides that the exchange rate differences arisen as from January 6, 2002, related to liabilities in foreign currency as of such date must be allocated to the cost of assets acquired or constructed with such financing, as long as a series of conditions and requirements established in such professional standards are complied with. As indicated in that resolution, such capitalized exchange differences act as an anticipated recognition of the changes in the purchasing power of the currency and are to be absorbed by the inflation restatement of the book values of the assets that qualify for recognition of exchange differences. In this regard, the residual value of the capitalizable exchange differences as provided by General Resolution MD 3/2002 as of March 31, 2003 and December 31, 2002 has been fully absorbed in the value of these items that has been restated into constant pesos, as the inflation coefficients are applied to the book value costs immediately prior to the capitalization provided by this resolution.

i)	Net earnings (losses) per share:

The Company calculates the net earnings/(losses) per share on the basis of 30,427,328 common shares with a face value of $1 and five votes per share and 374,302,032 common shares with a face value of $1 and with a vote per share.

2.4. New Argentine Accounting Rules

On February 5, 2003, the FACPCE approved RT No. 21, which replaced RTs No. 4 and 5, indicating the information about related parties to be included in the financial statements. On February 19, 2003, Resolution MD 5/2003 of CPCECABA approved RT No. 21 with certain amendments. RT No. 21, in force for the fiscal years beginning on or after April 1, 2003, authorizes its early adoption. As of the date of issuance of these financial statements, the approval by CNV of the referred RT was pending.

2.5. Amounts expressed in millions of Argentine pesos

Until the nine-month period ended September 30, 2002, the Company disclosed the amounts included in the financial statements in Argentine pesos. As from the end of the fiscal year ended December 31, 2002, the Company discloses the amounts contained in these financial statements in millions of Argentine pesos.

The amounts in millions of Argentine pesos contained in these financial statements have been rounded up or down in order to facilitate the footing of notes and schedules in which they are included. The effect of such rounding is not material.

2.6. Comparative financial statements

According to RT No. 8, the Company’s financial statements as of March 31, 2003 and for the three-month period then ended, have been presented with the following comparative information:

a)	Balance sheet: as of December 31, 2002.

b)	Statement of operations, of changes in shareholders’ equity and cash flows: for the three-month period ended March 31, 2002.

(English translation of the financial statements originally issued in Spanish, except for note 13 to the unconsolidated financial statements)

The same disclosure criteria have been used in the preparation of supplementary information that disaggregates the data contained in the financial statements mentioned above.

The comparative information described above has been restated as explained in Note 2.1. to the unconsolidated financial statements.

3.	BREAKDOWN OF THE MAIN BALANCE SHEET AND STATEMENT OF OPERATIONS ACCOUNTS (amounts stated in millions of pesos)

The main accounts of the balance sheets as of March 31, 2003 and December 31, 2002 and of the statement of operations for the three-month periods ended March 31, 2003 and 2002 were made up as follows (foreign currency balances are presented in Exhibit G to the unconsolidated financial statements) (balances stated in millions of constant Argentine pesos of March 31, 2003 – See Note 2.1. to the unconsolidated financial statements):

3.1. Other receivables

	March 31, 2003			December, 31 2002
	Current		Noncurrent	Current	Noncurrent
Tax credits	—		—	1	—
Receivables from related parties - TESA Arg.	19	(2)	—	29	—
Deferred income tax assets (1)	—		485	—	553
Allowance for other receivables - deferred income tax assets (Exhibit E)	—		(485)	—	(553)

Total	19		—	30	—

(1)	See Note 2.3.f) to the unconsolidated financial statements.
(2)	Accruing no interest. See Note 6.c) (i) to the unconsolidated financial statements.

3.2. Investments

	Noncurrent
	March 31, 2003	December 31, 2002
Cointel (Exhibit C to the unconsolidated financial statements)	488	264
Goodwill - Cointel (Notes 2.2.b)1. and 3.3. to the unconsolidated financial statements)	560	570

Total	1,048	834

3.3. Goodwill on investment in Cointel:

	Original value	Depreciation
	At beginning of year	At beginning of year	For the period/ year	At end of period/year	Net book value
Three-month period ended March 31, 2003	804	234	10	244	560

Fiscal year ended December 31, 2002	804	195	39	234	570

(English translation of the financial statements originally issued in Spanish, except for note 13 to the unconsolidated financial statements)

3.4. Bank and other financial payables

	March 31, 2003				December, 31 2002
	Current		Noncurrent		Current	Noncurrent
Accounts payable to related parties - TISA.	1,645	(2)	—		1,853	—
Negotiable obligations	—		22	(1)	—	25
Interest accrued on negotiable obligations	—		—		1	—

Total	1,645		22		1,854	25

(1)	Accrues interest at a nominal rate of 9.75% per annum. See Note 11. to the unconsolidated financial statements.
(2)	With a one-month term maturity, accruing interest at a nominal rate of 10.3125% per annum. See Note 6.2.c. to the unconsolidated financial statements.

3.5. Aging of assets and liabilities as of March 31, 2003:

	Assets	Liabilities
	Receivables (1)	Loans (2)		Other payables (3)
Without maturity date	19	—		3

Maturing:

Up to three months	—	1,645	(4)	2
More than three and up to four years	—	22		—

Subtotal	—	1,667		2

Total	19	1,667		5

(1)	Not including deferred tax assets and its related allowance.
(2)	Includes bank and other financial payables.
(3)	Includes total liabilities except bank and other financial payables.
(4)	Corresponds to accounts payable to related parties. See Note 6. to the unconsolidated financial statements.

3.6. Equity interests in related parties

	March 31, 2003	March 31, 2002
Equity interest - Cointel	236	(1,577)
Goodwill depreciation - Cointel	(10)	(10)

	226	(1,587)

4.	EFFECTS OF THE DEVALUATION OF THE ARGENTINE PESO AND OTHER CHANGES IN ECONOMIC CONTEXT

Since early December 2001, Argentine authorities implemented a number of monetary and currency exchange control measures that mainly included restrictions on the free use of funds deposited with banks and the tight restriction of transferring funds abroad, with the exception of transfers related to foreign trade and other authorized transactions. Later, the Government declared the official default on foreign debt payments. On January 6, 2002, the Argentine Congress approved Law No. 25,561 on Public Emergency and Exchange System Reform that introduced dramatic changes to the economic model implemented until that date and that amended the Convertibility Law (the currency board that pegged the Argentine peso at parity with the U.S. dollar) approved in March 1991. The new law empowers the National Executive Power to

(English translation of the financial statements originally issued in Spanish, except for note 13 to the unconsolidated financial statements)

implement, among other things, additional monetary, financial and exchange measures to overcome the economic crisis in the medium term.

Decree No. 71/2002 of the National Executive Power established an “official” exchange system, mainly for exports, certain imports, and bank debts, and the “freely floating” exchange market for the rest of the transactions, which was regulated by the BCRA. Official exchange rate was established at $1.40 to US$1 and the exchange rate of the “free” market, as of the close of business of the first day after the exchange market (which had been suspended from December 23, 2001) reopened (January 11, 2002), was about $1.60/$1.70 to US$ 1 (bid price).

Other regulations were issued subsequently, amending some of the above mentioned regulations. The main aspects of such other regulations as of the approval of these financial statements are:

(a)	as from February 8, 2002, pursuant to Decree No. 260/02, the official exchange rate system was replaced by a single and free foreign exchange market system, through which all foreign exchange transactions are to be channeled;

(b)	the conversion into pesos of most obligations, whatever their cause or origin, to provide sums of money within the financial system stated in U.S. dollars or other foreign currency outstanding at the time of enactment of Law No. 25,561, as well as bank deposits in foreign currencies within the financial system; deposits were switched at the exchange rate of US$1 = $1.40, while obligations stated in foreign currency undertaken in Argentina until January 6, 2002, were switched at the exchange rate US$1 = $1; the deposits and debts thus converted into pesos are to be adjusted by the benchmark stabilization coefficient (“Coeficiente de Estabilización de Referencia” – “CER”-) (that will be published by the BCRA; such coefficient is applied as from February 3, 2002 (publication date of Decree No. 214/02) or the wage adjustment index (“Coeficiente de Variación de Salarios” – “CVS”-), depending on the nature of the obligation, plus a minimum set interest rate for deposits and a maximum rate for loans;

(c)	issuance of a bond by the Argentine Government to compensate financial institutions for the difference generated by the application of the exchange rates mentioned above;

(d)	de-dollarization of most obligations not involving the financial system originally denominated in foreign currency and governed by Argentine law, as of January 6, 2002 at a $ 1 = US$ 1 rate and subsequent adjustment through the CER in the terms described in (b), or the CVS, depending on the nature of the obligation, plus an equitable adjustment of the price, that is to be agreed between the parties or, as the case may be, claimed at judicial courts;

(e)	de-dollarization of public service rates, which had been originally agreed upon in U.S. dollars, at a $1=US$1 rate and subsequent renegotiation on a case-by-case basis; and authorized the National Executive Power to renegotiate the above contracts taking into account, the impact of the rates on the competitiveness of the economy and the distribution of income, service quality and investments plans, the interest of users and access to the services, the security of the comprised systems and the profitability of the companies.

(f)	following recent actions by the Argentine Central Bank seeking a gradual normalization of the local foreign exchange market, effective January 8, 2003, prior authorization from the Argentine Central Bank is no longer required to transfer funds abroad for payment to foreign beneficiaries of earnings and dividends reported as payable under approved financial statements certified by an independent auditor.

For the remittance abroad of funds required for principal payments under financial loans after May 6, 2003, the prior Central Bank authorization has been abolished. However, this requirement, before that date was required by the Central Bank until August 8, 2003. Such requirement, however, was not applicable in some cases specifically excepted.

Likewise, payments of interest on outstanding financial debt no longer require the approval of the Central Bank to be remitted abroad, as long as remittances for such purposes take place no later than 15 days before the maturity date declared;

(English translation of the financial statements originally issued in Spanish, except for note 13 to the unconsolidated financial statements)

(g)	suspension of dismissals without just cause up to June 30, 2003 and penalization, whereby the amount of the termination pay provided for in labor regulations would be double, except for employees hired on or after January 1, 2003;

(h)	suspension for two years of the law on deposits intangibility or until the time the National Executive Power considers the financial emergency to be concluded;

(i)	declaration of a state of emergency affecting production and credits by Law 25,563 to last until December 10, 2003; and

(j)	decree 1,269/02 has suspended the enforcement of clause 5 of section 94 (mandatory dissolution from loss of capital due to accumulated losses) and section 206 (mandatory capital stock reduction from losses equivalent to reserves and 50% of capital) of the Argentine Business Association Law, until December 10, 2003.

Some of these regulations, which directly and indirectly affect the Company’s and its related companies’ business relations, have been challenged in legal actions by third parties, to which neither the Company nor its related companies are party. The effects of additional measures that could be implemented by the Government or the instrumentation of the measures previously adopted, as well as the effects of possible amendments as a result of such legal actions, will be considered in the financial statements when they become known by the Company’s Management.

As of May 12, 2003, the exchange rate on the free foreign exchange market system was 2.77 Argentine pesos for each US dollar, selling price. The effect on the net liability position in foreign currency as of March 31, 2003 of the variation in the rate against that in effect as of the date indicated used to value assets and liabilities in foreign currency (see Exhibit G to the unconsolidated financial statements) represents a reduction in that liability position equivalent to approximately 118 million. Additionally, the effect on Cointel’s consolidated net liability position in foreign currency of the abovementioned variation in the exchange rate represents a reduction in that liability position equivalent to approximately 431 million.

On the other hand, and as a consequence of the changes implemented from January 2002 to March 31, 2003, there was an increase in the Argentine consumer price index of 44.5% and an increase in the Argentine wholesale price index of 118.5% according to the information provided by the INDEC.

The effects of the emergency governmental measures and current economic situation of Argentina, over the Company’s shareholders’ equity, the Company’s investment in Cointel and related goodwill, and on the Company’s financing plan, are further disclosed in Notes 2.3.c), 9 and 6.c) (iii) to the unconsolidated financial statements, respectively. Additionally, the respective effects over certain Telefónica’s noncurrent assets and Cointel’s and Telefónica’s financing plan are disclosed in Notes 2.2., 9.1., 12. and 13. to the consolidated financial statements.

5.	OPERATIONS AND ACTIVITIES OF RELATED PARTIES

5.1. Related parties in which the Company holds interest as of March 31, 2003

a)	Cointel

Cointel is a company organized under Argentine law by a group of investors made up of the Company, Telefónica International Holding B.V. and TISA, all of them TESA’s subsidiaries. As of March 31, 2003, the Company’s interest in Cointel amounts to 50.0% of the capital stock, representing 49.84% of Cointel’s total votes. Cointel controls the outstanding capital stock of Telefónica, through its ownership interest in 100% of Telefónica’s Class “A” shares (see Note 8.1.a) to the unconsolidated financial statements), and about 40.2 million Class “B” shares which represents approximately 2.3% of Telefónica’s outstanding capital stock, being the total shareholding of Cointel in Telefónica´s capital stock 64.8%. See Note 4. to the consolidated financial statements.

As of March 31, 2003, Cointel carries accumulated losses amounting to 2,212 million. Consequently, Cointel is encompassed under the conditions for mandatory capital stock reduction set forth in Section 206 of the LSC. However, Decree 1269/02 published on July 16, 2002 has suspended the enforcement of item 5 of Section 94 and Section 206 of LSC until December 10, 2003. The

(English translation of the financial statements originally issued in Spanish, except for note 13 to the unconsolidated financial statements)

Company’s Management is continually analyzing Cointel’s equity situation and will assess the measures that could be required in the future according to the legal framework in effect in Argentina.

b)	Atco

In March 1998, the Company acquired (through Southtel Equity Corporation (“Southtel”)) 30.0% of Atco’s capital stock. This company’s corporate objective is to invest in the media business. The total price of the acquisition amounted to 214 million (in constant pesos as of March 31, 2003). As a consequence of certain transactions, such ownership interest decreased from 30% to 26.8%. On December 15, 2000, Shosa (Southtel’s successor company) reimbursed irrevocable capital contributions to the Company, through the delivery of its ownership interest in Atco, which was valued at 255 million (in constant pesos as of March 31, 2003), related to the book value of such ownership interest as of September 30, 2000. As of March 31, 2003, the Company’s ownership interest in Atco amounted to 26.8% and other TESA’s subsidiaries control the remaining 73.2%.

As of the issuance date of these financial statements, Atco owns, directly and indirectly, approximately 100% of the capital stock of: a) Televisión Federal S.A. – TELEFE (“Telefé”), owner and operator of Channel 11 of Buenos Aires, a broadcast television station, b) LS4 Radio Continental S.A., a radio station and c) broadcast television companies in the interior of Argentina, in the cities of Salta, Córdoba, Neuquén, Tucumán, Rosario, Santa Fe, Bahía Blanca and Mar del Plata.

The installation and operation of broadcast TV stations in Argentina is governed by the Broadcasting Law No. 22,285 and other regulations. Broadcast TV companies in Argentina have to obtain a license from the Comfer (Federal Committee that regulates broadcasters) to be able to broadcast the programming signal. Telefé holds a license to operate Channel 11 of Buenos Aires, which will expire in January 2005. In addition, the broadcast television companies in the interior of Argentina hold licenses, most of which were renewed in 1998 or formalities to extend such 10-year term are underway.

c)	AC

In December 1998, Shosa acquired its ownership interest in AC. On December 15, 2000, Shosa reimbursed irrevocable capital contributions to the Company, through the delivery of its ownership interest in AC, which was valued at 7,910 pesos (in constant pesos as of March 31, 2003) related to the book value of such ownership interest as of September 30, 2000. As of March 31, 2003, the Company’s ownership interest in AC amounted to 26.8% and other TESA’s subsidiaries control the remaining 73.2%. As of June 30, 2002, AC held indirect equity interest in licensed broadcast television companies in Buenos Aires and other cities of the interior of Argentina through Prime Argentina S.A. (Holdings) (“Prime”). On July 4, 2002, AC and Hannover Nominees Ltd. (together the Prime’s shareholders) sold their ownership interest in Prime for an amount of US$12 million to Grupo H.F.S. Media S.A. Consequently, the Company does no longer have its indirect ownership interest in the licensed broadcast television companies through AC as from the abovementioned date. On the basis of financial information furnished by AC as of March 31, 2003, such transaction does not modify the recoverable value of the Company’s investment in AC. Consequently, the Company has maintained its investment in AC valued at nil (see Note 2.3.c) to the unconsolidated financial statements).

d)	Other investments

On October 24, 2002, the Company acquired one common share of $1 nominal value of Vigil Corp S.A., for an amount of $1. Additionally, on the same date, the Company acquired one common share of $1 nominal value of Telefónica Media Argentina S.A., for an amount of $1. These acquisitions represent less than 1% of the capital stock of such companies. See Note 2.3.c) to the unconsolidated financial statements).

(English translation of the financial statements originally issued in Spanish, except for note 13 to the unconsolidated financial statements)

6.	OUTSTANDING BALANCES AND TRANSACTIONS WITH SECTION 33 – LAW No. 19,550 AND RELATED COMPANIES

a)	The transactions made with related parties during the three-month periods ended March 31, 2003 and 2002 (in millions of constant pesos as of March 31, 2003), are as follows:

Company	Interest Expense		Other income relating to equity interests in related parties, net
	2003	2002	2003		2002
TESA Arg. (1)	—	—	15	(3)	22	(3)
TISA (2)	(45)	(43)	—		—

	(45)	(43)	15		22

(1)	See Note 6.c) (i) to the unconsolidated financial statements.
(2)	See Note 6.c) (iii) to the unconsolidated financial statements.
(3)	Net of turnover tax.

b)	During the three-month periods ended March 31, 2003 and 2002, the Company did not collect any dividends from its affiliates.

c)	Additionally to the transactions mentioned in Notes 1. and 8. to the unconsolidated financial statements, the other related party transactions are the following:

(i)	On April 24, 1997, the Company signed an agreement with TESA Arg. pursuant to which the Company committed to the compliance of obligations, of which the main effective are: i) to hold shares that allow it to control directly or indirectly at least 30% of Cointel’s capital stock, and hold a direct and indirect equity interest not lower than 20%, ii) not to acquire directly or indirectly, Cointel’s common shares that would result in a total shareholding in excess of 50% of Cointel’s capital stock and votes and iii) to provide, at TESA Arg.’s request, economic and financial advisory services (obtaining and investing funds, assistance in analyzing investment projects, among others). The amount to be paid by TESA Arg. to the Company for such services equals one half of the management fee received by TESA Arg. from Telefónica after deducting taxes and certain expenses, and will be in effect so long as the Telefónica management contract is in effect. The Company’s compensation for compliance with its obligations is indivisible and not fractionable and it cannot be reduced due to lack of compliance with any of its obligations because of reasons external to the Company. The Telefónica management contract with TESA provided for an annual management fee, which was calculated at 9% of Telefónica’s “gross margin” as defined in such agreement, through April 30, 2003. In such date, if TESA agreed to renew such contract, at its sole discretion, for an additional five-year period, the annual management fee of TESA Arg. had to be between 1.5% and 5.0%. On April 30, 2003, Telefónica and TESA entered into an agreement to supplement the Management Agreement in force between them. Pursuant to this supplementary agreement, Telefónica and TESA have agreed as follows: (i) as from May 1, 2003 through June 30, 2003, the parties will continue renegotiating the management fees to be paid by Telefónica to TESA, in the latter’s position as operator responsible for the comprehensive management of Telefónica’s activities, and (ii) during the extension of the established renegotiation term, payment of the management fee will be temporarily suspended, as the fee to be agreed upon between the parties would be applied retroactively as from May 1, 2003. As of the date of issuance of these financial statements, the Company cannot ensure the continuity or future level of the income amounts to accrue or cash flow under its agreement with TESA Arg. beyond April 30, 2003, as it depends on TESA agreeing upon the percentage fees with Telefónica. During the three-month periods ended March 31, 2003 and 2002, the Company did not receive any financial advice request and performed its duties contained in such agreement for which it is entitled to receive the relevant fees, which amounted to 15 million and 22 million (net of turnover tax) for such periods, respectively, and were included in “Other income relating to equity interests in related parties, net “ in the statements of operations. As of the date of issuance of these financial statements, TESA Arg. has not requested any further services. If any such request is made by TESA Arg., the Company will use the terms set forth in the agreement for adopting the necessary actions so as to have optimum operating resources available for satisfying future specific requests in the most efficient manner. The related receivables, which amount to 19 million and 29 million as of March 31, 2003 and 2002, respectively,

(English translation of the financial statements originally issued in Spanish, except for note 13 to the unconsolidated financial statements)

are included as “Other receivables - Receivables from related parties - TESA Arg.” in the balance sheets as of March 31, 2003 and December 31, 2002, respectively.

(ii)	Effective the second semester 1996, the Company entered into a lease agreement with an affiliate of República Holdings whereby the Company rented the office, comprising its former registered office in Buenos Aires. As of December 15, 2000, República Holdings is no longer a related company of the Company. See Note 1. to the unconsolidated financial statements.

(iii)	On February 12, 2001, the Company received a loan from TISA in the amount of US$530.1 million, which accrued interest at LIBOR plus a 2.25% per annum (“the differential”) for a term of one month, renewable automatically on a monthly basis unless the parties notify in writing, at least three days before due date, that they do not intend to renew the agreement. TISA is entitled to modify the differential provided it notifies the Company of this decision at least three business days before the end of each interest period. Subsequently, on February 14, 2001, the Company made early partial repayment to TISA of this loan for an amount of US$37.9 million. On January 11, 2002, the Company and TISA entered an amendment to the loan agreement whereby the differential was increased to 7% per annum and which provided for interest capitalization. The funds loaned by TISA and TESA were used to partially repurchase the Company Negotiable obligations, as described in Note 11. to the unconsolidated financial statements, and the repayment of the interest accrued and outstanding as of such repurchase dates.

According to the abovementioned, as of March 31, 2003 the balance of the principal related to TISA´s loan, after the interest capitalization mentioned above, amounted to US$543 million (equivalent to 1,617 million as of March 31, 2003). In obtaining the abovementioned loan, the Company has assumed certain commitments, mainly involving limitations on the sale of assets, limitations on liens of certain assets, limitations on the Company or any of its affiliates becoming a party in merger or spin-off operations, with certain exceptions. In addition, the loan shall forthwith become due and payable: 1) upon the Company defaulting on any of the commitments assumed under the loan agreement, 2) in the event of any change in the Company’s controlling shareholder, 3) if the Company or its affiliates are unable to comply with their obligations, 4) changes in the Company’s main business activity, 5) if the Company or any of its affiliates lose the government licenses obtained and 6) if there are changes in the Company’s equity, economic and financial situation that due to their adverse nature may affect the Company’s ability to comply with the obligations assumed in the agreement or if there are restrictions that may limit the ability of the Company to repay its debts.

Additionally, during the January-March 2002 quarter, the Company received loans from Telefónica for US$5.8 million (“the Dollar loans”) and 4.6 million (at historical values) (“the Peso Loans”). On April 15, 2002, Telefónica assigned to TESA Arg. the Peso Loans in the amount of 4.7 million (at historical values) which were due and payable, together with interest accrued as of such date. Furthermore, on such date TESA Arg. and the Company agreed to offset a portion of the amount owed by TESA Arg. in connection with the agreement described in Note 6.c) (i) to the unconsolidated financial statements against the Peso Loans owed by the Company to TESA Arg. for a total amount of 4.7 million (at historical values). On April 26, 2002, the Company entered into an assignment agreement with Telefónica and TISA pursuant to which Telefónica assigned to TISA the Dollar Loans in the amount of US$5.8 million, which includes principal amount and accrued interest as of April 26, 2002. As of March 31, 2003, the book value of such loan amount to US$6 million (equivalent to $19 million as of March 31, 2003), corresponding to principal amount plus accrued interests as of that date.

In relation to the loans mentioned above, the creditor has advised the Company that until September 20, 2003: (i) the effects of the Public Emergency and Currency Exchange System Reform implemented in Argentina by Decree No. 1,570/01, Law No. 25,561, as supplemented and amended, in force shall not be considered by the creditor as an event of default; and (ii) the creditor shall not consider that, until such date, an acceleration event has been verified under the agreements with TISA. Additionally, some of the loan agreements in effect include acceleration events in case certain judicial or extra-judicial proceedings are filed for amounts in excess of certain net equity percentages of the Company or relevant affiliate. The Company obtained a waiver in connection with those proceedings as of the date of issuance of these financial statements, covering at least the current terms of those loans.

(English translation of the financial statements originally issued in Spanish, except for note 13 to the unconsolidated financial statements)

As of March 31, 2003, the Company has current liabilities in foreign currency for an amount of approximately US$553 million (equivalent to 1,648 million as of March 31, 2003).

Additionally, the Company is evaluating Cointel’s financing needs considering the Argentine economic situation and the current difficulties to have access to credit and will make its best efforts to provide Cointel with such financing, directly or indirectly, subject to the Company’s own fund availability, which depends on the evolution of the issues affecting the Company’s financial situation. See Notes 2.3.c) and 4. to the unconsolidated financial statements.

The Company has prepared its financing projections and plans expecting to cover future fund needs to face short-term debt mainly with funds generated by operations plus, as possible depending on the evolution of current economic situation and measures, bank loans and access to capital markets; or otherwise, requesting for long-term refinancing of its payables.

However, owing to the macroeconomic situation described in Note 4. to the unconsolidated financial statements, as of the date of issuance of these financial statements, third parties’ credit lines are not available in amounts sufficient to enable the Company, together with internally generated funds, to meet current debt obligations. Furthermore, it is not possible to determine whether this situation will evolve favorably in the short term.

Since early December 2001, Argentine authorities implemented a number of monetary and currency exchange control measures that mainly included restrictions on the withdrawal of funds deposited with banks and tight restrictions for making transfers abroad, with the exception of those related to foreign trade and other authorized transactions, most of which have been eliminated as of the date of issuance of these financial statements (see Note 4. to the unconsolidated financial statements).

On the other hand, TESA has advised the Company that, as of the date of issuance of these financial statements, it is still evaluating the Argentine macroeconomic context and analyzing financing alternatives for the Company, including the possibility or not of arranging a long-term refinancing of the current loans of its controlled company TISA with the Company and, if necessary, providing additional financing.

Consequently, the Company’s ability to settle its payables depends upon the possibility of obtaining financing or, if not possible, of refinancing financial payables, as well as, if necessary, the granting of additional financing by its direct or indirect controlling companies.

Should no financing alternatives be available for the Company or should the Company not succeed in obtaining refinancing, the Company would not have sufficient funds available to meet its current liabilities payable.

Although the Company will continue to make its best effort to obtain such financing, as of the date of issuance of these financial statements, it is not possible to ensure what the result of such negotiations will be, and consequently, it is not possible to assure whether the Company will be able to settle its current liabilities in the normal course of business and maintain its normal operations.

7.	COMMITMENTS AND CONTINGENCIES

7.1. Regulatory matters

a)	Through Cointel, the Company is a member of the Main Core of the Telefónica awardee Consortium. As of March 31, 2003, the Company holds a direct 50.0% interest in Cointel’s common stock. Decree No. 62/90 of the National Executive Power, as amended, provides that Regulatory Authorities must approve in advance any transfer of the Company’s 20% interest in the Main Core of Cointel (the same requirement applies to the 10% interest of TISA in Cointel). Cointel’s common shareholders existing as of the takeover of Entel, as a group, may not reduce their total holding to less than 51.0% of the total capital stock (Class A shares) with voting rights of Telefónica without first obtaining approval from the regulatory authority.

(English translation of the financial statements originally issued in Spanish, except for note 13 to the unconsolidated financial statements)

b)	Legal reserve: in accordance with the LSC, the Company’s bylaws and General Resolution No. 368 of the CNV, 5% of the year’s net income must be appropriated to a legal reserve until such reserve equals 20% of adjusted capital stock. See Note 9. to the unconsolidated financial statements.

c)	The Company has requested approval of certain transactions from the Comfer, including the acquisition of an equity interest in Cablevisión, among others. The Company expects that such approval will be obtained in due course.

d)	With respect to the commitments and guarantees related to the issuance of negotiable obligations and other payables, see Notes 11., 6.c) (i) and 6.c) (iii) to the unconsolidated financial statements.

7.2. Guarantees granted

In connection with the disposing of companies in which the Company maintained ownership interests during the years ended December 31, 1996 to 2001, the Company has agreed to indemnify the purchasers for any omitted liability at time of sale subject to the amounts and terms specified in each contract. As of March 31, 2003, the Company does not know of any circumstance that could generate future losses and consequently, that should be booked as of such date.

7.3. Litigation

As of March 31, 2003, the Company is not party to any legal proceedings initiated against it whose results might materially affect the Company’s financial condition or the results of its operations and, consequently, should be booked as of March 31, 2003. Telefónica is party to various lawsuits in the ordinary course of their business, and have made the allowances in the cases in which, taking into account the legal counsel’s opinion, this company’s management evaluated as probable to incur a liability. In the Company’s management opinion, and considering the allowances made by such company, the litigation in which the Company’s related parties are currently involved, individually and in the aggregate, would not have any material effect on the Company’s financial position or results of operations.

8.	CAPITAL STOCK

8.1.	As of March 31, 2003 the Company’s capital stock, after the voluntary capital stock reduction mentioned in Note 8.2. to the unconsolidated financial statements, which has been approved by the CNV´s Resolution No. 14,060 and registration in the Public Registry of Commerce, as of the date of these financial statements, is pending, was comprised of:

Subscribed and paid in (historical value)
Common shares, face value $1:
Class “A” shares (five votes per share)	30,427,328
Class “B” shares (one vote per share)	374,302,032

Total	404,729,360

As a consequence of the transactions described in Notes 1. and 8.2. to the unconsolidated financial statements, as of March 31, 2003, the principal shareholder of the Company is TISA, which owns 99.96% of the Company’s capital stock.

8.2.	On January 18, 2001, the Company’s General and Special Shareholders’ Meeting approved (subject to the authorization of the Buenos Aires Stock Exchange) a voluntary capital stock reduction proposed by the Company’s Board of Directors at their meetings held on December 15, 2000, and January 10, 2001, through the redemption of 95,270,640 Common Class “B” shares of the Company of $1 nominal value each. In consideration for the number of shares delivered, the shareholders, present in the redemption, would receive a proportional interest in the Promissory Note mentioned in Note 1. to the unconsolidated financial statements. The redemption technical accounting value would amount to about US$4.15 per share plus interest accrued on the face value of the Promissory Note, calculated from December 15, 2000, through the day immediately preceding the beginning date of the exercise share redemption

(English translation of the financial statements originally issued in Spanish, except for note 13 to the unconsolidated financial statements)

period, December 11, 2001 (the “Cutoff Date”) divided by the maximum number of shares to be repurchased, in this case, 95,270,640 shares. Additionally, the General and Special Shareholders’ Meeting of the Company delegated in the Company’s Board of Directors the calculation of the final technical accounting value per share as of the Cutoff Date under a formula approved by such Shareholders’ Meeting. The Company’s voluntary capital stock reduction was subject to the approval by the Buenos Aires Stock Exchange, as a precedent condition, and therefore, would not be effective until such approval was obtained. On July 20, 2001, the CNV advised to the Company that, in order to continue the process of the voluntary capital stock reduction, the Company would have to obtain a new consent from the noteholders, which was obtained on November 12, 2001, as described in Note 11. to the unconsolidated financial statements.

On the other hand, the General and Special Shareholders’ Meeting of November 2, 2001, at the adjournment of November 15, 2001, ratified the terms of the capital stock reduction approved on January 18, 2001, with certain amendments.

On December 6, 2001, the Company’s Board of Directors decided that the Cutoff Date for establishing the redemption technical accounting value for the Company’s shares would be December 11, 2001, and determined the redemption technical accounting value at US$4.486 per share. Furthermore, the Company’s Board of Directors determined that on December 21, 2001, the period for participating in the Company’s voluntary capital reduction would end. The only shareholder taking part in such reduction was ACH, who participated with all its shares, 95,270,640 Common Class B shares (“the Shares”).

The final amount of the reduction was allocated to proportionately reduce the capital stock and each shareholders’ equity account by 19.05% and the difference between the book value of 19.05% of the Company’s capital stock (calculated on the basis of the Company’s shareholders´ equity as of September 30, 2001, after deducting irrevocable capital contributions of 2 million (at historical value)) and the redemption value of such shares (calculated on the basis of a value of US$4.486 per share) was allocated to reduce the balance of the reserve for future dividends account until the balance was exhausted and the remaining amount to unappropriated earnings.

On December 7, 2001, the CNV informed the Company its decision to partially cancel the public bidding authorization granted to the Company for an amount of $95,270,640 (at historical value), being $404,729,360 (at historical value) the outstanding capital stock authorized for such bidding. Furthermore, as of such date, the Buenos Aires Stock Exchange granted its final approval to the voluntary capital stock reduction. To facilitate the transfer of the Shares to the Company and the Promissory Note to ACH; the Company, BBVA Banco Francés S.A. (acting as withholding and reporting agent) and ACH entered into an agreement on December 27, 2001 whereby (i) the Company delivered the Promissory Note and amendments to BBVA Banco Francés S.A., (ii) BBVA Banco Francés S.A. had to deliver the Shares to the Company in the following business exchange day; and (iii) BBVA Banco Francés S.A. had to transfer to ACH the Promissory Note once the transfer of the Shares to the Company has been recorded on the book entry system of Caja de Valores S.A. On December 31, 2001, the Shares were effectively registered under the Company’s name and, consequently, BBVA Banco Francés S.A. delivered the Promissory Note and amendments to ACH.

On January 11, 2002, the Company’s Board of Directors decided to make available all necessary mechanisms for the effective cancellation of the shares received from ACH. As of the date of issuance of these financial statements the registration of the voluntary capital stock reduction with the Public Registry of Commerce is pending.

On May 28, 2001, the National Executive Power issued Decree No. 677/01 under which TISA may declare its will to acquire all of the Company’s capital stock owned by third parties. Likewise, any minority shareholder may demand that TISA make a purchase offer to the Company’s minority shareholders, in which case, the controlling shareholder could make an acquisition statement of the Company’s capital stock owned by third parties. Should any of the above transactions be conducted, once the acquisition has been completed and the procedure established has been met, the Company would be automatically delisted from the share public trading and listing system, through the fulfillment of certain formalities provided by the decree.

On the other hand, on April 5, 2001, the Company filed an application with the Buenos Aires Stock Exchange for preliminary authorization of the delisting of its shares. However, prior to the conclusion of such procedure, on July 9, 2002, TISA initiated the related procedure with the CNV in order to make the acquisition statement of the Company’s capital stock owned by third parties, according to the provisions of Decree No. 677/01 and general resolutions issued in connection with such decree. In view of a court

(English translation of the financial statements originally issued in Spanish, except for note 13 to the unconsolidated financial statements)

action filed by a minority shareholder alleging the unconstitutionality of the residual participation regime, the National First Instance Court in Commercial Matters No. 26 of the City of Buenos Aires decided to declare the suspension of the proceedings, and ordered the inapplicability of the referred decree to the prosecuting minority shareholder until the case is finally adjudged. The Company has answered the court action and requested its dismissal, claiming that the prerequisites for filing the action and declaring the unconstitutionality of Decree No. 677/01 have not been met. TISA, in turn, has answered the court action in the same way. As of the date of issuance of these financial statements, the Company is still awaiting a determination of the issue.

9.	NEGATIVE SHAREHOLDERS’ EQUITY

As of March 31, 2003, the Company carries accumulated losses amounting to 1,760 million and negative shareholders’ equity amounting to 605 million. Due to such situation, the Company is under the conditions for dissolution due to the loss of its capital stock set forth in item 5 of Section 94 of the LSC. However, Decree No. 1269/02 dated July 16, 2002 suspended the enforcement of item 5 of Section 94 of the LSC until December 10, 2003 (see Notes 4. and 6.c) to the unconsolidated financial statements). The Company cannot provide any assurance that, should the situation of negative shareholders’ equity remain unchanged beyond the abovementioned date, its shareholders would decide to recapitalize it nor that the Company, consequently, would be able to maintain the ordinary development of its operations.

On April 10, 2002, the Company’s General Shareholders’s Meeting approved a resolution requiring that 5%, or 179,210 pesos, of the December 31, 2001, year-end realized earnings be set aside into the legal reserve. However, since the Company carried during 2002 accumulated losses exceeding such amount, the Company’s Board had decided not to create such legal reserve. Such decision was approved by the Company’s General Ordinary and Special Shareholders’ Meeting of April 22, 2003.

10.	AUDIT COMMITTEE

The Company’s Board, during its December 17, 2002 meeting, created an Audit Commission whose mandate is to promote and support the development of Good Corporate Governance actions. This transitional two-member commission was formed on December 17, 2002 and will be superseded by an Audit Committee to be created by the Company in accordance with the requirements and provisions of Decree No. 677/01.

On April 22, 2003, the Company’s General Ordinary and Special Shareholders’ Meeting approved the inclusion of Section 10 bis in the Company’s by-laws. This Section shall come in force upon the creation, by the Board of Directors, of an Audit Committee, as provided by Decree 677/01. The Audit Committee’s primary function shall be to assist the Board of Directors in its internal control duties. The Audit Committee shall abide by the provisions set forth by the Public Transparency Rules approved by Decree No. 677/01, Resolution No. 400/02 of CNV and any other applicable rules. This Committee shall be formed by three or more Board members, whose majority shall be independent directors in conformity with the conditions established by the CNV. All three members shall have a specialization in accounting, financial or corporate matters. The Audit Committee shall be elected by the board by proposal of the Board’s President, and have the duties designated by applicable rules and regulations and specially those assigned by the Shareholders’ Meeting or the Board of Directors, which shall be contained in the Committee’s Internal Rules. The Audit Committee shall be empowered to establish its own Internal Rules, which shall be subsequently reported to the Board.

11.	ISSUANCE OF NEGOTIABLE OBLIGATIONS NOT CONVERTIBLE INTO SHARES

The General and Special Shareholders´ Meetings held on April 28, 1995 and December 27, 1996, respectively, and the General and Special Shareholders’ Meetings held on June 30, 1998, December 4, 1998, and April 29, 1999 approved the issuance of Negotiable obligations not convertible into shares, for a total amount of up to US$500 million and US$400 million, respectively, and empowered the Board of Directors to determine the terms and conditions, including the issuance date, price, interest rate and place and terms of payment. On November 2, 2001, the General and Special Shareholders´ Meeting approved the cancellation of the US$400 million program of Negotiable obligations. Additionally, such meeting, during its adjournment of November 15, 2001, approved the partial cancellation in the amount of US$482.9 million of the US$500 million Negotiable obligations program.

(English translation of the financial statements originally issued in Spanish, except for note 13 to the unconsolidated financial statements)

On February 24, 1997, the Company issued three series of Negotiable obligations for a total face value of US$325 million and 175 million, which have been partially and totally repurchased and/or repaid during the years 2001 and 2002 as described in this note, under the US$500 million program, on the following terms:

US$500 million program (1)

Principal amount (in millions)	Principal amount repayment	Interest rate %	Payment of interest	Situation as of March 31, 2003
Series A US$100	February 2002	8.50	February and August of each year	Totally repaid (2)
Series B US$225	February 2007	9.75	February and August of each year	Partially repaid (2)
Series C $175	February 2007	11.25	February and August of each year	Totally repaid (2)

(1)	It was partially cancelled up to the amount of US$17.1 million as approved by the General and Special Shareholders’ Meeting held on November 2, 2001, at its adjournment of November 15, 2001.
(2)	As a consequence of the repurchases and repayments of Negotiable obligations made during the years 2001 and 2002 described in this note, the balance of the Negotiable Obligations for US$500 million as of March 31, 2003, amounts to US$7.6 million, which corresponds to Series B.

The creation of these Programs and the Public Offerings of Negotiable obligations were authorized by the CNV. The net proceeds from the issuance of the Negotiable obligations were used to refinance bank borrowings.

As a consequence of the transfer of the Company’s shares to TESA, as explained in Note 1. to the unconsolidated financial statements, that materialized a “Change of Control” as defined in the Negotiable obligations issuance terms and conditions; and as provided in such terms and conditions, the Company has granted to the noteholders the right to request the Company to repurchase their Negotiable obligations at a purchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest through February 14, 2001 (“the Repurchase Date”). Therefore, on the Repurchase Date and in March 2001, the Company repurchased part of such Negotiable obligations for a face value of 174.7 million and US$290.2 million, and had to pay 176.5 million (at historical value) and US$293.0 million plus interest and applicable taxes. The funds required to repurchase the bonds were obtained through a loan from TISA in the amount of US$530.1 million. See Note 6.c) (iii) to the unconsolidated financial statements. Additionally, in August 2001, the Company decided to accept an offer to repurchase the balance of Series C, whose face value amounted to 0.3 million.

On July 20, 2001, the CNV advised to the Company that, in order to continue the process of the voluntary capital stock reduction described in Note 8.2. to the unconsolidated financial statements, the Company would have to obtain a new consent from the noteholders. On October 12, 2001, the Company’s Board of Directors resolved to repurchase Series A and B negotiable obligations from its noteholders (“the Purchase Offer”), at a purchase price, in cash, equivalent to 100% of the principal amount (“the Repurchase Price”) plus interest accrued and unpaid through the day immediately preceding to the repurchase date (“the Second Repurchase Date”). As a result of the Purchase Offer on November 13 and December 5, 2001, the Company repurchased Negotiable Obligations for a face value of US$20.3 million plus interest accrued and related taxes. The funds required to repurchase negotiable obligations were partially obtained through a loan from TESA in the amount of US$11 million.

On February 12, 2002, the Company cancelled the balance of the principal of Negotiable Obligations Series A, which amounted to US$7.0 million and interest accrued as of such date.

After the repurchases and repayments mentioned above, the Company has cancelled and repurchased approximately 98.5% of the Negotiable Obligations for a face value of 175.0 million and US$317.4 million. In connection with the abovedescribed issuance, the Company has assumed certain commitments usually undertaken in transactions of this kind. The Prospectus related to the issuance of Negotiable obligations gives detailed information of the condition of issuance, which have been modified and/or eliminated according

(English translation of the financial statements originally issued in Spanish, except for note 13 to the unconsolidated financial statements)

to the authorizations obtained from the Special Noteholders’ Meeting held on November 12, 2001. The main effective commitments as of the issuance date of these financial statements, are among others: limitation on liens with certain exceptions, filings of financial statements and other communications and reports and maintenance of all government authorizations and approvals (see Note 6.c) (iii) to the unconsolidated financial statements). Until June 30, 2002, as the Company had the intention to repay the principal amount of Negotiable obligations, it had classified the principal amount as Current bank and other financial payables. As from September 30, 2002, due to the stabilization of the Argentine macroeconomic context, the Company has decided to maintain the principal amount of Negotiable obligations until its maturity date, and has classified the principal amount of Negotiable obligations of US$7.6 million (equal to 22 million as of March 31, 2003) as Noncurrent bank and other financial payables as of March 31, 2003.

On April 8, 2002, the Buenos Aires Stock Exchange notified the Company about cancellation of the authorization to list Series C and partial cancellation of Series B, as requested by the Company, restricting the listing authorization to the amount of US$7.6 million.

As of the issuance date of these financial statements, the Company has complied with all the commitments derived from the issuance of Negotiable Obligations and its amendments.

12.	CORPORATE BOOKS

On February 12, 2003, the Company complied with a subpoena issued by a federal court, related to the claim N°78,241/2002, requiring the filing with the court of its corporate books for periods on or after July 1999. Because the Company is not party and has not been advised of the nature of the action, in opinion of the Company’s Management the court order is connected with a procedural requirement and will not have any effect on the Company’s financial condition or results.

13.	ENGLISH TRANSLATION AND ACCOUNTING PRINCIPLES APPLIED

The Company’s financial statements have been translated into English for the convenience of readers in the United States of America.

In addition, these financial statements are presented on the basis of Argentine GAAP approved by the CPCECABA, as adopted by the CNV. Certain accounting practices applied by the Company do not conform with generally accepted accounting principles in other countries and do not conform with generally accepted accounting principles in the United States of America (US GAAP).

EXHIBIT C

1 OF 2

(English translation of the financial statements originally issued in Spanish, except for note 13 to the unconsolidated financial statements)

TELEFONICA HOLDING DE ARGENTINA S.A.

FINANCIAL STATEMENTS AS OF MARCH 31, 2003 AND DECEMBER 31, 2002 (1)

INVESTMENTS IN SHARES, BONDS ISSUED IN SERIES AND HOLDINGS IN OTHER COMPANIES

(stated in millions of constant Argentine pesos, restated as described in Note 2.1. to the unconsolidated financial statements)

	March 31, 2003						December 31, 2002
Denomination and features of securities	Class	Face Value (3)	Amount	Inflation adjusted cost	Value by equity method	Book value	Book Value
NONCURRENT INVESTMENTS (2)

Investments valued by the equity method:

Cointel	Common Class “A”	0.1	2,245,384,140
	Common Class “B”	0.1	407,817,358

		Total investment in Cointel		1,822	488	488	264

Atco	Common	1	82,824,771	255	—	—	—
AC	Common	1	3,600	—	—	—	—

Other investments

Vigil Corp S.A.	—	1	1	—	—	—	—

Telefónica Media Argentina S.A.	—	1	1	—	—	—	—

Total noncurrent investments						488	264

(1)	See Notes 2.3. and 2.6. to the unconsolidated financial statements.
(2)	See Notes 2.3.c) and 5. to the unconsolidated financial statements.
(3)	In Argentine pesos.

EXHIBIT C

2 OF2

(English translation of the financial statements originally issued in Spanish, except for note 13 to the unconsolidated financial statements)

TELEFONICA HOLDING DE ARGENTINA S.A.

FINANCIAL STATEMENTS AS OF MARCH 31, 2003 AND DECEMBER 31, 2002 (1)

INVESTMENTS IN SHARES, BONDS ISSUED IN SERIES AND HOLDINGS IN OTHER COMPANIES

(stated in millions of constant Argentine pesos, restated as described in Note 2.1. to the unconsolidated financial statements) (Contd.)

	Information on the issuer
		Latest financial statements
Denomination and features of securities	Main business	Date	Common Capital stock (4)	Net income	Shareholders’ equity	Total % held of capital
NONCURRENT INVESTMENTS

Cointel	Investments	03-31-03	531	473	1,019	50.0	% (2)

		Financial statements used for valuation by the equity method
Denomination and features of securities	Year-end	Closing date	Duration of the period	Auditors’ report date	Scope	Auditors’ report type
NONCURRENT INVESTMENTS

Cointel	12-31	03-31-03	3 months	05-13-03	Limited Review	With findings	(3)

(1)	See Notes 2.2., 2.3. and 2.6. to the unconsolidated financial statements.
(2)	Over common capital stock. As of March 31, 2003, preferred capital stock (over which the Company has no ownership interest) amounts to 39.
(3)	Includes findings related to the uncertainty of the recoverability of the amount booked of certain noncurrent assets as of March 31, 2003, and Cointel’s and Telefónica’s ability to repay their financial liabilities and continue as a going concern.
(4)	Corresponds to face value.

EXHIBIT E

(English translation of the financial statements originally issued in Spanish, except for note 13 to the unconsolidated financial statements)

TELEFONICA HOLDING DE ARGENTINA S.A.

FINANCIAL STATEMENTS AS OF MARCH 31, 2003 AND DECEMBER 31, 2002 (1)

ALLOWANCES AND RESERVES

(stated in millions of constant Argentine pesos, restated as described in Note 2.1. to the unconsolidated financial statements)

	March 31, 2003				December 31, 2002
Account	Balances at beginning of year	Increase	Decrease (2)	Balances at end of the period	Balances at end of the year
Deducted from noncurrent assets:

For other receivables - deferred tax assets	553	—	(68)	485	553

Total 2003	553	—	(68)	485

Total 2002	169	476	(92)		553

(1)	See Notes 2.2., 2.3. y 2.6. to the unconsolidated financial statements.
(2)	Net of monetary gain (loss).

EXHIBIT G

(English translation of the financial statements originally issued in Spanish, except for note 13 to the unconsolidated financial statements)

TELEFONICA HOLDING DE ARGENTINA S.A.

FINANCIAL STATEMENTS AS OF MARCH 31, 2003 AND DECEMBER 31, 2002 (1)

FOREIGN CURRENCY ASSETS AND LIABILITIES

	March 31, 2003			December 31, 2002
Account	Amount in foreign currency (in millions of US$)	Exchange rate	Book amount (in millions of pesos)	Amount in foreign currency (in millions of US$)	Book amount (in millions of pesos) (2)
Current liabilities

Bank and other financial payables	552	2.98	1,645	546	1,854
Other payables	1	2.98	3	1	3

Noncurrent liabilities

Bank and other financial payables	8	2.98	22	8	25

Total liabilities	561		1,670	555	1,882

US$:        US dollars.

(1)	See Note 2.6. to the unconsolidated financial statements.
(2)	Amounts restated as described in Note 2.1. to the unconsolidated financial statements.

EXHIBIT H

(English translation of the financial statements originally issued in Spanish, except for note 13 to the unconsolidated financial statements)

TELEFONICA HOLDING DE ARGENTINA S.A.

FINANCIAL STATEMENTS AS OF MARCH 31, 2003 AND 2002 (1)

INFORMATION REQUIRED BY SECTION 64, SUB SECTION 1, POINT B) OF LAW No. 19,550 FOR THE

THREE-MONTH PERIODS ENDED MARCH 31, 2003 AND 2002

(stated in millions of constant Argentine pesos, restated as described in Note 2.1. to the unconsolidated financial statements)

	Administrative expenses March 31,
Account	2003	2002
Maintenance and office rental	1	1
Fees for professional services	—	1

Total	1	2

(1)	See Notes 2.2. and 2.6. to the unconsolidated financial statements.

Item 2

Management’s Discussion and Analysis of Financial Condition

and Results of Operations

2

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Information not covered by the Independent Public Accountant’s Report)

The following discussion should be read together with the financial statements of Telefónica Holding de Argentina S.A. (“the Company”) as of March 31, 2003. Those financial statements have been prepared in accordance with Argentine generally accepted accounting principles, which differ in certain respects from U.S. generally accepted accounting principles, and have been set forth in constant pesos of March 31, 2003 as described in Note 2.1. to the unconsolidated financial statements.

Multiple Holding Company Structure

The Company is a company primarily engaged, through related companies in the telecommunications business (“Telecommunications Business”) in Argentina.

As of March 31, 2003, the Company conducts its Telecommunications Business through its 50.0% interest in Compañía Internacional de Telecomunicaciones S.A. (“Cointel”) (see Note 5.1.a) to the unconsolidated financial statements), which controls the outstanding capital stock of Telefónica de Argentina S.A. (“Telefónica”) through its ownership interest in 100% of Telefónica’s Class “A” shares (see Notes 4. to the consolidated financial statements and 7.1.a) to the unconsolidated financial statements) and 40.2 million Class “B” shares of Telefónica which represents approximately 62.5% and 2.3%, respectively, of Telefónica’s outstanding capital stock.

Additionally, the Company holds a 26.8% ownership interest in Atlántida Comunicaciones S.A. (“Atco”) (see Note 5.1.b) to the unconsolidated financial statements). Atco is a holding company with a direct and indirect interest in broadcast television companies and in radio stations. Likewise, the Company holds a 26.8% ownership interest in AC Inversora S.A. (“AC”). AC is a holding company, which until July 4, 2002, had indirect interest in broadcast television companies (see Note 5.1.c) to the unconsolidated financial statements).

As of March 31, 2003, as a result of several transactions described below in “Agreement between the Company’s Former Principal Shareholders and TESA” and in Note 8.2. to the unconsolidated financial statements, Telefónica Internacional, S.A. (“TISA”)´s equity interest in the Company amounts to 99.96%.

The income of the Company and its holding companies, accounted for by the equity method, is affected by the items of consolidated income and expenses of the companies owned directly by them. The net income of the Company and such companies is also affected by consolidated income and expense items attributable to their respective activities (e.g., interest income, interest expense, general and administrative expenses, taxes). Consequently, the analysis set forth below includes: (i) a discussion of the results of operations of the Company that takes into consideration the Company’s share in the net income of holding companies and operating companies which the Company owns as well as the income and expenses attributable to the Company’s operations, (ii) a discussion of the results of operations of Cointel which focuses on Cointel’s share of the net income of Telefónica as well as income and expenses attributable to the operations of Cointel and (iii) a discussion of the results of operations of Telefónica.

The management of each related company has prepared the information related to the Company’s affiliates Comparison of Results of Operations; therefore, the veracity, accuracy and integrity of such information is the exclusive responsibility of the management concerned.

The amounts in million of Argentine pesos contained in the Management’s Discussion and Analysis of Financial Condition and Results of Operations have been rounded up or down in order to facilitate the footing of notes and tables in which they are included. The effect of such rounding is not material.

Agreement between the Company’s Former Principal Shareholders and TESA

On April 11, 2000, certain affiliates of Hicks, Muse, Tate & Furst, Inc. (“Hicks Muse”), including HMTF – Argentine Media Investments Ltd. (“HMTF”), República Holdings Ltd. (“República Holdings”) and International Investments Union Ltd. (“IIU”) (“HMTF Affiliates”) and International Equity Investments, Inc. (“IEI”), a Citibank N.A. subsidiary, (together with HMTF Affiliates, the “Former Principal Shareholders” and from now on the “Participating Shareholders”) and TESA (“the Parties”) entered into a Stock Exchange Agreement (the “Stock Exchange

3

Agreement”, and from now on “the Contract”) whereby, after certain precedent conditions were met, on December 15, 2000, the Participating Shareholders transferred to TESA 80.9% of the Company´s capital stock, representing 84.7% of the Company’s total votes, in exchange for TESA common shares issued. On June 29, 2001, TESA informed the Company that on May 8, 2001, it transferred to TISA, TESA´s wholly owned subsidiary, all of TESA´s 80.9% equity interest in the Company. Additionally, as a result of several transactions described in Note 8.2. to the unconsolidated financial statements, TISA´s equity interest in the Company, increased from 80.9% to 99.96%.

As part of the Contract, and according to the transactions provided therein and in certain related agreements, Shosa, a company previously controlled by the Company, redeemed to the Company irrevocable capital contributions, which included, among other: (a) Shosa’s 26.8% ownership interest in Atco, (b) Shosa’s 26.8% ownership interest in AC and (c) Shosa’s 20% ownership interest in TyC, including the net book value of the related goodwill as of September 30, 2000. On December 15, 2000, the Company transferred to ACH its ownership interest in Shosa, whose main asset as of that date was its ownership interest in Cablevisión S.A. (“Cablevisión”) and its main liabilities were a loan of US$135.9 million made to Shosa by ACH, and other liabilities of approximately US$27 million. The Shosa selling price was US$395.3 million, and was paid through a promissory note issued by ACH, maturing on August 31, 2001, or before, if certain conditions contemplated in the loan agreement occurred (the “Promissory Note”). In August and December, 2001, the Company and ACH amended a section of the Promissory Note, extending the maturity date until January 31, 2002 (see Note 8.2. to the unconsolidated financial statements). Additionally, as part of the Contract, and according to the transactions provided therein and in certain related agreements, the Company paid off its financial liabilities except for the amounts payable under the Negotiable Obligations for US$500 million issued on February 24, 1997, under the US$500 million Program (see Note 11. to the unconsolidated financial statements) and sold its ownership interests in related companies and in certain related assets, except for its ownership interests in Cointel, Atco and AC and the agreement described in Note 6.c) (i) to the unconsolidated financial statements.

As of the issuance date of these financial statements, the Company is not aware of any fact that could have an adverse effect on the Company’s business, financial conditions or results of operations, related with the transactions described previously in this note.

Critical Accounting Policies

This information summary is based upon the Company’s consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in Argentina. The preparation of financial statements in accordance with generally accepted accounting principles requires the Company’s management to make estimates. Ultimate results could differ from those estimated if the Company’s estimates or assumptions used in those estimates do not actually occur.

The Company believes the following represents its critical accounting policies. The Company’s accounting policies are more fully described in Note 2. to the unconsolidated financial statements and in Notes 2., 12. and 13. to the consolidated financial statements. The most critical accounting policies adopted in preparing the financial statements according to accounting principles generally accepted in Argentina relate to:

•	the effect of the assumption that the Company, Cointel and Telefónica de Argentina S.A. (“Telefónica”) will continue as a going concern on the valuation and classification of assets and liabilities;

•	the assumption that the Company, Cointel and Telefónica will not default in the payment of its debt, with regard to the classification of its noncurrent debt;

•	the recoverability of the goodwill generated by the Company’s investment in Cointel, based on the Company’s and Telefónica’s management’s current estimates of future cash flows (see Note 2.3.c) to the unconsolidated financial statements).

•	the appropriateness of depreciable lives for each category of fixed assets.

The Company and Telefónica believes that the accounting estimate related to the establishment of asset depreciable lives is a “critical accounting estimate” because: (1) it requires its management to make assumptions about technology evolution and competitive uses of assets, and (2) the impact of changes in these assumptions could be material to its financial position, as well as to its results of operations. Management’s assumptions about technology and its future development require significant judgment because the timing and impacts of technology advances are difficult to predict.

•	the evaluation of fixed assets and finite life intangibles for impairment whenever indicators of impairment exist.

4

Generally accepted accounting principles in Argentine require that the recorded value of assets be evaluated for impairment against its recoverable value which for a long lived asset is generally defined as its economic use value.

According to those accounting standards, if an impairment indicator is present, the Company, Cointel and Telefónica must assess whether the carrying amount of the asset is recoverable by estimating the sum of the future cash inflows less the future cash outflows is expected to obtain from the asset, undiscounted and without interest charges. If the carrying amount is greater than the recoverable amount, an impairment charge must be recognized, based on the fair value of the asset. Telefónica uses the expected cash flows method for tariff projections. The Company, Cointel and Telefónica believes that the accounting estimate related to asset impairment is a “critical accounting estimate” because: (1) it requires its management to make assumptions about future revenues (including different projections) and costs over the life of the asset; and (2) the impact of recognizing an impairment could be material to its financial position, as well as its results of operations. Telefónica Management’s assumptions about future revenues require significant judgment because actual revenues have fluctuated in the past and may continue to do so especially due to the pending tariff renegotiation.

In estimating future revenues, Telefónica mainly uses its internal business forecasts and additionally any current information they may have regarding changes in significant variables affecting such forecasts. Telefónica develops its forecasts based on recent revenue data for existing products and services, planned timing of new products and services, the timing of tariff increases and other industry and macroeconomic factors.

The Company has estimated based on current assumptions that the carrying amount of Telefónica’s and Telinver’s fixed assets of 2,646 million (amount calculated considering the Company’s indirect interest in Telefónica) and tax on minimum presumed income of 19 million (amount calculated considering the Company’s indirect interest in Telefónica) of Telefónica and Telinver as of March 31, 2003 booked under Argentine GAAP are fully recoverable under the provisions for valuation of long-lived assets, which is based on Telefónica’s current estimates of future cash flows within the scope of the Transfer Contract;

•	the creation of reserves for contingencies in Telefónica assessed as likely by its management, based on its estimates and the opinion of legal counsel (see Note 10. to the consolidated financial statements with respect to unreserved contingencies);

•	the Company’s, Cointel’s and Telefónica’s Management assesses the recoverability of deferred tax assets on the basis of estimates. The recoverability of deferred tax assets ultimately depends on the Company’s, Cointel’s and Telefónica’s ability to generate sufficient taxable income during the periods in which such temporary differences are expected to become deductible. In making their assessment, the Company’s, Cointel’s and Telefónica’s management considers the scheduled reversal of deferred tax liabilities, projected taxable income and tax planning. This assessment is carried out on the basis of a series of internal projections which are updated to reflect most recent operating trends. In accordance with the applicable accounting standards, a deferred tax asset must be recognized when its future deductibility is likely. Therefore, given the uncertainty related to the effect of the final outcome of the tariff renegotiation (see Note 9.1 to the consolidated financial statements) and the effects of economic and foreign exchange regulations known as of the date of issuance of these financial statements (see Note 4. to the unconsolidated financial statements), the Company, Cointel and Telefónica have established an allowance against its net balance of deferred tax assets, the recovery of which depends on the generation of future taxable income;

•	the creation of allowances in Telefónica, amounting to 364 million out of 398 million past-due receivables, based on Telefónica’s management estimates of possible future collection terms and conditions; and

•	Telefónica has made certain assumptions with respect to debt obligations, tax credits and accounts receivable with all levels of government in Argentina (federal, provincial and municipal governments and governmental agencies) that they will be honored (giving effect to timing of payment) either through collection or by delivery of alternative instruments, or by set off against taxes owed or future taxes payable. See Notes 2.3. and 13.1 to the consolidated financial statements. Note 13.1 describes the characteristics of the Patriotic Bonds. Telefónica has booked its holding of Patriotic Bonds at face value, in view that, it shall be recovered in the form of a like-amount tax credit. Since January 2003, the bids for the Patriotic Bonds have begun, and to date the result of the bids has not had a negative impact on Telefónica.

The preparation of financial statements in conformity with Argentine GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses

5

during each period. Final results could differ materially from those the Company’s management estimated. See Notes 2.2., 4., 9., 12. and 13. to the consolidated financial statements.

The financial statements include the effects derived from the economic and exchange regulations known as of the date of issuance of such financial statements. All the estimates made by the Company’s, Cointel’s and Telefónica’s management have been calculated taking into account the above mentioned effects. The effects of additional economic regulations that could be implemented by the Argentine government will be considered in the financial statements when they became known by the Company’s, Cointel’s and Telefónica’s management. See Note 4. to the unconsolidated financial statements.

Modification of Argentine GAAP

Effective December 8, 2000, the Governing Board of FACPCE approved Technical Resolutions (“RTs”) Nos. 16, 17, 18, and 19 introducing changes in professional accounting principles relating to valuation and disclosure. On December 21, 2001, these resolutions were adopted, with certain amendments, by CPCECABA to become mandatory for the preparation of financial statements covering fiscal years beginning after July 1, 2002. In addition, on April 5, 2002, the FACPCE Governing Board issued RT No. 20, “Derivative financial instruments and hedging transactions,” which was subsequently adopted by CPCECABA on October 30, 2002, again with certain amendments. The provisions contained in this resolution are applicable as from January 1, 2003.

These new rules were approved, with certain amendments, by the CNV in its Resolution 434/03 dated January 14, 2003, to be applied to the preparation of financial statements for years commencing on or after January 1, 2003.

For that reason, the Company’s, Cointel’s and Telefónica’s financial statements have been prepared in accordance with the new Argentine generally accepted accounting principles, approved by the CPCECABA and subsequently adopted by the CNV (see Notes 2.3. and 2.6. to the unconsolidated financial statements).

These changes, as they affect the Company, Cointel and Telefónica, primarily require accounting for (a) certain receivables and payables at the discounted value; (b) derivative instruments valued at their fair value; (c) the mandatory adoption of the deferred tax method for income tax booking purposes; and (d) new disclosure requirements of which the most significant are (i) reporting segments information, (ii) reporting of earnings per share, and (iii) presentation of comparative accounting information for interim periods.

On February 5, 2003, the FACPCE approved RT No. 21, which replaced RTs No. 4 and 5, and sets forth the information about related party that must be disclosed in financial statements. On February 19, 2003, under Resolution MD 5/2003, the CPCECABA approved RT No. 21 with certain amendments. RT No. 21 will be in effect with respect to fiscal years beginning on or after April 1, 2003, but may be also applied in advance. As of the date of issuance of the Company’s financial statements, the approval by the CNV of the referred RT was pending.

Evolution of the Current Economic Situation in Argentina

In December 2001, an unprecedented institutional, political, economic, financial and social crisis came to a head in Argentina and forced the resignation of its then president, Fernando de la Rúa. After a number of failed attempts, a special assembly of the National Congress appointed Eduardo Duhalde as caretaker president to head a transition government through late 2003.

The crisis gained new heights in early 2002 following a number of economic policy decisions that severely disrupted the rules of the game as it had been played so far: Argentina unilaterally announced the default of its public debt to private creditors and devalued its domestic currency (with an initial exchange rate set by the government at $ 1.40 = US$ 1.00, that after a liberalization of the exchange market plummeted to around $ 4.00 = US$ 1.00 but eventually recouped in levels such as $ 3.00 = US$ 1.00 in recent months). Coupled to the devaluation, the government ordered what was known as an “asymmetric pesification” of the economy where bank deposits ($ 1.40 = US$ 1.00), liabilities ($ 1.00 = US$ 1.00) and the public debt were converted into pesos at a rate of $ 1.40 = US$ 1.00; public utility rates were converted into pesos and frozen, fixed-term bank deposits were rescheduled (thus being trapped in the so-called “corralón”), restrictions on cash withdrawals (the “corralito”) were maintained, and additional foreign exchange market controls were imposed to further curb free market conditions. All these governmental actions had the effect of pushing the devaluation even deeper, since any cash trickling out of the financial system was used to purchase dollars. At the same time, economic activity fell to an all-time low and both retail and wholesale prices rocketed despite the damping effect that should have derived from the pesification of financial assets.

6

Conditions have stabilized in late 2002 (principally in financial terms and in general economic activity). An announcement that early presidential elections would be held in March 2003 (though subsequently postponed to April 2003) and that a new government will take over in May 2003 had an almost instant soothing effect on the concerns of private economic players as it means that the interregnum of political transition is finally coming to an end. This decision and certain positive attitudes adopted by the government eased the way for the resumption of talks with the IMF with a view to rescheduling short-term payments due through late 2003 on Argentina’s foreign debt to multilateral credit agencies, the commitments being so large that they could not be expected to be paid out of the country’s Central Bank reserves. Though a final agreement on the conditions for such debt rescheduling had not been reached with the IMF by the end of 2002 to enable similar negotiations with all other agencies (particularly the Interamerican Development Bank (IDB) and the World Bank (WB)), negotiations continued at a heightened pace in January 2003 and a transitional, short-term agreement was eventually reached. Under this agreement (covering only the January-August 2003 period), US$6.6 billion in payments due to the IMF and US$4.4 billion due to the IDB and the WB (plus US$5.1 billion owing to the IMF under SRF loans made in 2002, which brings the amount of rescheduled payments to an aggregate US$16.1 billion) have been rescheduled to a longer term. At any rate, the bulk of the demands imposed by the international financial community has only been pushed forward to be dealt with by the next government to take office, leaving the current administration free to focus its efforts on ensuring a smooth political transition and enforcing the election dates that have already been ratified by congressional act (first round: April 27, 2003, potential second round: May 18, 2003 and inauguration of the new presidence: May 25, 2003).

Relatively brighter expectations and a gradual tightening of foreign exchange controls were the forces behind a stabilization of the Peso-US dollar exchange rate around $ 3.45 = US$ 1.00 since August 2002 (to close at $ 2.98 = US$ 1.00 on March 31, 2003) and simultaneously, a partial replenishment of liquid Central Bank reserves, even though payments of principal and interest continued to be made to international multilateral lending agencies; since the beginning of 2003, such restrictions started to be loosened in order to hold back the fall in the Dollar exchange rate. For example, as from May, it will no longer be necessary to obtain the Argentine Central Bank’s consent in order to make principal and interest payments. This required consent affected numerous companies which had foreign creditors.

So far, the recent measures have had no material impact on the demand for Dollars, and the appreciation of the Peso continues hand in hand with positive real interest rates. Stability and the ensuing decrease in the Dollar quotation has fostered investments denominated in Pesos, such as fixed term deposits, Central Bank Bills (LEBAC) or stock investments, gradually reducing interest rates, which currently stand at approximately 15.0% per annum for 30-day terms, compared to 78.0% per annum in last July.

This stability also managed to rein in domestic prices, both on the retail and wholesale fronts. Over the past 12 months in 2002 (retail prices: +41.00% and wholesale prices: +118.00%), inflation escalated at a lower than initially anticipated pace, a fact that would seem all the more surprising when contrasted with a 237% depreciation of the peso relative to the US dollar. This unexpected performance was the result of a virtual freeze on wages and a very high rate of unemployment and underemployment that severely impacted on domestic demand and, in addition to the freeze on public utility rates, kept retail prices from climbing higher. In the first quarter of fiscal 2003, the Argentine peso accumulated a 16.3% appreciation, with the exchange range at $ 2.8 = US$ 1.00 in early May. Retail prices (as measured by the Consumer Price Index) accumulated +2.5%, while wholesale prices (as measured by the Wholesale Price Index) accumulated +0.2%.

Looking at economic activity as a whole, certain signs observed in the second quarter of 2002 might seem to suggest a slowdown in recession, though no claim can as yet be assertively made that recovery is on the firm. One way or the other, a strong reshuffle in relative prices and the improved competitiveness of Argentina’s goods following the devaluation of its currency communicate their beneficial effects to exporters and businesses engaged in producing substitutes for lightweight imports. This is particularly visible in the manufacturing industry and tourism business, unlike the services sector that only started to get back on its feet in recent months. Stagnation or slight improvement in economic activity continued to be the trend during January - March according to certain indicators, and a one digit contraction (-3.6% annual) in Argentina’s real GDP was produced for the last quarter of the year to make up an aggregate contraction of around 10.9% for the full year, the deepest recession in the history of Argentina.

Exports are not significantly cashing in on the competitive edge provided by a much cheaper peso. In the course of 2002, quantities shrank slightly (-0.3%) which indicates that, at least in the short term, a devaluation is not the ideal recipe to boost exports with the lack of credit lines for production and exports being a key element. As regards imports, the process seen in the prior year is now more marked, showing a 37% decrease in the quantities bought. Therefore, the trade account surplus was considerably broader: the amount at year-end was US$ 16.4 billion. During the first two months of 2003, dynamism in both imports and exports increased gradually even though compared to the period of highest uncertainty of the Argentine crisis.

7

The reversal in the trade account (both in terms of goods and non-financial services) and the restrictions on remittances abroad translated into a surplus in the current account for fiscal 2002. This surplus partially financed the flight of capitals from the banking system, especially during the first months of the year; while the rest was financed by a fall in the Central Bank’s liquid reserves. The capital account showed major fund outflows in spite of the restrictions imposed on the exchange market – which have been partially lifted – as during the first months of 2002, the major portion of the capital drainage in the financial system turned to US Dollars. In turn, the private non-financial sector honored certain debt commitments during the year, as did the non-financial public sector that had honored all debt commitments with multilateral credit agencies as of November, but defaulted on a US$ 722 million payment to the World Bank on October 14, a situation reversed on the eve of a framework agreement with multilateral credit agencies last January.

The pace of recovery expected for 2003 is slow even in comparison to the low levels seen in 2002 as a result of the continued lack of private financing derived from the closure of external markets and the absence of a restructuring process in the financial system. In addition, exports would not yet succeed in becoming a growth driver in spite of the expectations related to a high exchange rate in real terms. The rate of inflation was expected to be in the two-digit area as a result of the renegotiation of sectorial pricing agreements to be carried out by the next Government, the partial recomposition of private sector wages in real terms and some rearrangement in the tariffs of public utilities pending a general review of the regulatory framework. However, there are still concerns with respect to the monetary expansion rate recorded in recent quarters, which might have an impact on prices. Therefore, the pass-through level (transfer of the devaluation rate to the inflation rate) would continue to increase gradually as the expected inflation rate is higher than the rate of the devaluation of the Argentine Peso against the US Dollar (this might even become a rate of appreciation of the Argentine Peso). Unemployment would be still high although official measurements of the unemployment rate would show a sensitive reduction by including the beneficiaries of the Household Head Plans as employed.

Prospects related to the exchange rate would indicate a slight depreciation in the Argentine Peso resulting from risk factors and the significant number of pending issues the next Government will have to face. In fact, the current presidential elections are the axis of private sector decisions, even though the outcome of the first round and the contenders for the May 18 balloting are already known (Carlos Menem, with pro-market ideas and Néstor Kirchner, who seems to favor the continuity of current economic policies); the high turnout of citizens at the polls was clearly a highlight, and so were the number of valid polls cast during the elections held on April 27. This shows that Argentines are once again interested in participating in the country’s political definitions, in contrast to the situation seen a short time ago, when skepticism ran high after the sudden collapse of the governing party (the Alliance) and a succession of different Presidents who had not been democratically elected.

The flexibilization in exchange controls will continue to have a combined impact: although the potential flow of demand for US Dollars will increase, the expectations of the private sector will also improve given the tendency to have the exchange market operating normally. However, the flows of supply resulting from the settlement of exports shall continue to offset the weak demand in the single and free exchange market. Domestic interest rates will be positive in real terms and the volumes of loans to the private sector will continue to be small given the lack of definition with respect to the compensation to be received by banks to offset the asymmetrical re-denomination into Pesos of their assets and liabilities, although the capture of deposits would still be related to commercial banks’ need for liquidity to comply with the measures mandating an unfreezing of deposits and to reimburse CEDROs in conformity with Decree No. 739/03 as well as to the possibility of a Supreme Court decision favorable to the recognition of the property rights of savers by re-denominating their deposits into US Dollars.

The following table sets forth rates of inflation, as measured by the Argentine wholesale price index and the rate of real growth of Argentine gross domestic product for the periods shown. Numbers in parentheses are negative.

	March 31,
	2003	2002
Whole Sale Price Index (1)	0.7%	31.8%

(1)	Price index figures are for the three-month periods ended March 31, 2003 and 2002.

	March 31,
	2003 (3)	2002 (2)
Gross Domestic Product (annual % change)	4.5	(16.3)

(2)	Official data.
(3)	Projection estimated by the Company.

8

Tax Reform:

At the end of 2000, the National Congress and the National Executive Power (by delegated faculties) passed a tax reform law that introduced, in addition to the abovementioned changes, the following amendments:

Income Tax

The National Executive Power issued Decree No. 2,242/02 to amend Section 136 of Income Tax Regulations limitatively determining the uncollectibility indexes to be considered by taxpayers in the deduction of bad debts and establishing a regime with lesser requirements for the cases in which the amount is lower than the figure set by the tax authorities for such purposes.

Pursuant to Decree No. 348/03, to be applied to the fiscal years ending as from December 31, 2002 through December 31, 2003, the National Executive Power introduced the actual or apparent cessation of payments on the part of the debtor, as long as the taxpayer evidences out-of-court collection efforts, as an uncollectibility index applicable to loans not covered by the “small amount” definition included in the second paragraph of Section 136 of the Income Tax Regulations.

Pursuant to General Resolution No. 1,457/02, the tax authorities established the figure corresponding to “small amount” loans for the purpose of the second paragraph of Section 136 of the Income Tax Regulations as amended by Decree No. 2,242/02 to be $ 1,500.

Value Added Tax

Law No. 25,360 allows VAT credits generated by depreciable personal or real property acquired after November 1, 2000 to be offset against other taxes, or their reimbursement to be requested, provided that such credits cannot be offset against VAT obligations arising out of business activities during a year, and on condition that the property of reference is still part of the tax payer’s assets.

Under Law 25,717, the effectiveness of this provision as relating to tax credits accruing on or after January 1, 2003, has been suspended until December 31, 2003.

Decree No. 493/01 established a 50% reduction of the capital goods VAT rate and at the same time revoked certain exemptions (leasing of commercial real estate property and others).

Decree No. 363/02 amended Law No. 24,760 on “Factura de Crédito” (invoice covering a credit sale which the debtor has acknowledged, which can be used by small and medium-sized companies as a security for bank credits) and, effective May 1, 2002, included as a requirement for the computation of the tax credit that the seller, lesser, or service provider should issue the Factura de Crédito, when required to do so, and such invoice should be accepted by the buyer, lessee, or service beneficiary, or replaced by some of the payment methods provided by the same law. AFIP (Argentine Public Revenue Administration) General Resolution No. 1,255, also effective May 1, 2002, regulated the system and established as a requirement for the computation of tax credits in agreed-upon cash payment transactions, payment within 15 calendar days of the earlier of delivery or completion of service or issuance of the invoice, or had a Factura de Crédito been issued, accounting for the receipt of the Factura de Crédito until the last business day of the month following delivery or completion of service.

These regulations were subsequently modified by Decree No. 1002/02 and General Resolution (AFIP) No. 1303 respectively, both of which became effective on July 1, 2002, making the regime optional for companies with annual sales in excess of a certain amount, extending to 30 days the term to accept or replace the Factura de Crédito; clarifying the conditions for claiming fiscal credits, setting at $500 the amount per transaction above in which the emission of a Factura de Crédito is mandatory and eliminating certain formalities, among other changes.

Tax on bank checking account transactions

Law No. 25,413 (effective as from March 26, 2001) added a tax of up to 0.6% on certain bank checking account debits and credits. The National Executive Power was in charge of setting the conclusive tax rate within the range authorized by Congress. The rate was set at 0.25% by Decree No. 380/2001 as from April 1, 2001, and it was subsequently increased to 0.4% by Decree No. 503, in force as from May 3, 2001. As from that date, 37.5% of this tax may be computed as payment on account of income tax, value-added tax, or tax on minimum presumed income. On July 31, 2001, Law No. 25,453 became effective. This law repealed certain exemptions and authorized this tax to be computed as payment on account of social security contributions (as well as toward the

9

abovementioned taxes). The National Executive Power, through Decree No. 969/01, raised the tax rate to the maximum value allowed by law, and provided that 58% of the tax may be computed as payment on account of other taxes. Both would be effective as from August 1, 2001.

Later, Presidential Decree No. 1,676/01, published in the Official Bulletin on December 20, 2001, reduced the computable tax to 10% effective as of January 1, 2002, and limited its computation as value-added and income tax. Finally, Presidential Decree No. 315/02 published in the Official Bulleting on February 18, 2002, abrogated computation of 10% of this tax as payment on account of the taxes mentioned above.

Law 25,722, effective January 8, 2003, extended the application of this tax through December 31, 2004.

The creation of this tax implies an increase in Telefónica’s tax burden; as agreed upon in the Transfer Contract, this increase in tax liabilities may be transferred to the rates. At Telefónica’s request, Resolution No. 72/03 of the Ministry of Economy set forth the methodology to be applied to transfer such tax burden. This resolution authorizes Telefónica, among other organizations, to transfer the increase in the amount paid for this tax as from February 6, 2003 (date of publication in the Official Bulletin) to the regulated services in accordance with the methodology provided.

Social security contributions

As from July 1, 2001, Decree No. 814/01 increased to 16% the social security contributions related to the following subsystems: retirement, family allowance, employment fund, and healthcare organization for retirees and pensioners. Contributions related to the healthcare organizations system were kept at 5%. At the same time, it provided that a percentage of such contributions, which varies depending on the geographic area where the payroll-employee work is performed, be calculated as a VAT credit. The net effect of both measures is zero with respect to the rates effective through December 31, 2001.

Law No. 25,453 raised, as from August 1, 2001, the above rate from 16% to 20% for companies in the commercial and services sector. Likewise, section 80 Law No. 25,565 increased statutorily mandatory contributions to health plans from 5% to 6% and the unified contribution created by Decree No. 814/01 from 16% to 17% or from 20% to 21%, as appropriate, intended for the INSSJP (National Institute of Social Services for Retirees & Death and Disability Pension Beneficiaries).

Decree No. 1,273/01 effective as from July 1, 2002 established the payment of a non-remuneratory monthly amount of $100 for employees covered by collective labor agreements, establishing that such payment is subject to welfare fund and INSSJP deductions and contributions.

By Decree No. 2,641/02, the federal government established a non-wage benefit of $130, payable monthly, in substitution of the amount described above and otherwise identical to it, to be paid between January 1 and February 28, 2003, and a similar one of $150 monthly payment to be made between March 1 and June 30, 2003.

Law No. 25,723, effective January 17, 2003, introduced changes to certain provisions of the exhibit I of Decree No. 814/01 that are applicable to employer contributions paid on or after February 1, 2003, reducing by 1.5% the available value added tax credit on social security contributions and food vouchers. This change does not apply in geographical areas where the tax credit was over 7% before the amendment.

Following this amendment, value added tax credits are no longer available on contributions made in respect of employees in the Buenos Aires City and Greater Buenos Aires, while those for employees throughout the rest of the province of Buenos Aires and most of Argentina have been reduced by the indicated average, thus increasing net contributions.

Decree No. 746/03, published in the Official Bulletin on April 2, 2003 repealed, effective as from April 1, 2003, Section 52 of Decree No. 1387/01, which authorized, as from a specified date, social security contributions paid in excess of the tax credit set forth by Section 4 of Decree No. 814/01 to be computed as a VAT credit.

Until July 31, 2003, printing industry, radio broadcasting and transportation activities were outside the scope of the above repeal.

Buenos Aires Province turnover tax

Law No. 12,727 of the Province of Buenos Aires increased the turnover tax rate by 30% as from July 1, 2001 for taxpayers who in 2000 paid more than $ 200,000 of such tax. In the case of telephone service, this means raising the rate for such jurisdiction from 3.5% to 4.55%.

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The above rate was passed on by Telefónica through the rates applied to customers receiving service in Buenos Aires, under the tax stability rules of the regulatory framework.

The extension of the emergency increase to fiscal year 2002 has been confirmed by the Revenue Bureau for the Province of Buenos Aires.

The Government of the City of Buenos Aires by Law N° 745, effective as from January 1, 2002, modified the comformation of the taxable basis for the international telecommunications service. The new taxable basis will be the total income to which the company resident in Argentina is entitled.

Tax legislation for 2003 excludes telephone services from the scope of application of this incremental emergency rate but simultaneously increased the tax rate to 4.60%.

Under the 2003 Tax Code, a tax exemption existing in prior years is no longer available for service exports. In addition, a new rate is payable in connection with control of telecommunications supports and antennas.

Tax on personal assets

Law No. 25.585, published in the Official Bulletin on May 15, 2002 introduced an amendment, to be applied to fiscal year 2002, in the tax on personal assets by establishing that shares and interests in companies governed by Companies Law No. 19,550, owned by individuals or undivided estates residing in Argentina or abroad, or legal entities residing abroad, would be treated for tax purposes as if owned by the company, which would act as a substitute taxpayer.

The law set forth a 0.5% tax rate to be determined on the taxable basis resulting from the equity value of the shares arising from the most recent balance sheet closed as of December 31 of each year.

The law empowers Telefónica to collect from the owners the amounts paid, withholding or even foreclosing the assets that gave rise to the payment.

As of to date, no regulations have been issued to apply this tax.

Financial Periods Covered

Until the fiscal year ended December 31, 2001, and since the Company’s related companies tend to report their financial statements as of the end of required filing terms, the Company valued its interest in such investments under the equity method of accounting, using the financial statements of such companies with a three-month lag with respect to the Company’s financial statements closing date, adjusted for significant events occurred in the three-month lag. As a result of the transactions described above in “Agreement between the Company’s Former Principal Shareholders and TESA”, the Company has sold its interests in such investees, other than its interest in Cointel, Atco and AC, companies indirectly controlled by TESA. In the first quarter of 2002, since the Company is able to obtain Cointel’s financial statements at the date of issuance of its own financial statements, the Company eliminated the three-month lag in computing its participation in Cointel’s equity that existed until 2001. Consequently, the equity interest in Cointel was calculated considering the Company’s equity participation on Cointel’s income for the three-month periods ended March 31, 2003 and 2002. See Note 2.3.c) to the unconsolidated financial statements.

Comparison of the Company’s Results of Operations for the three-month periods ended March 31, 2003 and 2002

(Figures stated in constant millions of pesos)

All references made below to 2003 and 2002 are to the three-month periods ended March 31, 2003 and 2002, respectively.

	2003	2002
Equity interests in related parties	226	(1,587)
Other income relating to equity interests in related parties, net	15	22
Administrative expenses	(1)	(2)
Financial gains and losses, net	184	(1,360)

Net income (loss) for the period	424	(2,927)

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Equity Interests in Related Parties

For the reasons explained in “Financial Periods Covered”, the Company’s ownership interests in related parties for the three-month periods ended March 31, 2003 and 2002 reflects the Company’s equity in the net income (loss) of: (i) Cointel for the three-month periods ended March 31, 2003 and 2002 (which in turn reflects Cointel’s equity in Telefónica’s net income (loss) for the three-month periods ended March 31, 2003 and 2002). The Company’s equity interests in related parties increased to a gain of 226 million in 2003 from a loss of 1,587 million in 2002, attributable to the Telecommunications Business (see Note 2.3.c) to the unconsolidated financial statements) and include losses of 10 million in 2003 and 2002 related to the depreciation of the goodwill on its investment in Cointel.

The variation in the Company’s equity in earnings/losses of ownership interests in related parties attributable to the Telecommunications Business to a gain of 226 million in 2003 from a loss of 1,587 million in 2002, was due principally to the changes in Cointel and Telefónica’s results for such periods. See Telecommunications Business and Evolution of the Current Economic Situation in Argentina.

Other income relating to equity interests in related parties, net

Other income relating to equity interests in related parties decreased by 7 million in real terms in 2003 as compared to 2002. The only significant income that the Company currently receives is from the agreement with Telefónica S.A. Sucursal Argentina (“TESA Arg.”).

Administrative Expenses

Administrative expenses include: (i) legal and auditors’ fees, (ii) tax on bank checking account transactions, (iii) miscellaneous administrative expenses. Administrative expenses decreased 1 million in 2003 as compared to 2002.

Financial gains and losses, net

The Company’s financial gains and losses, net, amounted to a gain of 184 million in 2003 and a loss of 1,360 million in 2002.

The variation in 2003 as compared to 2002 was principally due to: (i) an increase of 1,532 million in financial losses generated by liabilities to a gain of 184 million in 2003 from a loss of 1,348 million in 2002 mainly due to the impact of the appreciation of the peso on the net monetary position in foreign currency, which, net of the result from the monetary gain/loss, amounted to a gain of 229 million in 2003 and a loss of 1,305 million in 2002, due to the effect of the Argentine peso devaluation described in “Evolution of the Current Economic Situation in Argentina”, and (ii) an increase of 12 million in financial and holding losses generated by assets due mainly to (a) a loss from the exposure to inflation of monetary assets of 14 million in 2002, partially offset by (b) an exchange difference gain of 2 million in 2002 due to the effect of the Argentine peso devaluation described in “Evolution of the Current Economic Situation in Argentina”.

Net income (loss) for the period

As a result of the factors discussed above, the Company had a net gain of 424 million in 2003 and a net loss of 2,927 million in 2002.

Telecommunications Business

Comparison of Cointel´s Unconsolidated Results of Operations for the three-month periods ended March 31, 2003 and 2002

(Figures stated in constant million pesos of March 31, 2003 – see note 2.1. to the unconsolidated financial statements)

As of March 31, 2003, the Company’s ownership interest in Cointel amounts to 50.0% of the capital stock, representing 49.84% of Cointel’s total votes.

All references made below to 2003 and 2002 are to the three-month periods ended March 31, 2003 and 2002, respectively.

The discussion relating to Cointel is based on Cointel’s unconsolidated financial information for 2003 and 2002. The Company believes that such financial information rather than Cointel’s consolidated financial statements, highlights more effectively the effect on Cointel’s activities other than its holding of Telefónica stock.

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	2003	2002
Income (Loss) on equity investment in Telefónica	361	(2,358)
Administrative expenses	—	(1)
Financial gains and losses, net	112	(718)

Net income (loss) for the period	473	(3,077)

Operating cash flow	—	(1)

Income (Loss) on Equity Investment in Telefónica

Income on equity investment in Telefónica increased to a gain of 361 million in 2003 from a loss of 2,358 million in 2002. This increase was due to the variation in Telefónica’s net income in such periods (see “Comparison of Telefónica’s Consolidated Results of Operations for the three-month periods ended March 31, 2003 and 2002”). Income (Loss) on equity investment in Telefónica includes a loss of 6 million in 2003 and 2002 related to the depreciation of the goodwill on Cointel’s investment in Telefónica.

Financial Gains and Losses, net

Financial Gains and Losses, net amounted to a gain of 112 million in 2003 and a loss of 718 million in 2002, representing an increase in the gain of 830 million. The variation was mainly due to the impact of the appreciation of the peso on the net monetary position in foreign currency, which, net of the result from the monetary gain/loss, amounted to a gain of 142 million in 2003. In addition, interest charges amounted to a loss of 30 million in 2003, net of the effect of inflation, due to the increase in interest and exchange rates.

Income Tax

Under Argentine law, Cointel’s income on its equity investment in Telefónica is non-taxable. Also, most of Cointel’s expenses are tax-deductible. Consequently, Cointel estimates that there would be no tax payable and therefore, no income tax charge was accrued in 2003 and 2002.

Net Income (Loss) for the period

As a result of the factors described above, Cointel had a gain of 473 million in 2003 and a loss of 3,077 million in 2002.

Comparison of Telefónica’s Consolidated Results of Operations for the three-month periods ended March 31, 2003 and 2002 (Figures stated in constant million pesos of March 31, 2003 – see note 2.1. to the unconsolidated financial statements)

As of March 31, 2003, the Company holds an indirect ownership interest in Telefónica, through its 50.0% ownership interest in Cointel, which in turn controls Telefónica, through its 100% ownership interest in Telefónica’s Class “A” shares and 40.2 million Class “B” shares of Telefónica which represents approximately 62.5% and 2.3%, respectively, of Telefónica’s outstanding capital stock.

All references made below to 2003 and 2002 are to the three-month periods ended March 31, 2003 and 2002, respectively.

	2003	2002
Net revenues	611	1,145
Cost of services provided	(480)	(628)
Administrative expenses	(92)	(131)
Selling expenses	(43)	(190)
(Loss) Income on equity investments	(1)	3
Financial Gains and Losses, net	591	(3,850)
Other expenses, net	(22)	(30)
Income tax	—	51

Net income (loss) for the period	564	(3,630)

EBITDA (1)	319	518

Lines installed (in thousands)	4,890	4,884
Lines in service (in thousands)	4,414	4,546
Lines in service per 100 inhabitants	23,7	24,4
Lines in service per employee	501	483

(1)	EBITDA is defined as operating income plus depreciation.

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Telecommunication Rate Regulation

Law No. 25,561 provided for: (1) the annulment of dollar or other foreign currency adjustments and indexing provisions; (2) the establishment of an exchange rate for dollar-denominated prices and rates ($1 = US$1); and (3) the authorization for the National Executive Power to renegotiate the conditions of the above contracts taking into account the following criteria: (a) the impact of the rates on the competitiveness of the economy and on distribution of income; (b) service quality and investment plans, when such aspects are contemplated in the contracts; (c) the interest of users and access to the services; (d) the security of the comprised systems and (e) the profitability of the companies.

Decree N° 293/02, dated February 12, 2002, the National Executive Power entrusted the Economy Ministry with the renegotiation of such agreements, including agreements that govern the provision of basic telephony services. The contractual renegotiation proposals were to be submitted to the National Executive Power within 120 days after the effective date of this Decree. The Company and Telefónica fulfilled the filing of the information required by the Government, which included proposals to overcome the emergency.

In the opinion of the Company and Telefónica’s management and its legal counsel, the deep changes in the Argentine economic model experienced since the beginning of 2002, including the enactment of the Economic Emergency Law, the depreciation of the Argentine peso against the U.S. dollar, the increase of domestic prices and the de-dollarization of rates, constitute extraordinary economic events that modified the economic and legal framework established by the Convertibility Law, which have therefore significantly changed the economic and financial equation and so justify an adjustment of the rate scheme to gear with the currently prevailing circumstances, such adjustment being fully in agreement with the principles set forth in the List of Conditions and the Transfer Contract, so as to ensure a regular, continued and efficient service supply.

The Transfer Contract contemplates the possibility of automatically adjusting rates in view of extraordinary unforeseen events as therein defined, or events or acts by the Government that materially affect the original economic and financial equation contemplated in the Transfer Contract.

In accordance with the foregoing, the proposal filed by Telefónica to the Government consists in the reinstatement of the rate scheme committed under the Transfer Contract, which provides rates denominated in pesos restated by applying the monthly CPI (“Consumer Price Index”) prevailing in Argentina, or in the case of significant differences between it and the variation of the U.S. dollar, by applying a polynomial formula that considers 40% of the monthly variation in the price of the U.S. dollar and 60% of the variation of the monthly CPI in Argentina, that had been set aside by the advent of the Convertibility Law and Decree 2,585/91. In addition, based on the above, Telefónica proposed alternative approaches to achieve that objective, in particular to manage the transition from the current rates to those resulting from the application of the Transfer Contract.

Subsequently, under Decree N° 1,839/2002 dated September 16, 2002, the National Executive Power extended for an additional term of one hundred and twenty business days since the expiration of the term set forth by Decree 293/2002, the term for the Ministry of Economy to submit to the National Executive Power the proposals for contracts renegotiation affected by the provisions of Section 8 of Law N° 25,561. Resolution No. 62/2003 dated January 31, 2003, extended for an additional term of sixty business days since the expiration set forth under Decree N° 1,839/2002.

In accordance with Resolution No. 72/03, in February 2003 the Ministry of Economy approved a methodology to calculate and transfer to Telefónica’s clients the impact of the tax on checking account transactions imposed by Law No. 25,413 and paid by Telefónica as from the date Resolution No. 72/03 comes into force. Resolution No. 72/03 expressly refers to the Transfer Contract as the basis of the approval of such method. Telefónica considers that the position taken by the Ministry of Economy in this Resolution is consistent with the proposal submitted and with its rights under the Transfer Contract. In accordance with Resolution No. 72/03, all taxes paid before that date are included in the contractual renegotiation imposed by the Public Emergency Law.

According to the Emergency Decree No. 120/03 issued by the Argentine Government on January 23, 2003, the Argentine Government may perform the temporary tariff reviews or adjustments considered necessary or advisable to ensure continuity in the availability, security and quality of the services provided to users under these contracts until the conclusion of the renegotiation of public utilities agreements and licenses provided for in the Public Emergency Law.

On January 29, 2003, the Argentine Government issued Decree No. 146/03 establishing a transitional adjustment in the power supply and gas rates. However, such measure has been challenged in court and has been suspended by a court order. In addition to the renegotiation process mentioned in preceding paragraphs, Telefónica has also applied for a transitional adjustment in tariffs, but no decision has been made yet. Therefore, Telefónica may not assure that any transitional adjustment in tariffs shall be granted, and should the Government

14

grant the right to introduce such adjustments, Telefónica cannot assure that the Government’s decision will not be challenged in court.

In the opinion of the Company’s and Telefónica’s Management and its legal counsel, in conformity with the general principles of administrative law applicable to the Transfer Contract and the List of Conditions, future tariffs are to be established at a level deemed sufficient to cover the costs of the service in order to maintain a regular, continuous and efficient supply of public telephony services as set forth in the legal framework governing the Transfer Contract. However, it cannot be ensured that the Argentine Government shall adopt Telefónica’s position with respect to the effects of the current situation in connection with such Transfer Contract covenants. It is likely that after a certain time period this tariff regime shall not maintain the value of tariffs in U.S. Dollars or in constant Pesos with respect to any prior increase or possible future increase in the general price level. If, as a result of the renegotiation, future tariffs were to evolve at a pace significantly below the levels established in the Transfer Agreement, the tariff regime would have a substantial adverse effect on the Company’s and Telefónica’s financial position and future operating results. As of the date of issuance of these financial statements, the Company’s and Telefónica’s Management may not predict the final outcome of the renegotiation required by the Public Emergency Law nor the tariff regime to be imposed in the future or when such outcome shall take place.

Net Revenues

Net revenues decreased by 46.6% to 611 million in 2003 from 1,145 million in 2002.

As a consequence of the inflationary context in Argentina, the de-dollarization and lack of indexation of public services rates as described in “Evolution of the Current Economic Situation in Argentina” and “Telecommunication Rate Regulation”, the decrease in revenue was principally due to the drop of approximately 45.8% in prices measured in real terms.

The following table shows operating revenues in millions of pesos by category of services for the three-month periods ended March 31, 2003 and 2002 restated as described in Note 2.1. to the unconsolidated financial statements.

	2003	2002
	(in million of Argentine pesos)
Basic telephone service
Measured service	183	345
Monthly basic charges (1)	158	311
Special services	84	144
Installation charges	6	19
Public phones	49	87
Access charges	40	101
International long-distance service	29	34
Telephone equipment	2	11
Publishing of telephone directories	—	16
Other	60	77

Total	611	1,145

(1)	Includes monthly basic charges and charges for supplemental services.

Measured service includes revenues that Telefónica collects from the traffic consisting of local and domestic long-distance calls made by its own customers to other of its own customers through Telefónica’s network, and to customers of other operators routed through Telefónica’s networks as well as other operators’ networks. In this latter case, Telefónica bills and collects revenues from its customers for the call, but pays other operators for the cost of using their networks (see “Cost of Services Provided, Administrative Expenses and Selling Expenses”, “Fees and payment for services”).

Measured service decreased by 47% to 183 million in 2003 from 345 million in 2002. The variation was mainly due to: (i) a decrease in rates measured in real terms by approximately 46% as a result of applying the same rate per telephone pulse of $0.0469 in each period in the inflationary context previously described, partially offset by a decrease in commercial and low consumption discounts in 2003 compared to 2002; and (ii) a decrease in the average number of billable lines (fixed charge lines) of 4.3%, in the number of local lines and a decrease in the average number of billable domestic long distance lines (which includes increases and decreases of long distance lines as a result of the implementation of the presubscription process). Approximately 87% of the variation in revenues from the measured service is due to the factor described in (i).

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Monthly basic charges decreased by 49.2% to 158 million in 2003 from 311 million in 2002. The variation was mainly due to the rate reduction in real terms of about 46% as a result of the application in 2003 of the same rate applied in 2002 within an inflationary context such as has been described previously, which was partially offset by a reduction in the discounts granted to customers. This decrease was accentuated by the large number of customers who were disconnected, mainly for non-payment, during 2003.

Special services decreased by 41.7% to 84 million in 2003 from 144 million in 2002. The changes were principally due to a drop in prices in real terms that has affected the Digital Trunk Access, collect call charges and prepaid cards and internet access and traffic services. During 2003 there was an i) increase of 33% in consumption of prepaid cards that did not fully compensate the rate reduction in real terms and ii) a decrease in internet access and traffic minutes of 41%.

Revenues from installation charges decreased by 68.4% to 6 million in 2003 from 19 million in 2002. The change was principally due to a decrease in prices in real terms.

Revenues from public phones decreased by 43.7% to 49 million in 2003 from 87 million in 2002. The decrease was mainly due to: (i) a drop in prices in real terms; (ii) a reduction of 23.4% in the number of semi-public lines; and (iii) a decrease by 9.4% and 25% in public telephone lines and consumption, respectively.

Access charges revenues as of March 31, 2003 and 2002, amounted to 40 million and 101 million, respectively, representing a decrease of 60.4%. This variation was mainly due to (i) a decrease in rates in real terms as a result of the economic situation; and (ii) a decrease in the consumption of interconnection services by cellular telephone and long-distance operators.

International long-distance service revenues decreased by 14.7% to 29 million in 2003 from 34 million in 2002. This change was mainly due to a reduction of rates in real terms of 26.9% and a reduction in incoming and outgoing traffic with other international operators of approximately 23% and 33%, respectively, which is compensated with a decrease in discounts granted to customers.

Revenues from sale of equipments and telephone accessories dropped from 11 million in 2002 to 2 million in 2003, representing a 81.8% decrease. This variation was due to a significant reduction of approximately 40% in average in the units sold of telephone, computer equipments and cell phones, among others, and a reduction in sale prices in real terms.

Revenues from the publishing of telephone directories were 16 million in 2002 which represents a decrease of 100%. No telephone directories were distributed during the course of 2003 as a result of changes in the distribution schedule.

Other revenues decreased from 77 million in 2002, up to 60 million in 2003, which represents a decrease of 22.1%. This variation was mainly due to a reduction in revenues from Direct Lines of 3 million as a result of lower rates in real terms and a decrease in sales of approximately 20% and a decrease of services to related companies of 24 million.

Operating costs

Operating costs (cost of services provided, administrative expenses and selling expenses) decreased by 35.2% to 615 million in 2003 from 949 million in 2002.

The following table shows the breakdown of expenses for the three-month periods ended March 31, 2003 and 2002 (net of intercompany transactions), restated as described in note 2.1. to the unconsolidated financial statements.

	2003	2002
	(in million of Argentine pesos)
Salaries, social security taxes and other personnel expenses	84	157
Depreciation and amortization (1)	323	322
Fees and payments for services	108	190
Management fee	31	48
Material consumption and other expenses	13	25
Allowance for doubtful accounts	12	112
Sales cost	1	12
Other	43	83

Total	615	949

(1)	Excluding the portion corresponding to financial expenses.

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Salaries and social security taxes variation was mainly due to a drop in real terms in salaries during 2003 and a personnel reduction in Telefónica, which decreased to 8,808 in 2003 from 9,418 in 2002.

Total depreciation increased to 323 million in 2003, from 322 million in 2002. The change was principally due to the completion of works in progress after March 31, 2002, the depreciation of which started as of such date, which was fully offset by the effect of assets that are no longer depreciated because their useful-life has ended.

Fees and service charge decreased by 43.2% to 108 million in 2003 from 190 million in 2002. The variation was basically generated by a reduction in service costs in real terms principally in (i) advisory and consulting expenses by 5 million, services related to information systems of 9 million, sales commissions by 6 million, temporary personnel costs by 5 million; (ii) decrease in interconnection charges with other operators by 26 million due to a decrease of consumption and tariffs (in real terms); (iii) expenses related to Building refurbishing incurred during 2002 by 1 million; (iv) network maintenance costs for 17 million; (v) expenses related to the directories publishing business for 2 million, due to directories distribution; (vi) advertising expenses by 3 million related to the completion of certain advertising campaigns carried out mainly in 2002 and (vii) travelling, safety and communications expenses by 4 million.

The charge for the allowance for doubtful accounts decreased to 12 million in 2003 from 112 million in 2002. This represents a 89.3% decrease. The charge was 2% in terms of allowance for doubtful accounts over net revenues, equivalent to 80% decrease compared to 2002. This decrease is primarily due to a decision made by Telefónica in 2002 to reassess the recoverability of its receivables from Argentine government agencies generated by debtors in arrears and the new recoverability plans designed by Telefónica in late 2002. This is also due to diferent plans designed to manage overdue balances and collections.

Costs for consumption of materials and other supplies decreased from 25 million in 2002 to 13 million in 2003, which represents a 48% decrease. This variation is primarily the result of lower consumption of certain materials and in real prices.

The cost of sales, which consists of telephone equipment, telephone accessories and other supplies, decreased to 1 million in 2003, from 12 million in 2002, representing an 91.7% decrease. This reduction in the cost of sales is mainly due to the discontinuation of computer and electronic equipment sales, which was not offset by the increase in accessories and other equipment.

The charge to income of other operating costs decreased from 83 million in 2002, to 43 million in 2003, which represents a 48.2% decrease. The variation was mainly due to the decrease in costs in real terms, and particularly in: i) taxes by 6 million, ii) transportation costs by 3 million, iii) other personnel expenses of 2 million, iv) commissions by 4 million, v) rentals by 21 million.

Other Expenses, Net

Other expenses, net decreased to 22 million in 2003 from 30 million in 2002, representing a 26.7% variation. Such decrease is mainly due to a decrease in charges in real terms. The variation mainly results from a reduction in contingency charges of approximately 10 million that was partially offset by a 5 million increase in employee termination charges.

Financial Gains and Losses

Consolidated gross capitalized interest totaled 1 million in 2003 and 7 million in 2002. See Note 2.2.f) to the consolidated financial statements.

In 2003 and 2002, net financial gains and losses amounted to a gain of 591 million and a loss of 3,850 million, respectively, representing a reduction in such charges of 4,441 million. The variation was mainly due to the impact of the appreciation of the peso on the net monetary position in foreign currency, which, net of the result from the monetary gain/loss, amounted to a gain of 708 million in 2003. In addition, interest charges decreased by 88 million, to a loss of 119 million in 2003 from a loss of 207 million in 2002.

Income Tax

The charge to income of 51 million in 2002 corresponds to the reversal of net deferred taxable liabilities existing at the beginning of the 2002 fiscal year, mainly as a result of the effects of the devaluation of the Argentine peso occurred in that year, over the calculation of the deferred tax (see Note 2.2.j) to the consolidated financial statements).

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Net income/loss

Net income increased from a loss of 3,630 million in 2002 to a gain of 564 million in 2003.

Media Business

The Company looks to TESA’s global media affiliate, Telefónica Media S.A., to set the business strategy for Atco and AC. The Company considers Atco and AC to be passive investments.

On the basis of financial information furnished by Atco to the Company as of March 31, 2003, Atco presents negative shareholders’ equity. Also, given that the Company is under no obligation to make capital contributions to Atco for the purpose of restoring the latter’s negative shareholders’ equity, the Company valued its investment in Atco as of March 31, 2003 at nil, to adjust it to its estimated recoverable value, and did not book any related liability. Additionally, as of March 31, 2003, the Company decided to value the investment in AC at nil, to adjust it to its recoverable value pursuant to information available as of such date. See Notes 5.1.b) and c) to the unconsolidated financial statements.

Company’s Liquidity and Capital Resources

As of March 31, 2003, the Company’s total liabilities amount to 1,672 million, which consist of 22 million in Negotiable obligations (including interests as of that date), 1,645 million of payables to related parties and 5 million in tax liabilities, other payables and short-term accounts payable.

Historically, the Company has funded its capital requirements principally through cash dividends from Cointel, other income relating to equity interests in related parties, proceeds from disposing of its ownership interests and other assets, and bank borrowings.

The Company’s principal source of cash has traditionally been dividends paid to it by Cointel. Cointel paid to its shareholders an aggregate of 1,452 million (at historical values) in cash and in-kind dividends from January 1, 1994 through March 31, 2003. Cointel did not pay dividends during the three-month periods ended March 31, 2003 and 2002. Cointel’s principal source of cash revenues is the cash dividends paid to it by Telefónica. Telefónica paid Cointel an aggregate 1,190 million (at historical values) in cash dividends from January 1, 1994 through March 31, 2003. Telefónica did not pay dividends during the three-month periods ended March 31, 2003 and 2002.

In 1997 the Company began receiving income under the agreement with TESA Arg. mentioned in 6.c) (i) to the unconsolidated financial statements. During 2003 and 2002, the Company collected 28 million and 0.2 million (in constant pesos as of March 31, 2003), respectively.

The Company uses its funds mainly to pay principal amount and interest on its debt, to acquire ownership interest and to make capital contributions to controlled companies and related companies. During 2003 and 2002 the Company did not pay dividends.

As a consequence of the transfer of the Company’s shares to TESA, as explained in “Agreement between the Company’s Former Principal Shareholders and TESA”, that materialized a “Change of Control” as defined in the Negotiable obligations issuance terms and conditions; and as provided in its terms and conditions, the Company has granted to the noteholders the right to request the Company to repurchase their Negotiable obligations at a purchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest through February 14, 2001 (“the Repurchase Date”). Therefore, on the Repurchase Date and in March 2001, the Company repurchased part of such Negotiable obligations for a face value of 174.7 million and US$290.2 million, and had to pay 176.5 million (at historical value) and US$293.0 million plus interest and applicable taxes. The funds required to repurchase the bonds were obtained through a loan from TISA in the amount of US$530.1 million. See Note 6.c) (iii) to the unconsolidated financial statements. Additionally, in August 2001, the Company decided to accept an offer to repurchase the balance of Serie C Negotiable Obligations, whose face value amounted to 0.3 million.

On October 9, 2001, as a consequence of the CNV solicitation from July 20, 2001, the Company’s Board of Directors resolved to call a Special Series A and B Noteholders´ Meeting to be held on October 30, 2001, which was celebrated in second call on November 12, 2001, to request an authorization to eliminate and/or modify certain commitments assumed in connection with the issuance terms and conditions of such Obligations negotiable (“the Authorization”). Additionally, on October 12, 2001, the Company’s Board of Directors resolved to repurchase Series A and B negotiable obligations from its noteholders (“the Purchase Offer”), at a purchase price, in cash, equivalent to 100% of the principal amount (“the Repurchase Price”) plus interest accrued and unpaid through the day immediately preceding to the repurchase date (“the Second Repurchase Date”). As a result of the Purchase Offer on November 13 and December 5, 2001, the Company repurchased Negotiable Obligations for a

18

face value of US$20.3 million plus interest accrued and taxes related. The funds required to repurchase negotiable obligations were partially obtained through a loan from TESA in the amount of US$11 million. The cost derived from the abovementioned repurchase, including legal and technical advisory fees and the Authorization Fee, amounted approximately to US$1 million, which had been accrued as of December 31, 2001.

On February 12, 2002, the Company cancelled the balance of the principal of Negotiable Obligation Series A that amounted to US$7.0 million and interest accrued as of such date.

After the repurchases and repayments mentioned above, the Company has cancelled approximately 98.5% of the Negotiable Obligations for a face value of 175 million and US$317.4 million. Until June 30, 2002, as the Company had the intention to repay the principal amount of Negotiable obligations, it had classified the principal amount as Current bank and other financial payables. As of March 31, 2003, due to the stabilization of the Argentine macroeconomic context described in detail in Note 4. to the unconsolidated financial statements, the Company has decided to maintain the principal amount of Negotiable obligations until its maturity date, and has classified the principal amount of Negotiable obligations of US$7.6 million (equal to 22 million as of March 31, 2003) as Noncurrent bank and other financial payables as of March 31, 2003.

According to the abovementioned, as of March 31, 2003, the balance of the principal related to TISA´s loan, after the interest capitalization mentioned above, amounted to US$543 million (equivalent to $1,617 million as of March 31, 2003). In obtaining the abovementioned loan, the Company has assumed certain commitments, mainly involving limitations on the sale of assets, limitations on liens of certain assets, limitations on the Company or any of its affiliates becoming a party in merger or spin-off operations, with certain exceptions. In addition, the loan shall forthwith become due and payable: 1) upon the Company defaulting on any of the commitments assumed under the loan agreement, 2) in the event of any change in the Company’s controlling shareholder, 3) if the Company or its affiliates are unable to comply with their obligations, 4) changes in the Company’s main business activity, 5) if the Company or any of its affiliates lose the government licenses obtained and 6) if there are changes in the Company’s equity, economic and financial situation that due to their adverse nature may affect the Company’s ability to comply with the obligations assumed in the agreement or if there are restrictions that may limit the ability of the Company to repay its debts.

Additionally, during the January-March 2002 quarter, the Company received loans from Telefónica for US$5.8 million (“the Dollar loans”) and 4.6 million (at historical values) (“the Peso Loans”). On April 15, 2002, Telefónica assigned to TESA Arg. the Peso Loans in the amount of 4.7 million (at historical values) which were due and payable, together with interest accrued as of such date. Furthermore, on such date TESA Arg. and the Company agreed to offset a portion of the amount owed by TESA Arg. in connection with the agreement described in Note 6.c) (i) to the unconsolidated financial statements against the Peso Loans owed by the Company to TESA Arg. for a total amount of 4.7 million (at historical values). On April 26, 2002, the Company entered into an assignment agreement with Telefónica and TISA pursuant to which Telefónica assigned to TISA the Dollar Loans in the amount of US$5.8 million, which includes principal amount and accrued interest as of April 26, 2002. As of March 31, 2003, the book value of such loan amount to US$6 million (equivalent to $19 million as of March 31, 2003), corresponding to principal amount plus accrued interests as of that date.

In relation to the loans mentioned above, the creditor has advised the Company that until September 20, 2003: (i) the effects of the Public Emergency and Currency Exchange System Reform implemented in Argentina by Decree No. 1,570/01, Law No. 25,561, as supplemented and amended, in force shall not be considered by the creditor as an event of default; and (ii) the creditor shall not consider that, until such date, an acceleration event has been verified under the agreements with TISA. Additionally, some of the loan agreements in effect include acceleration events in case certain judicial or extra-judicial proceedings are filed for amounts in excess of certain net equity percentages of the Company or relevant affiliate. The Company obtained a waiver in connection with those proceedings as of the date of issuance of these financial statements, covering at least the current terms of those loans.

As of March 31, 2003, the Company has current liabilities in foreign currency for an amount of approximately US$553 million (equivalent to 1,648 million as of March 31, 2003).

Additionally, the Company is evaluating Cointel’s financing needs considering the Argentine economic situation and the current difficulties to have access to credit and will make its best efforts to provide Cointel with such financing, directly or indirectly, subject to the Company’s own fund availability, which depends on the evolution of the issues affecting the Company’s financial situation. See Notes 2.3. to the unconsolidated financial statements.

The Company has prepared its financing projections and plans expecting to cover future fund needs to face short-term debt mainly with funds generated by operations plus, as it is possible, by the evolution of current economic measures, bank loans and access to capital markets; or otherwise, requesting for long-term refinancing of its payables.

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However, owing to the macroeconomic situation described in Note 4. to the unconsolidated financial statements, as of the date of issuance of the accompanying financial statements, third parties’ credit lines are not available in amounts sufficient to enable the Company, together with internally generated funds, meet current debt obligations. Furthermore, it is not possible to determine whether this situation will evolve favorably in the short term.

Since early December 2001, Argentine authorities implemented a number of monetary and currency exchange control measures that mainly included restrictions on the withdrawal of funds deposited with banks and tight restrictions for making transfers abroad, with the exception of those related to foreign trade and other authorized transactions, most of which have been eliminated as of the date of issuance of these financial statements (see Note 4. to the unconsolidated financial statements).

On the other hand, TESA has advised the Company that, as of the date of issuance of the accompanying financial statements, it is still evaluating the Argentine macroeconomic context and analyzing financing alternatives for the Company, including the possibility or not of arranging a long-term refinancing of the current loans of its controlled company TISA with the Company and, if necessary, providing additional financing.

Consequently, the Company’s ability to settle its payables depends upon the possibility of obtaining financing or, if not possible, of refinancing financial payables, as well as, if necessary, the granting of additional financing by its direct or indirect controlling companies.

Should no financing alternatives be available for the Company or should the Company not succeed in obtaining refinancing, the Company would not have sufficient funds available to meet its current liabilities payable.

Although the Company will continue to make its best effort to obtain such financing, as of the date of issuance of accompanying financial statements, it is not possible to ensure what the result of such negotiations will be, and consequently, it is not possible to ensure whether the Company will be able to settle its current liabilities in the normal course of business and maintain its normal operations.

Prospects of the Company, Cointel and Telefónica

The Company’s main activity is its indirect ownership interest in Telefónica through Cointel. Therefore, the information about trends that follows corresponds to Telefónica’s activities.

The situation in Argentina remains highly volatile. Although there were macroeconomic improvements in Argentina during the last quarter of 2002 and the first quarter of 2003, including slight wholesale price index deflation during the last quarter of 2002 and increases in the value of the peso against the U.S. dollar as compared to December 31, 2002, the Company continue to operate in a very difficult and volatile environment. In particular, the Company expect that the following circumstances may have a material effect on the results of their operations in future periods:

•	the outcome of the renegotiations of tariffs with the Argentine government;

•	the uncertainty generated by the Company’s, Cointel’s and Telefónica’s need to roll over current liabilities and to continue obtaining waivers from their creditors;

•	the necessity of refinancing their debt that will become due in 2004;

•	the outcome of the presidential elections and how the new government will regulate tariffs; and

•	the macroeconomic situation in Argentina, including inflation, devaluation and unemployment.

In particular, the Company’s, Cointel’s and Telefónica’s results of operations are very susceptible to changes in the peso/dollar exchange rate because their primary assets and revenues are denominated in pesos while substantially most of their liabilities are denominated in dollars.

In addition to these circumstances, changes in Argentina may have other unforeseen consequences that could negatively impact the results of the Company’s, Cointel’s and Telefónica’s operations and their financial position. The Company, Cointel and Telefónica cannot assure that other laws that negatively affect their operations will not be introduced.

Item 3

Note: English translation of the report originally issued in Spanish

(see note 13 to the unconsolidated financial statements), except for the addition of the paragraph included as section 5 of this report and the omission of the paragraphs of the Spanish version related to formal legal requirements for reporting in Argentina.

LIMITED REVIEW REPORT OF

INDEPENDENT PUBLIC ACCOUNTANT

ON INTERIM FINANCIAL STATEMENTS

To the Board of Directors of

TELEFONICA HOLDING DE ARGENTINA S.A.

1.	Identification of the financial statements subject to a limited review

a)	We have reviewed the accompanying balance sheet of Telefónica Holding de Argentina S.A. (“the Company” - an Argentine Corporation) as of March 31, 2003 and the related statements of operations, changes in shareholders’ equity and cash flows for the three-month period ended March 31, 2003.

b)	We have also reviewed the accompanying consolidated balance sheet of the Company and its jointly controlled subsidiary Compañía Internacional de Telecomunicaciones S.A. (“Cointel”) as of March 31, 2003 and the related consolidated statements of operations and cash flows for the three-month period ended March 31, 2003, which are presented as supplementary information in the Chart I.

In connection with the balance sheet of the Company as of December 31, 2002 (latest fiscal year-end) and related additional disclosures as of that date, presented for comparative purposes, we have issued our audit report on the Company’s financial statements as of such date, dated February 21, 2003, expressing a qualified opinion due to uncertainties about (i) the recoverability of the booked value of certain assets of the Company related to its investment in Cointel and (ii) the existence of a substantial doubt about the Company’s, Cointel’s and Telefónica de Argentina S.A.’s (“Telefónica”) ability to continue as a going concern (see chapter 3.b) of this report). Such audit report stated that our opinion, with respect to the Telinver S.A.’s figures, was based on the report of other auditors dated January 30, 2003, expressing a qualified opinion due to uncertainties affecting balances

1

included in Telinver S.A.’s financial statements as of December 31, 2002 (see second paragraph of chapter 2 of this report).

The Company’s financial statements for the three-month period ended March 31, 2002 were reviewed by other auditors, who issued their limited review report, dated May 14, 2002, with a qualification for the omission of the recognition in such financial statements of the effects of the changes in the general purchasing power of money during such period. Note 2 to the accompanying unconsolidated financial statements states that the Company has computed in the financial statements and additional disclosures for such period, presented for comparative purposes, the above-mentioned effects of changes in the general purchasing power of money, the effects of the adoption of the new accounting principles currently in effect and the restatement of such financial statements into constant Argentine pesos of February 28, 2003. Such modifications were not reviewed by the other auditors.

The preparation and issuance of the above-mentioned unconsolidated and consolidated financial statements are the responsibility of the Company’s Board of Directors in the exercise of its specific duties. Our responsibility is to issue a limited review report on the unconsolidated and consolidated financial statements, based on the review we conducted within the scope mentioned in chapter 2.

2.	Scope of the limited review

We conducted our review in accordance with generally accepted auditing standards in Argentina. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion on the financial statements taken as a whole. Accordingly, we do not express such an opinion.

We have not reviewed the financial statements of Telinver S.A. as of March 31, 2003 which were used by Telefónica to value its investment in such subsidiary and to prepare the consolidated financial statements of Telefónica with its subsidiary as of that date. The negative equity interest in Telinver S.A. as of March 31, 2003 which is net under the caption Noncurrent investments of the unconsolidated financial statements, amounts to $12 million (amount calculated considering the Company’s indirect ownership interest in Telinver S.A.) and the net income of Telinver S.A. computed in the financial statements for the investment in this company amounts to a gain of $3 million (amount calculated considering the Company’s indirect ownership interest in Telinver S.A.).

2

The financial statements of Telinver S.A. were reviewed by other auditors who issued a review report, which has been provided to us by the Company, dated May 5, 2003, with findings relating to uncertainties about Telinver S.A.’s ability to continue as a going concern and the recoverability of minimum presumed income tax credits for a booked value of $2 million. Therefore, chapter 4 of this report, with regard to Telinver S.A.’s figures included in the Company’s financial statements, is based on the report of those auditors.

3.	Explanatory paragraphs

a)	During 2002, a deep change was implemented in the economic model of Argentina, as well as in the Convertibility Law that was in place since March 1991 that included, among other measures, the devaluation of the Argentine peso with respect to the US dollar and conversion into pesos of certain assets and liabilities originally denominated in foreign currency, as well as the introduction of monetary exchange control measures, which main effects are described in note 4 to the unconsolidated financial statements. The future development of the economic crisis may require further measures from the Argentine Government, which could include changes to measures already adopted.

Our audit report on the financial statements of the Company as of December 31, 2002 mentioned in chapter 1 of this report makes reference to government imposed restrictions for making money transfers abroad that were in force as of the date of such report and to their potential effect on the ability of the Company to settle its liabilities with foreign creditors. Subsequently, on May 6, 2003 as described in note 4 to the accompanying unconsolidated financial statements, such restrictions have been substantially lifted.

b)	Note 4 to the accompanying unconsolidated financial statements describes the effects on the financial statements of the Company as of March 31, 2003 of the measures implemented by the Argentine Government, in accordance with the evaluations and estimates made by the Company’s Management as of the date of issuance of such financial statements. Future final results could differ from the estimates made by the Company and such differences could be material. Consequently, the financial statements may not include all the adjustments that could result from the final outcome of these situations and must be read considering these circumstances.

In particular, as described in detail in note 9.1 to the accompanying consolidated financial statements, under Law N° 25,561 Telefónica will have to renegotiate with the Government the

3

rate scheme to be effective in the future. Although the Company valued its assets related to its direct and indirect ownership interest in Cointel and Telefónica as of March 31, 2003 on the basis of the Company’s Management best estimate considering currently available information, the Company cannot predict with precision the future rate scheme and therefore the amount of Telefónica’s future revenues and Telefónica’s and Cointel’s net cash flows. Consequently, whether the participation of the Company in the amount booked of fixed assets and minimum presumed income tax credit by Telefónica as of March 31, 2003 of $2,641 million and $18 million, respectively, (see notes 2.2.f) and 2.2.j) to the accompanying consolidated financial statements as of March 31, 2003), and the ownership interest in the booked amount of goodwill related to that investment as of March 31, 2003 of $730 million, are fully recoverable depends on the effect that the outcome of the rate renegotiation may have on Telefónica’s and Cointel’s operations and cash flows. Accordingly, no provision for any loss relating to the recoverability of these assets resulting as a consequence of the future tariff renegotiation has been made by the Company in the financial statements for the three-month period ended March 31, 2003.

Also, as indicated in notes 6 to the unconsolidated financial statements and 12 to the consolidated financial statements, as of March 31, 2003 current liabilities of the Company in foreign currency amount to US$553 million ($1,648 as of March 31, 2003) and Cointel’s (investee company) consolidated current assets in foreign currency with Telefónica are lower than the respective consolidated current liabilities in foreign currency of such companies in the amount of US$961 million ($2,865 million as of March 31, 2003). The Company’s, Cointel’s and Telefónica’s ability to settle their payables will depend upon the possibility of obtaining financing or, if not possible, of refinancing financial payables, as well as, if necessary, the granting of additional financing by their direct or indirect controlling companies. Although the Company, Cointel and Telefónica have expressed that they will make their best efforts to obtain such financing, as of the date of issuance of this report it is not possible to assure what the result of such negotiations will be and consequently, whether the Company, Cointel and Telefónica will be able to settle their liabilities in the normal course of business and maintain their normal operations. Likewise, as described in Note 9 to the unconsolidated financial statements, the Company has a negative shareholders’ equity amounting to $605 million as of March 31, 2003 and the Company cannot provide any assurance that, should the situation of negative shareholders’ equity remain unchanged beyond the suspension of item 5 of section 94 of the Argentine Business Associations Law, its shareholders will decide to capitalize the Company in order to restore its capital stock, or that the Company, consequently, will be able to maintain the normal course of its operations.

4

As described in note 6 to the unconsolidated financial statements, as of the date of issuance of this report, the Company cannot ensure the continuity or future level of the income amounts to accrue or cash flow under its agreement with Telefónica, S.A.-Argentina branch (“TESA Arg.”), as it depends on Telefónica, S.A. agreeing upon the percentage fees with Telefónica.

The financial statements of the Company, Cointel and Telefónica as of March 31, 2003 have been prepared assuming that the Company, Cointel and Telefónica will continue as a going concern. Situations described in b) raise substantial doubt about the ability of the Company, Cointel and Telefónica to continue as a going concern. The financial statements as of March 31, 2003 do not include any adjustments or reclassifications that might result from the outcome of these uncertainties.

c)	As stated in notes 2.2 to the unconsolidated financial statements and 2.1 to the consolidated financial statements, as from the current fiscal year, the Company has applied in the preparation of its financial statements the provisions contained in Technical Resolutions No. 16 to 20 of the Argentine Federation of Professional Councils of Economic Sciences, with the amendments or adjustments as adopted by the CPCECABA through various resolutions, and certain modifications introduced by the National Securities Commission (“CNV”).

4.	Limited review report

Based on our review, conducted as described in chapter 2, which did not include all the necessary procedures to enable us to express an opinion on the financial statements that were subject to the review, we report that:

a)	the financial statements as of March 31, 2003 mentioned in chapter 1.a) of this report, contemplate all the material facts and circumstances of which we are aware,

b)	the consolidated financial statements as of March 31, 2003 mentioned in chapter 1.b) of this report, have been prepared according to the consolidation bases described in note 1. to the consolidated financial statements, which are consistent with the requirements of Technical Resolution N° 4 of the Argentine Federation of Professional Councils in Economic Sciences, and that,

c)	we have no other observations on such financial statements than those included in chapter 3 and the second paragraph of chapter 2 of this report.

5

5.	As explained in note 13 to the unconsolidated financial statements, the accompanying financial statements are the English translation of those originally issued in Spanish and are presented in accordance with generally accepted accounting principles in Argentina approved by the CPCECABA as adopted by the CNV (“Argentine GAAP”). Certain accounting practices of the Company used in preparing the accompanying financial statements conform with Argentine GAAP, but do not conform with generally accepted accounting principles in the United States of America.

Buenos Aires,

May 13, 2003

DELOITTE & CO. S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 – F° 3

ALBERTO LOPEZ CARNABUCCI
(Partner)
Public Accountant – U.B.A.
C.P.C.E.C.A.B.A. Vol. 212 – F° 200

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONICA HOLDING DE ARGENTINA S.A

By:	/s/ Pablo Llauró
Name: Title:	Pablo Llauró Assistant General Counsel

Date: September 2, 2003